As filed with the Securities and Exchange Commission on January 7, 2008.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

athenahealth, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7389	04-3387530
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

311 Arsenal Street
Watertown, MA 02472
(617) 402-1000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Jonathan Bush
Chief Executive Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, MA 02472
(617) 402-1000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Lawrence S. Wittenberg, Esq. Michael H. Bison, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Christopher E. Nolin, Esq. athenahealth, Inc. 311 Arsenal Street Watertown, MA 02472 (617) 402-1000	Christopher J. Austin, Esq. Michael D. Beauvais, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price	Aggregate
Title of Each Class of Securities to be Registered	Registered(1)	Per Share(2)	Offering Price(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	3,577,143	$35.38	$126,559,320	$4,974

(1)	Includes 466,584 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sale prices of the registrant’s common stock on January 2, 2008, as reported by the NASDAQ Global Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 7, 2008

3,110,559 Shares

Common Stock

athenahealth, Inc. is offering 335,000 shares of common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,775,559 shares. athenahealth will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our shares of common stock are listed on the NASDAQ Global Market under the symbol “ATHN.” On January 2, 2008, the last sale price of the shares as reported on the NASDAQ Global Market was $35.26 per share.

See “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to athenahealth	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 3,110,559 shares of common stock, the underwriters have the option to purchase up to an additional 466,584 shares from athenahealth and the selling stockholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2008.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Jefferies & Company	Piper Jaffray

Prospectus dated          , 2008

Internet-based business services that let doctors be doctors.

proprietary internet-based software	+	continually updated database of payer reimbursement rules	+	back-office service operations
greater control		faster payment		better support

athenahealth

Results that make a difference.

As more physicians join **athenahealth**, more billing and clinical rules become part of our shared knowledge-base. As a result, the experience of a single practice can benefit all of our clients, and our network is able to grow bigger, stronger and smarter.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. Before deciding to invest in shares of our common stock, you should read the entire prospectus carefully, including our consolidated financial statements and the accompanying notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

athenahealth, Inc.

Overview

athenahealth is a provider of internet-based business services for physician practices. Our service offerings are based on three integrated components: our proprietary internet-based software, our continually updated database of payer reimbursement process rules and our back-office service operations that perform administrative aspects of billing and clinical data management for physician practices. Our principal offering, athenaCollector, automates and manages billing-related functions for physician practices and includes a medical practice management platform. We have also developed a service offering, athenaClinicals, that automates and manages medical record-related functions for physician practices and includes an electronic medical record, or EMR, platform. We refer to athenaCollector as our revenue cycle management service and athenaClinicals as our clinical cycle management service. Our services are designed to help our clients achieve faster reimbursement from payers, reduce error rates, increase collections, lower operating costs, improve operational workflow controls and more efficiently manage clinical and billing information.

Our services require relatively modest initial investment, are highly adaptable to changing healthcare and technology trends and are designed to generate significant financial benefit for our physician clients. Our results are directly tied to the financial performance of our clients, because the majority of our revenue is based on a percentage of their collections. Our fees are typically 2% to 8% of a practice’s total collections depending upon the size, complexity and other characteristics of the practice, with other fees for implementation, patient billing statements and training services. Our services have enabled our clients, on average, to resolve 93% of their claims to payers on their first submission attempt, compared to an industry average we estimate to be 70%. Our internal studies show that we have reduced the days in accounts receivable of our client base by more than 30%. We have experienced a contract renewal rate of at least 97% in each of the last five years, and this persistent client base drives a predictable revenue stream. In 2006, we generated revenue of $75.8 million from the sale of our services, compared to $53.5 million in 2005. In the nine months ended September 30, 2007, we generated revenue of $72.6 million from the sales of our services, compared to $55.0 million in the nine months ended September 30, 2006. As of September 30, 2007, there were more than 11,500 medical providers, including more than 8,900 physicians, using our services across 33 states and 54 medical specialties.

We believe our innovative internet-based business services model represents a significant departure from the traditional model of physicians relying upon on-site or outsourced administrative staff, using stand-alone software that is not internet-based, to run the back-office aspects of their practices. By continuously improving all three components of our services, we drive improvement in the business results of our network of clients: we typically update our centralized internet-based software every six to eight weeks; we add more than 100 rules on average each month to our database of payer rules; and we regularly improve our back-office service operations with more efficient technology and processes. Additionally, as our database of aggregated health information grows, we are able to use this information to further the strategic position of our company. For example, in June 2006 we introduced our annual PayerView rankings of health plans’ performance with respect to the speed and accuracy of reimbursement processes at different insurance companies, an initiative that we believe increases our profile in the provider and payer communities.

Market Opportunity

The market opportunity for our services is driven by physician office collections in the United States. According to the U.S. Centers for Medicare and Medicaid Services, since 2000, ambulatory care spending increased by an average of 7.7% per year to $420 billion in 2005. As the ambulatory care market has grown, we estimate that the market for revenue and clinical cycle management solutions has grown to over $27 billion. These expenditures are primarily comprised of salary and benefits for in-house administrative staff and the cost of third-party practice management and EMR software.

In addition, growth in managed care has increased the complexity of physician practice reimbursement. Managed care plans typically create complex reimbursement structures and plan designs that place greater responsibility on physician practices to capture data and provide appropriate claims to obtain payments. As a result, physician practices must keep track of multiple plan designs and processing requirements to ensure appropriate payment for services rendered. We also believe that new initiatives by government-sponsored and private health plans will further increase the complexity of physician practice reimbursement. For example, pay-for-performance programs require submission of enhanced information to payers, and new health plan designs, known as consumer driven health plans, include provisions for increased direct payment by patients.

Physician practices are generally not well equipped to address this increasing complexity. In addition to administering typical small business functions, physician practices must invest significant time and resources in activities that are required to secure reimbursement from third-party payers or patients and to process inbound and outbound communications related to physician orders to laboratories and pharmacies. To accomplish these tasks, physician offices often use locally installed software, send and receive paper-based and fax-based communications and conduct telephone-based discussions with payers and intermediaries to resolve unpaid claims or to inquire about the status of transactions. This work is typically performed by in-house staff, although some practices hire third-party services that also use locally installed software to manage transactions.

As the complexity and number of health benefit plan payer rules have increased, the ability of physician practices or third-party billing services to use locally installed software solutions to keep up with these rules has diminished, leading to poor financial performance and decreased clinical efficiency. In addition to the time and cost of these activities, medical offices typically stop seeking reimbursement and write off associated receivables for approximately 10% of their medical claims.

Our Solution

The dynamic and increasingly complex healthcare market requires an integrated solution to effectively manage the reimbursement and clinical landscape. We believe we are the first company to integrate internet-based software, a continually updated database of payer reimbursement process rules and back-office service operations into a single internet-based business service for physician practices. We deliver these services at each critical step in the revenue and clinical cycle workflow through a combination of software, knowledge and work:

•	Software. athenaNet, our proprietary internet-based practice management and EMR application, is a workflow management tool used in every work step that is required to properly handle billing, collections and medical record management-related functions. All users across our client-base simultaneously use the same version of our software application, which connects them to our continually updated database of payer rules and to our services team.

•	Knowledge. athenaRules, our proprietary database of payer rules, enforces physician office workflow requirements, and is continually updated with payer-specific coding and documentation information. This knowledge continues to grow as a result of our years of experience managing back office service operations for hundreds of physician practices, including processing medical claims with tens of thousands of health benefit plans.

•	Work. The athenahealth service operations, consisting of nearly 400 people in the United States, and approximately 700 people at our off-shore service provider, interact with clients at all key steps of the revenue and clinical cycle workflow. These operations include setting up medical providers for billing, checking the eligibility of scheduled patients electronically, submitting electronic and paper-based claims to payers directly or through intermediaries, processing clinical orders, receiving and processing checks and remittance information from payers, documenting the result of payers’ responses and evaluating and resubmitting claims denials.

Our Strategy

Our mission is to be the most trusted and effective provider of business services for physician practices. To achieve this, our strategy includes:

•	Remaining intensely focused on our clients’ success. Our business model aligns our goals with our clients’ goals and provides an incentive for us to continually improve the performance of our clients. We believe that this approach enables us to maintain client loyalty, to enhance our reputation and to improve the quality of our solutions.

•	Maintaining and growing our payer rules database. Our rules engine development work increases the percentage of transactions that are successfully executed on the first attempt and reduces the time to resolution after claims or other transactions are submitted. An important component of increasing value to our clients is that we continue to develop our centralized payer reimbursement process rules database, athenaRules, using our experience gained each day across our network of clients. This continued development allows all our clients to benefit from our more than 40 full-time equivalent staff focused on finding, researching, documenting and implementing new payer rules.

•	Attracting new clients. We expect to continue with current and expanded sales and marketing efforts to address our market opportunity by aggressively seeking new clients. We believe that our internet-based business services provide significant value for physician offices of any size. We estimate that our athenaCollector client base represents less than two percent of the U.S. addressable market for revenue cycle management.

•	Increasing revenue per client by adding new service offerings. We have only recently begun to offer our athenaClinicals service, which we combine with athenaCollector for sale to prospective clients. In the future, we plan to offer athenaClinicals as a stand-alone option. We are also developing additional services to address other administrative tasks within the physician office, such as patient communications for scheduling appointments, accessing lab results and refilling prescriptions.

•	Expanding operating margins by reducing the costs of providing our services. We believe we can increase our operating margins as we increase the scalability of our service operations. Our integrated operations enable us to deploy efficient and effective resources at each step of the revenue and clinical cycle workflow.

Risks Associated with Our Business

Our business is subject to a number of risks which you should be aware of before making an investment decision. Those risks are discussed more fully in “Risk Factors” beginning on page 8. For example:

•	we have incurred significant losses since inception, including net losses of $9.2 million and $5.6 million for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively, resulting in an accumulated deficit of $70.8 million at September 30, 2007;

•	we operate in a highly competitive industry, and if we are not able to compete effectively, our business and operating results will be harmed;

•	our proprietary internet-based software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could cause harm to our business and operating results; and

•	government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

Our Corporate Information

We were incorporated in Delaware on August 21, 1997 as Athena Healthcare Incorporated. We changed our name to athenahealth.com, Inc. on March 31, 2000 and to athenahealth, Inc. on November 17, 2000. Our corporate headquarters are located at 311 Arsenal Street, Watertown, Massachusetts 02472, and our telephone number is (617) 402-1000. Our website address is www.athenahealth.com. The information on, or that can be accessed through, our website is not part of this prospectus. In this prospectus, the terms “athena,” “athenahealth,” “we,” “us” and “our” refer to athenahealth, Inc. and its subsidiary, Athena Net India Pvt. Ltd., and any subsidiary that may be acquired or formed in the future.

athenahealth, athenaNet and the athenahealth logo are registered trademarks of athenahealth and athenaCollector, athenaClinicals, athenaEnterprise and athenaRules are trademarks of athenahealth. This prospectus also includes the registered and unregistered trademarks of other persons.

THE OFFERING

Common stock offered by us	335,000 shares

Common stock offered by the selling stockholders	2,775,559 shares

Common stock to be outstanding after this offering	32,659,824 shares

Option to purchase additional shares offered by us and the selling stockholders	To the extent that the underwriters sell more than 3,110,559 shares of common stock, the underwriters have the option to purchase up to an additional 466,584 shares from us and the selling stockholders, at the public offering price less the underwriting discount.

Use of proceeds	We expect our net proceeds from the offering to be approximately $ million, assuming a public offering price of $35.26 per share, based on the last reported sale price of our common stock on the NASDAQ Global Market on January 2, 2008, after deducting estimated underwriting discounts and commissions and estimated fees and expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary technologies or businesses. See “Use of Proceeds.”

NASDAQ Global Market symbol	“ATHN”

The number of shares of common stock to be outstanding after this offering is based on 32,324,824 shares of common stock outstanding as of December 31, 2007. The number of shares of common stock to be outstanding after this offering does not include:

•	2,888,058 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2007 with a weighted average exercise price of $4.00 per share;

•	74,936 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2007 with a weighted average exercise price of $3.34 per share; and

•	1,505,622 shares of common stock currently reserved for future issuance under our equity incentive plans.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase 473,646 shares of our common stock in this offering from us and the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data for our fiscal years 2004 through 2006 and for the nine months ended September 30, 2006 and 2007 and our summary consolidated balance sheet data as of September 30, 2007. The consolidated financial data for the fiscal years ended December 31, 2004, 2005 and 2006 has been derived from our audited consolidated financial statements and for the nine months ended September 30, 2006 and 2007 and as of September 30, 2007 has been derived from our unaudited consolidated financial statements, which appear elsewhere in this prospectus. The financial data as of and for the nine months ended September 30, 2006 and 2007 are derived from our unaudited consolidated financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of such consolidated financial data. Operating results for these interim periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this information in conjunction with our consolidated financial statements, the related notes to these financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(in thousands except share and per share data)

Consolidated Statements of Operations Data:
Revenue:
Business services	$35,033	$48,958	$70,652	$51,167	$67,648
Implementation and other	3,905	4,582	5,161	3,800	4,960

Total revenue	38,938	53,540	75,813	54,967	72,608

Operating expenses(1):
Direct operating	20,512	27,545	36,530	26,624	33,900
Selling and marketing	7,650	11,680	15,645	11,248	12,643
Research and development	1,485	2,925	6,903	4,645	5,451
General and administrative	8,520	15,545	16,347	11,921	13,912
Depreciation and amortization	3,159	5,483	6,238	4,589	4,325

Total operating expenses	41,326	63,178	81,663	59,027	70,231

Operating (loss) income	(2,388)	(9,638)	(5,850)	(4,060)	2,377

Other income (expense):
Interest income	140	106	372	251	356
Interest expense	(1,362)	(1,861)	(2,671)	(1,883)	(2,399)
Other expense	—	—	(702)	(444)	(5,689)

Total other expense	(1,222)	(1,755)	(3,001)	(2,076)	(7,732)

Loss before income taxes and cumulative effect of change in accounting principle	(3,610)	(11,393)	(8,851)	(6,136)	(5,355)
Income tax expense	—	—	—	—	217

Loss before cumulative effect of change in accounting principle	(3,610)	(11,393)	(8,851)	(6,136)	(5,572)

Cumulative effect of change in accounting principle	—	—	(373)	(373)	—

Net (loss)	$(3,610)	$(11,393)	$(9,224)	$(6,509)	$(5,572)

Net loss per share — basic and diluted	$(0.87)	$(2.51)	$(1.96)	$(1.39)	$(0.91)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(in thousands except share and per share data)

Weighted average shares outstanding — basic and diluted	4,151,156	4,531,691	4,707,902	4,679,762	6,095,261

(1) Amounts include stock-based compensation expense as follows:
Direct operating	$—	$—	$64	$43	$136
Selling and marketing	—	—	43	31	84
Research and development	—	—	53	37	178
General and administrative	—	—	196	60	539

Total	$—	$—	$356	$171	$937

The summary consolidated balance sheet data as of September 30, 2007 is presented:

•	on an actual basis;

•	on a pro forma basis to reflect the repayment of long-term debt totaling $22.2 million and additional interest and prepayment penalties totaling $0.9 million during the fourth quarter of 2007; and

•	on a pro forma as adjusted basis to further reflect the receipt by us of net proceeds of $ million from the sale of the 335,000 shares of common stock offered by us in this offering at an assumed public offering price of $35.26 per share, based on the last reported sale price of our common stock on the NASDAQ Global Market on January 2, 2008, less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$89,809	$	$
Working capital	82,157
Total assets	121,839
Total indebtedness, including current portion	22,817
Total stockholders’ equity	72,997

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

We have incurred significant operating losses in the past and may not be profitable in the future.

We have incurred significant operating losses since our inception. For the year ended December 31, 2006, we had a net loss of $9.2 million and a loss from operations of $5.9 million and for the nine months ended September 30, 2007 we had a net loss of $5.6 million and income from operations of $2.4 million. We have an accumulated deficit of $70.8 million as of September 30, 2007. It is not certain that we will become profitable, or that, if we become profitable, our profitability will increase. In addition, we expect our costs and operating expenses to increase in the future as we expand our operations. If our revenue does not grow to offset these expected increased costs and operating expenses, we may not be profitable. You should not consider recent quarterly revenue growth as indicative of our future performance. In fact, in future quarters we may not have any revenue growth and our revenue could decline. Furthermore, if our costs and operating expenses exceed our expectations, our financial performance will be adversely affected.

Our operating results have in the past and may continue to fluctuate significantly and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Moreover, our stock price may be based on expectations of our future performance that may be unrealistic or that may not be met. Some of the important factors that could cause our revenues and operating results to fluctuate from quarter to quarter include:

•	the extent to which our services achieve or maintain market acceptance;

•	our ability to introduce new services and enhancements to our existing services on a timely basis;

•	new competitors and introduction of enhanced products and services from new or existing competitors;

•	the length of our contracting and implementation cycles;

•	the financial condition of our current and potential clients;

•	changes in client budgets and procurement policies;

•	amount and timing of our investment in research and development activities;

•	technical difficulties or interruptions in our services;

•	our ability to hire and retain qualified personnel, including the rate of expansion of our sales force;

•	changes in the regulatory environment related to healthcare;

•	regulatory compliance costs;

•	the timing, size and integration success of potential future acquisitions; and

•	unforeseen legal expenses, including litigation and settlement costs.

Many of these factors are not within our control, and the occurrence of one or more of them might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and should not be relied upon as an indication of future performance.

A significant portion of our operating expense is relatively fixed in nature and planned expenditures are based in part on expectations regarding future revenue. Accordingly, unexpected revenue shortfalls may decrease our gross margins and could cause significant changes in our operating results from quarter to quarter. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

We operate in a highly competitive industry, and if we are not able to compete effectively, our business and operating results will be harmed.

The provision by third parties of revenue cycle services to physician practices has historically been dominated by small service providers who offer highly individualized services and a high degree of specialized knowledge applicable in many cases to a limited medical specialty, a limited set of payers or a limited geographical area. We anticipate that the software, statistical and database tools that are available to such service providers will continue to become more sophisticated and effective and that demand for our services could be adversely affected.

Revenue cycle software for physician practices has historically been dominated by large, well-financed and technologically-sophisticated entities that have focused on software solutions. The size and financial strength of these entities is increasing as a result of continued consolidation in both the information technology and healthcare industries. We expect large integrated technology companies to become more active in our markets, both through acquisition and internal investment. As costs fall and technology improves, increased market saturation may change the competitive landscape in favor of competitors with greater scale than we currently possess.

Some of our current large competitors, such as GE Healthcare, Sage Software Healthcare, Inc., Misys Healthcare Systems, Allscripts Healthcare Solutions, Inc., Quality Systems, Inc., Siemens Medical Solutions USA, Inc. and McKesson Corp. have greater name recognition, longer operating histories and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their products to the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, larger client bases, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage. Further, in light of these advantages, even if our services are more effective than the product or service offerings of our competitors, current or potential clients might accept competitive products and services in lieu of purchasing our services. Increased competition is likely to result in pricing pressures, which could negatively impact our sales, profitability or market share. In addition to new niche vendors, who offer stand-alone products and services, we face competition from existing enterprise vendors, including those currently focused on software solutions, which have information systems in place at clients in our target market. These existing enterprise vendors may now, or in the future, offer or promise products or services with less functionality than our services, but which offer ease of integration with existing systems and which leverage existing vendor relationships.

The market for our services is immature and volatile, and if it does not develop or if it develops more slowly than we expect, the growth of our business will be harmed.

The market for internet-based business services is relatively new and unproven, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of on-demand business services in general, and for their revenue and clinical cycles in particular. Many enterprises have invested substantial personnel and financial resources to integrate established enterprise software into their businesses, and therefore may be reluctant or unwilling to switch to an on-demand application service. Furthermore, some enterprises may be reluctant or unwilling to use on-demand application services, because they have concerns regarding the risks associated with security capabilities, among other things, of the technology delivery model associated with these services. If enterprises do not perceive the benefits of our services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results. In addition, as a new company in this unproven market, we have limited insight into trends that may develop and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. If any of these risks occur, it could materially adversely affect our business, financial condition or results of operations.

If we do not continue to innovate and provide services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing services that the medical community uses to improve business performance and quality of service to patients. Our competitors are constantly developing products and services that may become more efficient or appealing to our clients. As a result, we must continue to invest significant resources in research and development in order to enhance our existing services and introduce new high-quality services that clients will want. If we are unable to predict user preferences or industry changes, or if we are unable to modify our services on a timely basis, we may lose clients. Our operating results would also suffer if our innovations are not responsive to the needs of our clients, are not appropriately timed with market opportunity or are not effectively brought to market. As technology continues to develop, our competitors may be able to offer results that are, or that are perceived to be, substantially similar to or better than those generated by our services. This may force us to compete on additional service attributes and to expend significant resources in order to remain competitive.

As a result of our variable sales and implementation cycles, we may be unable to recognize revenue to offset expenditures, which could result in fluctuations in our quarterly results of operations or otherwise harm our future operating results.

The sales cycle for our services can be variable, typically ranging from three to five months from initial contact to contract execution. During the sales cycle, we expend time and resources, and we do not recognize any revenue to offset such expenditures. Our implementation cycle is also variable, typically ranging from three to five months from contract execution to completion of implementation. Some of our new-client set-up projects are complex and require a lengthy delay and significant implementation work. Each client’s situation is different, and unanticipated difficulties and delays may arise as a result of failure by us or by the client to meet our respective implementation responsibilities. During the implementation cycle, we expend substantial time, effort and financial resources implementing our service, but accounting principles do not allow us to recognize the resulting revenue until the service has been implemented, at which time we begin recognition of implementation revenue over the life of the contract. This could harm our future operating results.

After a client contract is signed, we provide an implementation process for the client during which appropriate connections and registrations are established and checked, data is loaded into our athenaNet system, data tables are set up and practice personnel are given initial training. The length and details of this implementation process vary widely from client to client. Typically implementation of larger clients takes longer than implementation for smaller clients. Implementation for a given client may be cancelled. Our contracts typically provide that they can be terminated for any reason or for no reason in 90 days. Despite the fact that we typically require a deposit in advance of implementation, some clients have cancelled before our service has been started. In addition, implementation may be delayed or the target dates for completion may be extended into the future for a variety of reasons, including to meet the needs and requirements of the client, because of delays with payer processing and because of the volume and complexity of the implementations awaiting our work. If implementation periods are extended, our provision of the revenue cycle or clinical cycle services upon which we realize most of our revenues will be delayed and our financial condition may be adversely affected. In addition, cancellation of any implementation after it has begun may involve loss to us of time, effort and expenses invested in the cancelled implementation process and lost opportunity for implementing paying clients in that same period of time.

These factors may contribute to substantial fluctuations in our quarterly operating results, particularly in the near term and during any period in which our sales volume is relatively low. As a result, in future quarters our operating results could fall below the expectations of securities analysts or investors, in which event our stock price would likely decrease.

If the revenue of our clients decreases, our revenue will decrease.

Under most of our client contracts, we base our charges on a percentage of the revenue that the client realizes while using our services. Many factors may lead to decrease in client revenue, including:

•	interruption of client access to our system for any reason;

•	our failure to provide services in a timely or high-quality manner;

•	failure of our clients to adopt or maintain effective business practices;

•	actions by third-party payers of medical claims to reduce reimbursement;

•	government regulations reducing reimbursement; and

•	reduction of client revenue resulting from increased competition or other changes in the marketplace for physician services.

If the clients’ revenue decreases for any reason, our revenue will likely decrease.

If participants in our channel marketing and sales lead programs do not maintain appropriate relationships with potential clients, our sales accomplished with their help or data may be unwound and our payments to them may be deemed improper.

We maintain a series of relationships with third parties that we term channel relationships. These relationships take different forms under different contractual language. Some relationships help us identify sales leads. Other relationships permit third parties to act as value-added resellers or as independent sales representatives for our services. In some cases, for example in the case of some membership organizations, these relationships involve endorsement of our services as well as other marketing activities. In each of these cases, we require contractually that the third party disclose information to and/or limit their relationships with potential purchasers of our services for regulatory compliance reasons. If these third parties do not comply with these regulatory requirements, sales accomplished with the data or help that they have provided may not be enforceable and may be unwound. Third parties that, despite our requirements and safeguards, exercise undue influence over decisions by prospective clients, occupy positions with obligations of fidelity or fiduciary obligations to prospective clients, or who offer bribes or kickbacks to prospective clients or their employees, may be committing wrongful or illegal acts that could render any resulting contract between us and the client unenforceable. Conduct by these third parties with respect to prospective clients may result in allegations that we have encouraged or participated in wrongful or illegal behavior and that payments to such third parties under our channel contracts are improper. This conduct could subject us to civil or criminal claims and liabilities, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees and could adversely effect our revenue and operating margin. Even an unsuccessful challenge of our activities could result in adverse publicity, require costly response from us, impair our ability to attract and maintain clients and lead analysts or potential investors to reduce their expectations of our performance, resulting in reduction to our market price.

Failure to manage our rapid growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

We have been experiencing a period of rapid growth. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations in geographically-distributed locations. We also must attract, train and retain a significant number of qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Failure to manage our rapid growth effectively could lead us to over-invest or under-invest in technology and operations, could result in weaknesses in our infrastructure, systems or controls, could give rise to operational mistakes, losses, loss of productivity or business opportunities, and could result in loss of employees and reduced productivity of remaining employees. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services. For example, in anticipation of our future growth, we recently announced our intention to purchase a complex of buildings, including approximately 133,000 square feet of office space, on approximately 53 acres of land in Belfast, Maine. If we are unable or, based on our due diligence, elect not to complete this acquisition, we would expect to seek out alternative facilities. Although we expect comparable facilities would be available on commercially reasonable terms, we can not assure you that this is the case, and in any event any such delay could have an adverse impact on our company as we look to effectively manage our future growth. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue could decline or may grow more slowly than expected, and we may be unable to implement our business strategy.

We depend upon a third-party service provider for important processing functions. If this third-party provider does not fulfill its contractual obligations or chooses to discontinue its services, our business and operations could be disrupted and our operating results would be harmed.

We have entered into a service agreement with Vision Healthsource, a subsidiary of Perot Systems Corporation, through which approximately 700 people provide data entry and other services from facilities located in India and the Philippines to support our client service operations. Among other things, this provider processes critical claims data and patient statements. If these services fail or are of poor quality, our business, reputation and operating results could be harmed. Failure of the service provider to perform satisfactorily could result in client dissatisfaction, disrupt our operations and adversely affect operating results. With respect to this service provider, we have significantly less control over the systems and processes than if we maintained and operated them ourselves, which increases our risk. In some cases, functions necessary to our business are performed on proprietary systems and software to which we have no access. If we need to find an alternative source for performing these functions, we may have to expend significant money, resources and time to develop the alternative, and if this development is not accomplished in a timely manner and without significant disruption to our business, we may be unable to fulfill our responsibilities to clients or the expectations of clients, with the attendant potential for liability claims and a loss of business reputation, loss of ability to attract or maintain clients and reduction of our revenue or operating margin.

Various risks could interrupt international operations, exposing us to significant costs.

We have contracted with companies operating in Canada, India and the Philippines for various services, including data entry, outgoing calls to payers, data classification and software development. In addition, in October 2005, we established a subsidiary in Chennai, India to conduct research and development activities. International operations expose us to potential operational disruptions as a result of currency valuations, political turmoil and labor issues. Any such disruptions may have a negative effect on our profits, on client satisfaction and on our ability to attract or maintain clients.

Because competition for our target employees is intense, we may not be able to attract and retain the highly-skilled employees we need to support our planned growth.

To continue to execute on our growth plan, we must attract and retain highly-qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and internet-related services and senior sales executives. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly-skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain key employees. Furthermore, the new requirement to expense stock options may discourage us from granting the size or type of stock option awards that job candidates require to join our company. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

If we acquire companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results and the value of our common stock.

As part of our business strategy, we may acquire, enter into joint ventures with, or make investments in complementary companies, services and technologies in the future. Acquisitions and investments involve numerous risks, including:

•	difficulties in identifying and acquiring products, technologies or businesses that will help our business;

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of entering new markets in which we have little to no experience; and

•	delays in client purchases due to uncertainty and the inability to maintain relationships with clients of the acquired businesses.

As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, we may incur costs in excess of what we anticipate, and management resources and attention may be diverted from other necessary or valuable activities.

If we are required to collect sales and use taxes on the services we sell in additional jurisdictions, we may be subject to liability for past sales and our future sales may decrease.

We may lose sales or incur significant expenses should states be successful in imposing broader guidelines to state sales and use taxes. A successful assertion by one or more states that we should collect sales or other taxes on the sale of our services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes and these rules and regulations are subject to varying interpretations that may change over time. We review these rules and regulations periodically and, when we believe our services are subject to sales and use taxes in a particular state, voluntarily engage state tax authorities in order to determine how to comply with their rules and regulations. For example, in April 2006 we entered into a settlement agreement with the Ohio Department of Taxation after it determined that we owed sales and use taxes for sales made in the State of Ohio between July 2005 and January 2006. In connection with this settlement we paid the State of Ohio $0.2 million in taxes, interest and penalties. Additionally, in November 2004, we began paying sales and use taxes in the State of Texas. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we believe no compliance is necessary.

We may also become subject to tax audits or similar procedures in states where we already pay sales and use taxes. For example, in October 2007, we received an audit notification from the Commonwealth of Massachusetts Department of Revenue requesting materials relating to the amount of use tax the Company paid on account of purchases by the Company for the audit periods between January 1, 2004 and December 31, 2006. The audit is ongoing as of December 31, 2007. During the fourth quarter of 2007, we accrued a liability of approximately $50,000 in connection with this ongoing audit. Although we do not think the impact of this particular audit will be material to us, there can be no assurance that this will be the case. The assessment of taxes, interest and penalties as a result of audits, litigation or otherwise, could be materially adverse to our current and future results of operations and financial condition.

Vendors of services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we may be liable for past taxes in addition to taxes going forward. Liability for past taxes may also include very substantial interest and penalty charges. Our client contracts provide that our clients must pay all applicable sales and similar taxes. Nevertheless, clients may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties and if our clients fail or refuse to reimburse us for all or a portion of these amounts, we will have incurred unplanned expenses that may be substantial. Moreover, imposition of such taxes on our services going forward will effectively increase the cost of such services to our clients and may adversely affect our ability to retain existing clients or to gain new clients in the areas in which such taxes are imposed.

We may be unable to adequately protect, and we may incur significant costs in enforcing, our intellectual property and other proprietary rights.

Our success depends in part on our ability to enforce our intellectual property and other proprietary rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license and access agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring certain of our employees and consultants to enter into confidentiality, noncompetition and assignment of inventions agreements. Our attempts to protect our intellectual property may be challenged by others or invalidated through administrative process or litigation. While we have six U.S. patent applications pending, we currently have no issued patents and may be unable to obtain meaningful patent protection for our technology. We have received a final office action rejecting application on our oldest and broadest application and have filed a request for continued examination, along with a response and revised claims with respect to that patent. In addition, if any patents are issued in the future, they may not provide us with any competitive advantages, or may be successfully challenged by third parties. Agreement terms that address non-competition are difficult to enforce in many jurisdictions and may not be enforceable in any particular case. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products or services similar to ours, or use trademarks similar to ours, each of which could materially harm our business. Existing U.S. federal and state intellectual property laws offer only limited protection. Moreover, the laws of other countries in which we now or may in the future conduct operations or contract for services may afford little or no effective protection of our intellectual property. Further, our platform incorporates open source software components that are licensed to us under various public domain licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses and therefore the potential impact of such terms on our business is somewhat unknown. The failure to adequately protect our intellectual property and other proprietary rights could materially harm our business.

In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

We may be sued by third parties for alleged infringement of their proprietary rights.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, our business involves the systematic gathering and analysis of data about the requirements and behaviors of payers and other third parties, some or all of which may be claimed to be confidential or proprietary. We have received in the past, and may receive in the future, communications from third parties claiming that we have infringed on the intellectual property rights of others. For example, in 2005, Billingnetwork Patent, Inc. sued us in Florida federal court alleging infringement of its patent issued in 2002 entitled “Integrated Internet Facilitated Billing, Data Processing and Communications System.” We have moved to dismiss that case and oral argument on that motion was heard by the court in March 2006. We are awaiting further action from the court at this time. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to resolve, could divert management attention from executing our business plan and could require us to pay monetary damages or enter into royalty or licensing agreements. In addition, many of our contracts contain warranties with respect to intellectual property rights, and some require us to indemnify our clients for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling on such a claim.

Moreover, any settlement or adverse judgment resulting from such a claim could require us to pay substantial amounts of money or obtain a license to continue to use the technology or information that is the subject of the claim, or otherwise restrict or prohibit our use of the technology or information. There can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all, from third parties asserting an infringement claim; that we would be able to develop alternative technology on a timely basis, if at all; or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our clients to continue using, our affected services. Accordingly, an adverse determination could prevent us from offering our services to others. In addition, we may be required to indemnify our clients for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling for such a claim.

We are bound by exclusivity provisions that restrict our ability to enter into certain sales and marketing relationships in order to market and sell our services.

Our marketing and sales agreement with Worldmed Shared Services, Inc. (d/b/a PSS World Medical Shared Services, Inc.), or PSS, restricts us during the term of the agreement from certain sales and marketing relationships, including relationships with certain competitors of PSS and certain distributors and manufacturers of medical, surgical or pharmaceutical supplies. This restriction may make it more difficult for us to realize sales, distribution and income opportunities with certain potential clients, in particular small physician practices, which could adversely affect our operating results.

We may require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to develop new services or enhance our existing service, enhance our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our loan agreements contain operating and financial covenants that may restrict our business and financing activities.

We have loan agreements that provide for up to $40.1 million of total borrowings, of which $22.8 million was outstanding at September 30, 2007. Borrowings are secured by substantially all of our assets including our intellectual property. Our loan agreements restrict our ability to:

•	incur additional indebtedness;

•	create liens;

•	make investments;

•	sell assets;

•	pay dividends or make distributions on and, in certain cases, repurchase our stock; or

•	consolidate or merge with other entities.

In addition, our credit facilities require us to meet specified minimum financial measurements. The operating and financial restrictions and covenants in these credit facilities, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. A breach of any of these covenants could result in a default under the loan agreement, which could cause all of the outstanding indebtedness under both credit facilities to become immediately due and payable and terminate all commitments to extend further credit.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing in 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the NASDAQ Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Current and future litigation against us could be costly and time consuming to defend.

We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes and employment claims made by our current or former employees. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, overall financial condition and operating results. In addition, legal claims that have not yet been asserted against us may be asserted in the future. Insurance may not cover such claims, may not be sufficient for one or more such claims and may not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance resulting in a reduction in the trading price of our stock.

RISKS RELATED TO OUR SERVICE OFFERINGS

Our proprietary athenaNet software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business and operating results.

Proprietary software development is time-consuming, expensive and complex. Unforeseen difficulties can arise. We may encounter technical obstacles, and it is possible that we discover additional problems that prevent our proprietary athenaNet application from operating properly. If athenaNet does not function reliably or fails to achieve client expectations in terms of performance, clients could assert liability claims against us and/or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain clients.

Moreover, information services as complex as those we offer have in the past contained, and may in the future develop or contain, undetected defects or errors. We cannot assure you that material performance problems or defects in our services will not arise in the future. Errors may result from interface of our services with legacy systems and data which we did not develop and the function of which is outside of our control. Despite testing, defects or errors may arise in our existing or new software or service processes. Because changes in payer requirements and practices are frequent and sometimes difficult to determine except through trial and error, we are continuously discovering defects and errors in our software and service processes compared against these requirements and practices. These defects and errors and any failure by us to identify and address them could result in loss of revenue or market share, liability to clients or others, failure to achieve market acceptance or expansion, diversion of development resources, injury to our reputation and increased service and maintenance costs. Defects or errors in our software and service processes might discourage existing or potential clients from purchasing services from us. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability may be substantial and could adversely affect our operating results.

In addition, clients relying on our services to collect, manage and report clinical, business and administrative data may have a greater sensitivity to service errors and security vulnerabilities than clients of software products in general. We market and sell services that, among other things, provide information to assist care providers in tracking and treating ill patients. Any operational delay in or failure of our technology or service processes may result in the disruption of patient care and could cause harm to our business and operating results.

Our clients or their patients may assert claims against us in the future alleging that they suffered damages due to a defect, error or other failure of our software or service processes. A product liability claim or errors or omissions claim could subject us to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of such a claim.

If our security measures are breached or fail and unauthorized access is obtained to a client’s data, our service may be perceived as not being secure, clients may curtail or stop using our service and we may incur significant liabilities.

Our service involves the storage and transmission of clients’ proprietary information and protected health information of patients. Because of the sensitivity of this information, security features of our software are very important. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, someone may be able to obtain unauthorized access to client or patient data. As a result, our reputation could be damaged, our business may suffer and we could face damages for contract breach, penalties for violation of applicable laws or regulations and significant costs for remediation and remediation efforts to prevent future occurrences.

In addition, we rely upon our clients as users of our system for key activities to promote security of the system and the data within it, such as administration of client-side access credentialing and control of client-side display of data. On occasion, our clients have failed to perform these activities. For example, our physician practice clients have, on occasion, failed to terminate the athenaNet login/password of former employees, or permitted current employees to share login/passwords, each of which is a violation of our contractual arrangement with these clients. When we become aware of such breaches, we work with the client to terminate the inappropriate access and provide additional instruction to our clients in order to avoid the reoccurrence of such problems. Although to date these breaches have not resulted in claims against us or in material harm to our business, the failure of our clients in future periods to perform these activities may result in claims against us, which could expose us to significant expense and harm to our reputation.

Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and clients. In addition, our clients may authorize or enable third parties to access their client data or the data of their patients on our systems. Because we do not control such access, we cannot ensure the complete integrity or security of such data in our systems.

Failure by our clients to obtain proper permissions and waivers may result in claims against us or may limit or prevent our use of data which could harm our business.

We require our clients to provide necessary notices and to obtain necessary permissions and waivers for use and disclosure of the information that we receive, and we require contractual assurances from them that they have done so and will do so. If they do not obtain necessary permissions and waivers, then our use and disclosure of information that we receive from them or on their behalf may be limited or prohibited by state or federal privacy laws or other laws. This could impair our functions, processes and databases that reflect, contain or are based upon such data and may prevent use of such data. In addition, this could interfere with or prevent creation or use of rules, analyses or other data-driven activities that benefit us. Moreover, we may be subject to claims or liability for use or disclosure of information by reason of lack of valid notice, permission or waiver. These claims or liabilities could subject us to unexpected costs and adversely affect our operating results.

Various events could interrupt clients’ access to athenaNet, exposing us to significant costs.

The ability to access athenaNet is critical to our clients’ cash flow and business viability. Our operations and facilities are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including, without limitation: (i) power loss and telecommunications failures; (ii) fire, flood, hurricane and other natural disasters; (iii) software and hardware errors, failures or crashes in our own systems or in other systems; and (iv) computer viruses, hacking and similar disruptive problems in our own systems and in other systems. We attempt to mitigate these risks through various means including redundant infrastructure, disaster recovery plans, separate test systems and change control and system security measures, but our precautions will not protect against all potential problems. If clients’ access is interrupted because of problems in the operation of our facilities, we could be exposed to significant claims by clients or their patients, particularly if the access interruption is associated with problems in the timely delivery of funds due to clients or medical information relevant to patient care. Our plans for disaster recovery and business continuity rely upon third-party providers of related services, and if those vendors fail us at a time that our systems are not operating correctly, we could incur a loss of revenue and liability for failure to fulfill our obligations. Any significant instances of system downtime could negatively affect our reputation and ability to retain clients and sell our services which would adversely impact our revenues.

In addition, retention and availability of patient care and physician reimbursement data are subject to federal and state laws governing record retention, accuracy and access. Some laws impose obligations on our clients and on us to produce information to third parties and to amend or expunge data at their direction. Our failure to meet these obligations may result in liability which could increase our costs and reduce our operating results.

Interruptions or delays in service from our third-party data-hosting facilities could impair the delivery of our service and harm our business.

As of the date of this prospectus, we serve our clients from a third-party data-hosting facility located in Waltham, Massachusetts. As part of our current disaster recovery arrangements, a subset of our production environment and client data is currently replicated in a separate standby facility located in Chicago, Illinois. We do not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at both facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted.

We are planning to transition our primary hosting relationship from Waltham, Massachusetts to another third-party hosting facility located in Bedford, Massachusetts. In connection with this transition, we will be moving, transferring or installing equipment, data and software to and in that other facility. Despite precautions taken during this process, any unsuccessful transfers may impair the delivery of our service. Further, any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, may cause clients to terminate services and may adversely affect our renewal rates and our ability to attract new clients. Our business may also be harmed if our clients and potential clients believe our service is unreliable.

We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our users, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with users, adversely affecting our brand and our business.

Our ability to deliver our internet-based services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet access and services. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced and expect that we will in the future experience interruptions and delays in services and availability from time to time. We rely on internal systems as well as third-party vendors, including data center providers and bandwidth providers, to provide our services. We do not maintain redundant systems or facilities for some of these services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could negatively impact our relationship with users. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss and other natural disasters;

•	communications failures;

•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses and similar disruptive problems; and

•	other potential interruptions.

Any disruption in the network access or co-location services provided by these third-party providers or any failure of or by these third-party providers or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over these third-party vendors, which increases our vulnerability to problems with services they provide.

Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with users and adversely affect our business and could expose us to third-party liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

The reliability and performance of the Internet may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our internet-based services.

We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service which could damage our reputation, harm our ability to attract and maintain clients and decrease our revenue.

We rely on computer hardware purchased or leased and software licensed from third parties in order to offer our service, including database software from Oracle Corporation. These licenses are generally commercially available on varying terms, however it is possible that this hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could damage our reputation, harm our ability to attract and maintain clients and decrease our revenue.

We are subject to the effect of payer and provider conduct which we cannot control and which could damage our reputation with clients and result in liability claims that increase our expenses.

We offer certain electronic claims submission services as part of our service, and we rely on content from clients, payers and others. While we have implemented certain features and safeguards designed to maximize the accuracy and completeness of claims content, these features and safeguards may not be sufficient to prevent inaccurate claims data from being submitted to payers. Should inaccurate claims data be submitted to payers, we may experience poor operational results and may be subject to liability claims which could damage our reputation with clients and result in liability claims that increase our expenses.

If our services fail to provide accurate and timely information, or if our content or any other element of our service is associated with faulty clinical decisions or treatment, we could have liability to clients, clinicians or patients which could adversely affect our results of operations.

Our software, content and services are used to assist clinical decision-making and provide information about patient medical histories and treatment plans. If our software, content or services fail to provide accurate and timely information or are associated with faulty clinical decisions or treatment, then clients, clinicians or their patients could assert claims against us that could result in substantial costs to us, harm our reputation in the industry and cause demand for our services to decline.

Our proprietary athenaClinicals service is utilized in clinical decision-making, provides access to patient medical histories and assists in creating patient treatment plans including the issuance of prescription drugs. If our athenaClinicals service fails to provide accurate and timely information, or if our content or any other element of our service is associated with faulty clinical decisions or treatment, we could have liability to clients, clinicians or patients.

The assertion of such claims and ensuing litigation, regardless of its outcome could result in substantial cost to us, divert management’s attention from operations, damage our reputation and decrease market acceptance of our services. We attempt to limit by contract our liability for damages and to require that our clients assume responsibility for medical care and approve key system rules, protocols and data. Despite these precautions, the allocations of responsibility and limitations of liability set forth in our contracts may not be enforceable, may not be binding upon patients or may not otherwise protect us from liability for damages.

We maintain general liability and insurance coverage, but this coverage may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims against us. In addition, the insurer might disclaim coverage as to any future claim. One or more large claims could exceed our available insurance coverage.

Our proprietary software may contain errors or failures that are not detected until after the software is introduced or updates and new versions are released. It is challenging for us to test our software for all potential problems because it is difficult to simulate the wide variety of computing environments or treatment methodologies that our clients may deploy or rely upon. From time to time we have discovered defects or errors in our software, and such defects or errors can be expected to appear in the future. Defects and errors that are not timely detected and remedied could expose us to risk of liability to clients, clinicians and patients and cause delays in introduction of new services, result in increased costs and diversion of development resources, require design modifications or decrease market acceptance or client satisfaction with our services.

If any of these risks occur, they could materially adversely affect our business, financial condition or results of operations.

We may be liable for use of incorrect or incomplete data we provide which could harm our business, financial condition and results of operations.

We store and display data for use by healthcare providers in treating patients. Our clients or third parties provide us with most of these data. If these data are incorrect or incomplete or if we make mistakes in the capture or input of these data, adverse consequences, including death, may occur and give rise to product liability and other claims against us. In addition, a court or government agency may take the position that our storage and display of health information exposes us to personal injury liability or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While we maintain insurance coverage, we cannot assure that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. Even unsuccessful claims could result in substantial costs and diversion of management resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations.

RISKS RELATED TO REGULATION

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Existing and new laws and regulations affecting the healthcare industry could create unexpected liabilities for us, could cause us to incur additional costs and could restrict our operations. Many healthcare laws are complex, and their application to specific services and relationships may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the healthcare information services that we provide, and these laws and regulations may be applied to our services in ways that we do not anticipate. Our failure to accurately anticipate the application of these laws and regulations, or our other failure to comply, could create liability for us, result in adverse publicity and negatively affect our business. Some of the risks we face from healthcare regulation are as follows:

•	False or Fraudulent Claim Laws. There are numerous federal and state laws that forbid submission of false information or the failure to disclose information in connection with submission and payment of physician claims for reimbursement. In some cases, these laws also forbid abuse of existing systems for such submission and payment. Any failure of our services to comply with these laws and regulations could result in substantial liability, including but not limited to criminal liability, could adversely affect demand for our services and could force us to expend significant capital, research and development and other resources to address the failure. Errors by us or our systems with respect to entry, formatting, preparation or transmission of claim information may be determined or alleged to be in violation of these laws and regulations. Determination by a court or regulatory agency that our services violate these laws could subject us to civil or criminal penalties, could invalidate all or portions of some of our client contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees, could cause us to be disqualified from serving clients doing business with government payers and could have an adverse effect on our business.

In most cases where we are permitted to do so, we calculate charges for our services based on a percentage of the collections that our clients receive as a result of our services. To the extent that violations or liability for violations of these laws and regulations require intent, it may be alleged that this percentage calculation provides us or our employees with incentive to commit or overlook fraud or abuse in connection with submission and payment of reimbursement claims. The U.S. Centers for Medicare and Medicaid Services has stated that it is concerned that percentage-based billing services may encourage billing companies to commit or to overlook fraudulent or abusive practices.

•	HIPAA and other Health Privacy Regulations. There are numerous federal and state laws related to patient privacy. In particular, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, includes privacy standards that protect individual privacy by limiting the uses and disclosures of individually identifiable health information and data security standards that require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form. HIPAA also specifies formats that must be used in certain electronic transactions, such as claims, payment advice and eligibility inquiries. Because we translate electronic transactions to and from HIPAA-prescribed electronic formats and other forms, we are a clearinghouse and as such are a covered entity. In addition, our clients are also covered entities and are mandated by HIPAA to enter into written agreements with us, known as business associate agreements, that require us to safeguard individually identifiable health information. Business associate agreements typically include:

•	a description of our permitted uses of individually identifiable health information;

•	a covenant not to disclose the information other than as permitted under the agreement and to make our subcontractors, if any, subject to the same restrictions;

•	assurances that appropriate administrative, physical and technical safeguards are in place to prevent misuse of the information;

•	an obligation to report to our client any use or disclosure of the information not provided for in the agreement;

•	a prohibition against our use or disclosure of the information if a similar use or disclosure by our client would violate the HIPAA standards;

•	the ability for our clients to terminate the underlying support agreement if we breach a material term of the business associate agreement and are unable to cure the breach;

•	the requirement to return or destroy all individually identifiable health information at the end of our support agreement; and

•	access by the Department of Health and Human Services to our internal practices, books and records to validate that we are safeguarding individually identifiable health information.

We may not be able to adequately address the business risks created by HIPAA implementation. Furthermore, we are unable to predict what changes to HIPAA or other law or regulation might be made in the future or how those changes could affect our business or the costs of compliance. In addition, the federal Office of the National Coordinator for Health Information Technology, or ONCHIT, is coordinating the development of national standards for creating an interoperable health information technology infrastructure based on the widespread adoption of electronic health records in the healthcare sector. We are unable to predict what, if any, impact the creation of such standards will have on our compliance costs or our services.

In addition some payers and clearinghouses with which we conduct business interpret HIPAA transaction requirements differently than we do. Where clearinghouses or payers require conformity with their interpretations a condition of successful transaction we seek to comply with their interpretations.

The HIPAA transaction standards include proper use of procedure and diagnosis codes. Since these codes are selected or approved by our clients, and since we do not verify their propriety, some of our capability to comply with the transaction standards is dependant on the proper conduct of our clients.

In addition to the HIPAA Privacy and Security Rules, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements we are required to comply with them.

Failure by us to comply with any of the federal and state standards regarding patient privacy may subject us to penalties, including civil monetary penalties and in some circumstances, criminal penalties. In addition, such failure may injure our reputation and adversely affect our ability to retain clients and attract new clients.

•	Anti-Kickback and Anti-Bribery Laws. There are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. For example, the federal healthcare programs’ anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. Moreover, both federal and state laws forbid bribery and similar behavior. Any determination by a state or federal regulatory agency that any of our activities or those of our clients or vendors violate any of these laws could subject us to civil or criminal penalties, could require us to change or terminate some portions of our business, could require us to refund a portion of our service fees, could disqualify us from providing services to clients doing business with government programs and could have an adverse effect on our business. Even an unsuccessful challenge by regulatory authorities of our activities could result in adverse publicity and could require costly response from us.

•	Anti-Referral Laws. There are federal and state laws that forbid payment for patient referrals, patient brokering, remuneration of patients or billing based on referrals between individuals and/or entities that have various financial, ownership or other business relationships. In many cases, billing for care arising from such actions is illegal. These vary widely from state to state, and one of the federal law, termed the Stark Law, is very complex in its application. Any determination by a state or federal regulatory agency that any of our clients violate or have violated any of these laws may result in allegations that claims that we have processed or forwarded are improper. This could subject us to civil or criminal penalties, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees and could have an adverse effect on our business. Even an unsuccessful challenge by regulatory authorities of our activities could result in adverse publicity and could require costly response from us.

•	Corporate Practice of Medicine Laws and Fee-Splitting Laws. In many states, there are state laws that forbid physicians from practicing medicine in partnership with non-physicians, such as business corporations. In some states, including New York, these take the form of laws or regulations forbidding splitting of physician fees with non-physicians or others. In some cases, these laws have been interpreted to prevent business service providers from charging their physician clients on the basis of a percentage of collections or charges. We have varied our charge structure in some states to comply with these laws, which may make our services less desirable to potential clients. Any determination by a state court or regulatory agency that our service contracts with our clients violate these laws could subject us to civil or criminal penalties, could invalidate all or portions of some of our client contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees and could have an adverse effect on our business. Even an unsuccessful challenge by regulatory authorities of our activities could result in adverse publicity and could require costly response from us.

•	Anti-Assignment Laws. There are federal and state laws that forbid or limit assignment of claims for reimbursement from government-funded programs. In some cases, these laws have been interpreted in regulations or policy statements to limit the manner in which business service companies may handle checks or other payments for such claims and to limit or prevent such companies from charging their physician clients on the basis of a percentage of collections or charges. Any determination by a state court or regulatory agency that our service contracts with our clients violate these laws could subject us to civil or criminal penalties, could invalidate all or portions of some of our client contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees and could have an adverse effect on our business. Even an unsuccessful challenge by regulatory authorities of our activities could result in adverse publicity and could require costly response from us.

•	Prescribing Laws. The use of our software by physicians to perform a variety of functions, including electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing of medication, is governed by state and federal law, including fraud and abuse laws, drug control regulations and state department of health regulations. States have differing prescription format requirements. Many existing laws and regulations, when enacted, did not anticipate methods of e-commerce now being developed. For example, while federal law and the laws of many states permit the electronic transmission of prescription orders, the laws of several states neither specifically permit nor specifically prohibit the practice. Given the rapid growth of electronic transactions in healthcare, and particularly the growth of the Internet, we expect the remaining states to directly address these areas with regulation in the near future. Regulatory authorities such as the U.S. Department of Health and Human Services’ Centers for Medicare and Medicaid Services may impose functionality standards with regard to electronic prescribing and EMR technologies. Determination that we or our clients have violated prescribing laws may expose us to liability, loss of reputation and loss of business. These laws and requirements may also increase the cost and time necessary to market new services and could affect us in other respects not presently foreseeable.

•	Electronic Medical Records Laws. A number of federal and state laws govern the use and content of electronic health record systems, including fraud and abuse laws that may affect the donation of such technology. As a company that provides EMR functionality, our systems and services must be designed in a manner that facilitates our clients’ compliance with these laws. Because this is a topic of increasing state and federal regulation, we expect additional and continuing modification of the current legal and regulatory environment. We cannot predict the content or effect of possible future regulation on our business activities. The software component of our athenaClinicals service complies with the Certification Commission for Healthcare Information Technology, or CCHIT, for ambulatory electronic health record criteria for 2006.

•	Claims Transmission Laws. Our services include the manual and electronic transmission of our client’s claims for reimbursement from payers. Federal and various state laws provide for civil and criminal penalties for any person who submits, or causes to be submitted, a claim to any payer, including, without limitation, Medicare, Medicaid and any private health plans and managed care plans, that is false or that that overbills or bills for items that have not been provided to the patient.

•	Prompt Pay Laws. Laws in many states govern prompt payment obligations for healthcare services. These laws generally define claims payment processes and set specific time frames for submission, payment and appeal steps. They frequently also define and require clean claims. Failure to meet these requirements and timeframes may result in rejection or delay of claims. Failure of our services to comply may adversely affect our business results and give rise to liability claims by clients.

•	Medical Device Laws. The U.S. Food and Drug Administration (FDA) has promulgated a draft policy for the regulation of computer software products as medical devices under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act. To the extent that computer software is a medical device under the policy, we, as a provider of application functionality, could be required, depending on the functionality, to:

•	register and list our products with the FDA;

•	notify the FDA and demonstrate substantial equivalence to other products on the market before marketing our functionality; or

•	obtain FDA approval by demonstrating safety and effectiveness before marketing our functionality.

The FDA can impose extensive requirements governing pre- and post-market conditions like service investigation, approval, labeling and manufacturing. In addition, the FDA can impose extensive requirements governing development controls and quality assurance processes.

Potential regulatory requirements placed on our software, services and content could impose increased costs on us, could delay or prevent our introduction of new services types and could impair the function or value of our existing service types.

Our services are and are likely to continue to be subject to increasing regulatory requirements in a multitude of ways. As these requirements proliferate, we must change or adapt our services and our software to comply. Changing regulatory requirements may render our services obsolete or may block us from accomplishing our work or from developing new services. This may in turn impose additional costs upon us to comply or to further develop services or software. It may also make introduction of new service types more costly or more time consuming than we currently anticipate. It may even prevent such introduction by us of new services or continuation of our existing services unprofitably or impossible.

Potential additional regulation of the disclosure of health information outside the United States may adversely affect our operations and may increase our costs.

Federal or state governmental authorities may impose additional data security standards or additional privacy or other restrictions on the collection, use, transmission and other disclosures of health information. Legislation has been proposed at various times at both the federal and the state level that would limit, forbid or regulate the use or transmission of medical information outside of the United States. Such legislation, if adopted, may render our use of our off-shore partners, such as our data-entry and customer service provider, Vision Healthsource, for work related to such data impracticable or substantially more expensive. Alternative processing of such information within the United States may involve substantial delay in implementation and increased cost.

Errors or illegal activity on the part of our clients may result in claims against us.

We rely on our clients, and we contractually obligate them, to provide us with accurate and appropriate data and directives for our actions. We rely upon our clients as users of our system for key activities to produce proper claims for reimbursement. Failure of clients to provide these data and directives or to perform these activities may result in claims against us that our reliance was misplaced.

Our services present the potential for embezzlement, identity theft or other similar illegal behavior by our employees or subcontractors with respect to third parties.

Among other things, our services involve handling mail from payers and from patients for many of our clients, and this mail frequently includes original checks and/or credit card information, and occasionally, it includes currency. Even in those cases in which we do not handle original documents or mail, our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties or otherwise gain access to their data or funds. If any of our employees or subcontractors takes, converts or misuses such funds, documents or data, we could be liable for damages, and our business reputation could be damaged or destroyed.

Potential subsidy of services similar to ours may reduce client demand.

Recently, entities such as the Massachusetts Healthcare Consortium have offered to subsidize adoption by physicians of electronic health record technology. In addition, federal regulations have been changed to permit such subsidy from additional sources subject to certain limitations. To the extent that we do not qualify or participate in such subsidy programs, demand for our services may be reduced which may decrease our revenues.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

An active, liquid and orderly market for our common stock may not develop.

Prior to our initial public in September 2007 offering there was no market for shares of our common stock. An active trading market for our common stock may never develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	announcements by us or our competitors of acquisitions, business plans or commercial relationships;

•	threatened or actual litigation;

•	changes in laws or regulations relating to the sale of health insurance;

•	any major change in our board of directors or management;

•	publication of research reports or news stories about us, our competitors or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of our shares of common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market in general, and the market for internet-related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. As of December 31, 2007, we had approximately 32,324,824 shares of common stock outstanding. The shares sold in this public offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. Taking into consideration the effect of the lock-up agreements (subject to customary extensions) that were entered into by certain of our stockholders in connection with our initial public offering which closed on September 25, 2007 and the 90-day lock-up agreements (subject to customary extensions) that have been entered into by certain of our stockholders in connection with this offering, we estimate that the 32,659,824 shares of our common stock that will be outstanding upon the closing of this offering will be available for sale pursuant to Rule 144, Rule 144(k) and Rule 701, as follows:

•           shares are shares saleable under Rules 144 and 701 that are not subject to a lock-up,

•           shares are restricted securities held for one year or less,

•           shares may be sold upon expiration of the initial public offering lock-up agreements (subject in some cases to volume limitations) and

•           shares may be sold upon expiration of the 90-day lock-up agreements entered into in connection with this offering (subject in some cases to volume limitations).

We have also registered all common stock that we may issue under our 1997 Stock Plan, 2000 Stock Plan, 2007 Stock Option and Incentive Plan and 2007 Employee Stock Purchase Plan. As of December 31, 2007, we had outstanding options to purchase 2,888,058 million shares of common stock that, if exercised, will result in          additional shares becoming available for sale upon expiration of the initial public offering lock-up agreements and           additional shares becoming available for sale upon expiration of the 90-day lock-up agreements. These shares can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock.

Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters, may at any time without notice, agree to release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at earlier dates. Sales of common stock by existing stockholders in the public market, the availability of these shares for sale, our issuance of securities or the perception that any of these events might occur could materially and adversely affect the market price of our common stock.

You will experience immediate and substantial dilution.

The public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At an assumed public offering price of $35.26 per share, based on the last reported sale price of our common stock on the NASDAQ Global Market on January 2, 2008, with net proceeds of $      million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering will have contributed approximately     % of the total amount of funding we have received to date, but will only hold approximately     % of the total voting rights. The dilution will be $      per share in the net tangible book value of the common stock from the assumed public offering price. In addition, if outstanding options to purchase shares of our common stock are exercised, there could be further dilution. For more information refer to “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds”. Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Upon completion of this offering, our directors, executive officers and their affiliated entities will beneficially own more than 38.9% of our outstanding common stock. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and by-laws and the approval of mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by other stockholders, including those who purchase shares in this offering.

Provisions in our certificate of incorporation and by-laws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to make, alter or repeal our by-laws.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, our board of directors has the ability to designate the terms of and issue new series of preferred stock without stockholder approval. Also, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. These factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

This prospectus contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data.

INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from independent industry analysts and third party sources (including industry publications, surveys and forecasts and our internal research), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock in this offering will be approximately $        million, based on an assumed public offering price of $35.26 per share, based on the last reported sale price of our common stock on the NASDAQ Global Market on January 2, 2008, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise in full the option to purchase additional shares our net proceeds will be approximately $          . We will not receive any of the proceeds from the sale of shares by the selling stockholders.

The principal reasons for this offering are to obtain additional capital and to further facilitate a public market for our common stock, in particular in light of the fact that a large number of our outstanding shares of common stock are currently subject to lock-up agreements. We anticipate that we will use the net proceeds we receive from this offering for working capital and other general corporate purposes, including the funding of our marketing activities and further investment in the development of our service offerings. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. We may use a portion of the net proceeds for the acquisition of businesses, products and technologies that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisition at this time.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

This expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business. We will retain broad discretion in the allocation and use of our net proceeds. See “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock.”

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the NASDAQ Global Market under the trading symbol “ATHN” since our initial public offering on September 20, 2007. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low closing sales prices of our common stock, as reported by the NASDAQ Global Market, for each of the periods listed.

	High	Low
Fiscal 2007
Third Quarter (commencing September 20, 2007)	$35.50	$33.91
Fourth Quarter	46.99	32.10
Fiscal 2008
First Quarter (through January 3, 2008)	$35.80	$35.26

The last reported sale price of our common stock on the NASDAQ Global Market on January 3, 2008 was $35.80 per share. As of December 31, 2007, we had 348 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock and our loan agreements restrict our ability to pay dividends. We currently intend to retain any future earnings and do not intend to declare or pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect the repayment of long-term debt totaling $22.2 million and additional interest and prepayment penalties totaling $0.9 million during the fourth quarter of 2007; and

•	on a pro forma as adjusted basis to further reflect the receipt by us of net proceeds of $ million from the sale of the 335,000 shares of common stock offered by us in this offering at an assumed public offering price of $35.26 per share, based on the last reported sale price of our common stock in the NASDAQ Global Market on January 2, 2008, less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

	As of September 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, except share and
	per share data)

Long-term debt	$22,817	$	$
Deferred rent	11,460
Common stock; $0.01 par value per share; 125,000,000 shares authorized, 33,513,893 shares issued and 32,236,034 shares outstanding, actual; 125,000,000 shares authorized, shares issued and shares outstanding, pro forma; 125,000,000 shares authorized and shares issued and shares outstanding, pro forma as adjusted	335
Additional paid-in capital	144,554
Accumulated other comprehensive income	60
Accumulated deficit	(70,752)
Treasury stock, 1,277,859 shares	(1,200)
Total stockholders’ equity	72,997

Total capitalization	$107,274	$	$

The number of shares shown as issued and outstanding in the table above does not include:

•	2,896,117 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2007 with a weighted average exercise price of $3.90 per share; and

•	154,936 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 with a weighted average exercise price of $2.08 per share.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock.

The net tangible book value of our common stock as of September 30, 2007 was a deficit of $      million, or $      per share. Net tangible book value per share represents the amount of stockholders’ deficit divided by shares of common stock outstanding at that date.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 335,000 shares of common stock in this offering at an assumed public offering price of $35.26 per share, based on the last reported sale price of our common stock on the NASDAQ Global Market on January 2, 2008, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2007 would have been $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution in net tangible book value of $      per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2007	$
Increase per share attributable to new investors

Pro forma net tangible book value per share at September 30, 2007 after giving effect to the offering		$

Dilution per share to new investors		$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be $      per share, the increase per share attributable to new investors would be $      per share and the dilution to new investors would be $      per share.

The following table summarizes, on a pro forma basis, as of September 30, 2007, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors at an assumed public offering price of $35.26 per share, based on the last reported sale price of our common stock on the NASDAQ Global Market on January 2, 2008, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

				Total		Avg
	Shares Purchased			Consideration		Price
	Number	%		Amount %		/ Share

Existing stockholders			%	$	%	$
New investors						$

Total			%	$	%

The discussion and the tables above assume no exercise of stock options outstanding on September 30, 2007 and no issuance of shares reserved for future issuance under our equity compensation plans. In addition, the numbers set forth in the table above assume the conversion as of September 30, 2007 of all outstanding shares of our preferred stock into shares of our common stock. As of September 30, 2007, there were:

•	2,896,117 shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $3.90 per share;

•	154,936 shares of common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $2.08 per share; and

•	1,507,589 shares of common stock currently reserved for future issuance under our equity incentive plans.

If the underwriters’ option to purchase additional shares is exercised in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will be increased to , or approximately %, of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to these consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our consolidated financial statements, which are included elsewhere in this prospectus, and have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as indicated in their report. The selected consolidated statements of operations data for the years ended December 31, 2002 and 2003, and the consolidated balance sheet data at December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of September 30, 2007 and the selected consolidated statements of operations data for nine months ended September 30, 2006 and 2007 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include, in the opinion of management, all adjustments that management considers necessary for a fair presentation of the financial information set forth in those statements. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands except share and per share data)

Revenue:
Business services	$10,475	$21,953	$35,033	$48,958	$70,652	$51,167	$67,648
Implementation and other	1,509	2,713	3,905	4,582	5,161	3,800	4,960

Total revenue	11,984	24,666	38,938	53,540	75,813	54,967	72,608

Operating expenses(1):
Direct operating	10,107	15,396	20,512	27,545	36,530	26,624	33,900
Selling and marketing	3,952	4,994	7,650	11,680	15,645	11,248	12,643
Research and development	488	1,051	1,485	2,925	6,903	4,645	5,451
General and administrative	4,448	5,222	8,520	15,545	16,347	11,921	13,912
Depreciation and amortization	2,493	2,894	3,159	5,483	6,238	4,589	4,325

Total operating expenses	21,488	29,557	41,326	63,178	81,663	59,027	70,231

Operating income (loss)	(9,504)	(4,891)	(2,388)	(9,638)	(5,850)	(4,060)	2,377

Other income (expense):
Interest income	326	65	140	106	372	251	356
Interest expense	(380)	(540)	(1,362)	(1,861)	(2,671)	(1,882)	(2,399)
Other expense	—	—	—	—	(702)	(445)	(5,689)

Total other expense	(54)	(475)	(1,222)	(1,755)	(3,001)	(2,076)	(7,732)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(9,558)	(5,366)	(3,610)	(11,393)	(8,851)	(6,136)	(5,355)
Income tax expense	—	—	—	—	—	—	(217)

Loss before cumulative effect of change in accounting principle	(9,558)	(5,366)	(3,610)	(11,393)	(8,851)	(6,136)	(5,572)
Cumulative effect of change in accounting principle	—	—	—	—	(373)	(373)	—

						Nine Months Ended
	Year Ended December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands except share and per share data)

Net loss	$(9,558)	$(5,366)	$(3,610)	$(11,393)	$(9,224)	$(6,509)	$(5,572)

Net loss per share — basic and diluted					$(1.96)	$(1.39)	$(0.91)

Weighted average shares outstanding — basic and diluted					4,707,902	4,679,762	6,095,261

(1) Amounts include stock-based compensation expense as follows:
Direct operating	$—	$—	$—	$—	$64	$43	$136
Selling and marketing	—	—	—	—	43	31	84
Research and development	—	—	—	—	53	37	178
General and administrative	—	—	—	—	196	60	539

Total	$—	$—	$—	$—	$356	$171	$937

						As of
	As of December 31,					September 30,
	2002	2003	2004	2005	2006	2007
						(unaudited)
Balance Sheet Data:	(in thousands)
Cash, cash equivalents and short-term investments	$7,634	$8,432	$8,763	$9,309	$9,736	$89,809
Current assets	10,017	12,791	14,981	17,722	21,355	105,318
Total assets	16,520	18,830	26,022	38,345	39,973	121,839
Current liabilities	7,317	8,474	14,196	16,947	23,646	23,161
Total non-current liabilities	1,514	7,442	5,335	25,640	30,504	25,681
Total liabilities	8,831	15,916	19,531	42,587	54,150	48,842
Convertible preferred stock	43,678	43,678	50,094	50,094	50,094	—
Total indebtedness including current portion	4,775	9,852	11,467	20,137	27,293	22,817
Total stockholders’ (deficit) equity	(35,989)	(40,764)	(43,603)	(54,336)	(64,271)	72,997

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the accompanying notes to these financial statements and the other financial information that appear elsewhere in this prospectus. This discussion contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

athenahealth is a provider of internet-based business services for physician practices. Our service offerings are based on three integrated components: our proprietary internet-based software, our continually updated database of payer reimbursement process rules and our back-office service operations that perform administrative aspects of billing and clinical data management for physician practices. Our principal offering, athenaCollector, automates and manages billing-related functions for physician practices and includes a medical practice management platform. We have also developed a service offering, athenaClinicals, that automates and manages medical record-related functions for physician practices and includes an electronic medical record, or EMR, platform. We refer to athenaCollector as our revenue cycle management service and athenaClinicals as our clinical cycle management service. Our services are designed to help our clients achieve faster reimbursement from payers, reduce error rates, increase collections, lower operating costs, improve operational workflow controls and more efficiently manage clinical and billing information.

Our services require relatively modest initial investment, are highly adaptable to changing healthcare and technology trends and are designed to generate significant financial benefit for our physician clients. Our results are directly tied to the financial performance of our clients because the majority of our revenue is based on a percentage of their collections. Our services have enabled our clients on average, to resolve 93% of their claims to payers on their first submission attempt, compared to an industry average we estimate to be 70%. Our internal studies show that we have reduced the days in accounts receivable of our client base by more than 30%. We have experienced a contract renewal rate of at least 97% in each of the last five years, and this persistent client base drives a predictable revenue stream.

In 2006, we generated revenue of $75.8 million from the sale of our services compared to $53.5 million in 2005. For the nine months ended September 30, 2007 we generated revenue of $72.6 million versus $55.0 million for the nine months ended September 30, 2006. Given the scope of our market opportunity, we have increased our spending each year on growth, innovation and infrastructure. Despite increased spending in these areas, higher revenue and lower direct operating expense as a percentage of revenue have led to smaller net losses.

Our revenues are predominately derived from business services that we provide on an ongoing basis. This revenue is generally determined as a percentage of payments collected by our clients, so the key drivers of our revenue include growth in the number of physicians working within our client accounts and the collections of these physicians. To provide these services we incur expense in several categories, including direct operating, selling and marketing, research and development, general and administrative and depreciation and amortization expense. In general, our direct operating expense increases as our volume of work increases, whereas our selling and marketing expense increases in proportion to our rate of adding new accounts to our network of physician clients. Our other expense categories are less directly related to growth of revenues and relate more to our planning for the future, our overall business management activities and our infrastructure. As our revenues have grown, the difference between our revenue and our direct operating expense also has grown, which has afforded us the ability to spend more in other categories of expense and to experience an increase in operating margin. Due to growth in the value of our equity, we have incurred substantial expenses related to warrants that will cease to accrue further upon the completion of this offering. We manage our cash and our use of credit facilities to ensure adequate liquidity, in adherence to related financial covenants. As a result of this offering, we expect to retire most of our current debt and seek to establish sufficient liquidity to achieve our business objectives.

Sources of Revenue

We derive our revenue from two sources: from business services associated with our revenue cycle and clinical cycle offerings and from implementation and other services. Implementation and other services consist primarily of professional services fees related to assisting clients with the initial implementation of our services and for ongoing training and related support services. Business services accounted for approximately 93% of our total revenues for the nine months ended September 30, 2007 and 90%, 91% and 93% for the twelve months ended December 31, 2004, 2005 and 2006, respectively. Business services fees are typically 2% to 8% of a practice’s total collections depending upon the size, complexity and other characteristics of the practice, plus a per statement charge for billing statements that are generated for patients. Accordingly, business services fees are largely driven by: the number of physician practices we serve; the number of physicians working in those physician practices; and the volume of activity and related collections of those physicians, which is largely a function of the number of patients seen or procedures performed by the practice, the medical specialty in which the practice operates and the geographic location of the practice. For example, high volume, specialty practices in metropolitan areas tend to collect more payments than slower, primary care practices in rural areas. There is moderate seasonality in the activity level of physician offices. Typically, discretionary use of physician services declines in the late summer and during the holiday season, which leads to a decline in collections by our physician clients of about 30-50 days later. None of our clients accounted for more than 5% of our total revenues for the nine months ended September 30, 2007 or the twelve months ended December 31, 2006. For the twelve months ended December 31, 2004 and 2005, our largest client accounted for approximately 7% of revenues in both years and no other client exceeded 5% of our total revenues in those years.

Operating Expense

Direct Operating Expense.  Direct operating expense consists primarily of salaries, benefits, claim processing costs, other direct costs and stock-based compensation related to personnel who provide services to clients, including staff who implement new clients. Although we expect that direct operating expense will increase in absolute terms for the foreseeable future, the direct operating expense is expected to decline as a percentage of revenues as we further increase the percentage of transactions that are resolved on the first attempt. In addition, over the longer term, we expect to increase our overall level of automation and to reduce our direct operating expense as a percentage of revenues as we become a larger operation, with higher volumes of work in particular functions, geographies and medical specialties. In 2007, we include in direct operating expense the service costs associated with our athenaClinicals offering, which includes transaction handling related to lab requisitions, lab results entry, fax classification and other services. We also expect these costs to increase in absolute terms for the foreseeable future but to decline as a percentage of revenue. This decrease will be driven by increased levels of automation and by economies of scale. Direct operating expense does not include allocated amounts for rent, depreciation and amortization.

Selling and Marketing Expense.  Selling and marketing expense consists primarily of marketing programs (including trade shows, brand messaging and on-line initiatives) and personnel related expense for sales and marketing employees (including salaries, benefits, commissions, stock-based compensation, non-billable travel, lodging and other out-of-pocket employee-related expense). Although we recognize substantially all of our revenue when services have been delivered, we recognize a large portion of our sales commission expense at the time of contract signature and at the time our services commence. Accordingly, we incur a portion of our sales and marketing expense prior to the recognition of the corresponding revenue. We plan to continue to invest in sales and marketing by hiring additional direct sales personnel to add new clients and increase sales to our existing clients. We also plan to expand our marketing activities such as attending trade shows, expanding user groups and creating new printed materials. As a result, we expect that in the future, sales and marketing expense will increase in absolute terms but decline over time as a percentage of revenue.

Research and Development Expense.  Research and development expense consists primarily of personnel-related expenses for research and development employees (including salaries, benefits, stock-based compensation, non-billable travel, lodging and other out-of-pocket employee-related expense) and consulting fees for third-party developers. We expect that in the future, research and development expense will increase in absolute terms but not as a percentage of revenue as new services and more mature products require incrementally less new research and development investment. For our revenue cycle related application development, we expense nearly all of the development costs because we believe the development is substantially complete. For our clinical cycle related application development, we capitalized nearly all of our research and development costs during the year ended December 31, 2006 and the nine months ended September 30, 2007, which capitalized costs represented approximately 16% of our total research and development expenditures in 2006 and approximately 15% in the nine months ended September 30, 2007. We expect these capitalized expenditures will begin to amortize next year when we begin to implement our services to clients who are not part of our beta-testing program. Our beta-testing program is the implementation and utilization of a test version of our athenaClinicals product with a client. It allows for testing, in a live environment, of the features and functionality of the product. The intent is to find errors in the application and subsequently correct them.

General and Administrative Expense.  General and administrative expense consists primarily of personnel-related expense for administrative employees (including salaries, benefits, stock-based compensation, non-billable travel, lodging and other out-of-pocket employee-related expense), occupancy and other indirect costs (including building maintenance and utilities) and insurance, as well as software license fees and outside professional fees for accountants, lawyers and consultants and temporary employees. We expect that general and administrative expense will increase in absolute terms for the foreseeable future as we invest in infrastructure to support our growth and incur additional expense related to being a publicly traded company. Though expenses are expected to continue to rise in absolute terms, we expect general and administrative expense to decline as a percentage of overall revenues.

Depreciation and Amortization Expense.  Depreciation and amortization expense consists primarily of depreciation of fixed assets and amortization of capitalized software development costs, which we amortize over a two-year period from the time of release of related software code. Because our core revenue cycle application is relatively mature, we expense those costs as incurred, and as a result in 2006 approximately 86% of our software development expenditures were expensed rather than capitalized. In the nine months ended September 30, 2007, approximately 85% were expensed rather than capitalized. As we grow we will continue to make capital investments in the infrastructure of the business and we will continue to develop software that we capitalize. At the same time, because we are spreading fixed costs over a larger client base, we expect related depreciation and amortization expense to decline as a percentage of revenues over time.

Other Income (Expense).  Interest expense consists primarily of interest costs related to our working capital line of credit, our equipment-related term loans and our subordinated term loan, offset by interest income on investments. Interest income represents earnings from our cash, cash equivalents and short-term investments. The unrealized loss on warrant liability represents the change in the fair value of our warrants to purchase shares of our preferred stock at the end of each reporting period. This ongoing loss ceased upon the completion of the initial public offering at which time the associated liability converted to additional paid-in-capital.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when all of the following conditions are satisfied:

•	there is evidence of an arrangement;

•	the service has been provided to the client;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the client is fixed or determinable.

Our arrangements do not contain general rights of return. All revenue, other than implementation revenue, is recognized when the service is performed. As the implementation service is not separable from the ongoing business services, we record implementation fees as deferred revenue until the implementation service is complete, at which time we recognize revenue ratably on a monthly basis over the expected performance period.

Our clients typically purchase one-year contracts that renew automatically upon completion. In most cases, our clients may terminate their agreements with 90 days notice without cause. We typically retain the right to terminate client agreements in a similar timeframe. Our clients are billed monthly, in arrears, based either upon a percentage of collections posted to athenaNet, minimum fees, flat fees or per claim fees where applicable. Invoices are generated within the first two weeks of the month and delivered to clients primarily by email. For most of our clients, fees are then deducted from a pre-determined bank account one week after invoice receipt via an auto-debit transaction. Amounts that have been invoiced are recorded as revenue or deferred revenue, as appropriate, and are included in our accounts receivable balances. Deposits received for future services (such as implementation fees) are recorded as deferred revenue and amortized over the term of the service agreement when ongoing services commence.

Capitalized Software Costs

We account for internal software development costs under the provisions of American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Under SOP 98-1, costs related to the preliminary project stage of subsequent versions of athenaNet and/or other technology are expensed as incurred. Costs incurred in the application development stage are capitalized. Such costs are amortized over the software’s estimated economic life of two years. In 2006 approximately 86% of our software development expenditures were expensed rather than capitalized based upon the stage of development of the software. In the nine months ended September 30, 2007, approximately 85% of our software development expenditures were expensed rather than capitalized.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of our common stock and the option exercise price multiplied by the number of options granted. Generally, we grant stock options with exercise prices equal to or above the estimated fair value of our common stock. The option exercise prices and fair value of our common stock is determined by our management and board of directors. Accordingly, no compensation expense was recorded for options issued to employees prior to January 1, 2006 in fixed amounts and with fixed exercise prices at least equal to the fair value of our common stock at the date of grant.

On January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, which requires companies to expense the fair value of employee stock options and other forms of share-based awards. SFAS 123(R) addresses accounting for share-based awards, including shares issued under employee stock purchase plans, stock options and share-based awards, with compensation expense measured using the fair value, for financial reporting purposes, and recorded over the requisite service period of the award. In accordance with SFAS 123(R), we recognize compensation expense for awards granted and awards modified, repurchased or cancelled after the adoption date. Under SFAS 123(R), we estimate the fair value of stock options and share-based awards using the Black-Scholes option-pricing model.

We have recorded stock-based compensation under SFAS 123(R) using the prospective transition method and accordingly, will continue to account for awards granted prior to the adoption date of SFAS 123(R) following the provisions of APB Opinion No. 25. Prior periods have not been restated. For awards granted after January 1, 2006, we have elected to recognize compensation expense for awards with service conditions on a straight line basis over the requisite service period. Prior to the adoption of SFAS 123(R), we used the straight-line method of recognition for all awards. For the nine months ended September 30, 2007 and for the twelve months ended December 31, 2006, we recorded $0.9 million and $0.4 million in stock-based compensation expense, respectively. As of December 31, 2006 the future expense of non-vested options of approximately $2.5 million is to be recognized through 2010. There was no impact on the presentation in the consolidated statements of cash flows as no excess tax benefits have been realized in 2006.

The fair value of our options issued during the nine months ended September 30, 2007 and the twelve months ended December 31, 2006 was determined using the Black-Scholes model with the following assumptions:

	Year Ended	Nine Months Ended
	December 31, 2006	September 30, 2007
	(unaudited)

Risk-free interest rate	4.9%	4.7%
Expected dividend yield	0.0%	0.0%
Expected option term (years)	6.25	6.25
Expected stock volatility	71.0%	71.0%

As there was no public market for our common stock prior to our initial public offering in September 2007, we have determined the volatility for options granted in 2006 and 2007 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. These companies include: HLTH Corporation (formerly known as Emdeon Corp.), Quality Systems, Inc., Per Se Technologies, Inc. (acquired by McKesson Corp.) and Allscripts HealthCare Solutions, Inc. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected volatility for options granted during 2006 and 2007 was 71%. We have continued to use this peer group to measure volatility due to our limited history as a publicly traded company. The expected life of options granted during the year ended December 31, 2006 and the nine months ended September 30, 2007 was determined to be 6.25 years using the “simplified” method as prescribed by SAB No. 107, Share-Based Payment. For 2006 and the nine months ended September 30, 2007, the weighted-average risk free interest rate used was 4.9% and 4.7%, respectively. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period. Our estimated forfeiture rate of 17% in 2006 and 2007 used in determining the expense recorded in our consolidated statement of operations is based on our actual forfeiture rate since 1997.

We believe there is a high degree of subjectivity involved when using option-pricing models to estimate share-based compensation under SFAS 123(R). There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with SFAS 123(R) using an option-pricing model, that value may not be indicative of the fair value observed in a market transaction between a willing buyer and willing seller. If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods than those currently applied under SFAS 123(R), the compensation expense that we record in future under SFAS 123(R) may differ significantly from what we have historically reported.

For example, if the volatility percentage used in calculating our SFAS 123(R) stock compensation expense had fluctuated by 10%, the total stock compensation expense to be recognized over the stock options’

four year vesting period would have increased or decreased by approximately $0.3 million. If the volatility percentage had fluctuated by the 10%, the effect on our stock compensation expense for the year ended December 31, 2006 and for the nine months ended September 30, 2006 and 2007 would be an increase or decrease of approximately $6,000, $9,000 and $65,000, respectively. If the forfeiture rate used in calculating our SFAS 123(R) stock compensation expense had fluctuated by 10%, the total stock compensation expense to be recognized over the stock options’ four year vesting period would decrease or increase by approximately $0.5 million. If the forfeiture rate had fluctuated by the 10%, the effect on our stock compensation expense for the year ended December 31, 2006 and for the nine months ended September 30, 2006 and 2007 would be a decrease or increase of approximately $9,000, $15,000 and $130,000, respectively. There would be no fluctuation in the expected life used in calculating our SFAS 123(R) stock compensation expense as the expected life was determined to be 6.25 years for all period using the “simplified” method as prescribed by SAB No. 107, Share-Based Payment. There would be no fluctuation in the risk free interest rate used in calculating our SFAS 123(R) stock compensation expense as the risk free interest rate used in the calculation is dependant upon the expected life used in the calculation which remains stagnant as discussed above. There would also be no fluctuation in the dividend rate used in calculating our SFAS 123(R) stock compensation expense as we have never paid a dividend and currently have no plans to pay a dividend in the future.

Prior to our initial public offering in September 2007, the fair value for our common stock, for the purpose of determining the exercise prices of our common stock options, was estimated by our board of directors, with input from management. Our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several factors, including:

•	the nature and history of our business;

•	our significant accomplishments and future prospects;

•	our revenue growth and expected future revenue rates;

•	our book value and financial condition;

•	the existence of goodwill or other intangible value within our company;

•	our ability (or inability) to pay dividends;

•	external market conditions affecting the healthcare information technology industry sector;

•	the illiquid nature of an investment in our common stock;

•	the prices at which we sold shares of our convertible preferred stock;

•	the superior rights and preferences of securities senior to our common stock at the time of each grant;

•	the likelihood of achieving a liquidity event such as an initial public offering or sale; and

•	the market prices of publicly traded companies engaged in the same or similar lines of business.

We believe this to have been a reasonable approach to estimating the fair value of our common stock for those periods along with our analyses of comparable companies in our industry and arm’s-length transactions involving our common stock. Determining the fair value of our stock requires making complex and subjective judgments, however, and there is inherent uncertainty in our estimate of fair value.

The following table presents the grant dates and related exercise prices of stock options granted to employees in the year ended December 31, 2006 and the nine months ended September 30, 2007:

	Number of	Weighted Average
Grants Made During Quarter Ended	Options Granted	Exercise Price

March 31, 2006	174,978	$5.26
June 30, 2006	107,702	5.72
September 30, 2006	66,652	6.16
December 31, 2006	353,200	6.58
March 31, 2007	468,350	7.36
June 30, 2007	52,900	9.30
September 30, 2007	89,500	15.27

Total grants	1,313,282	$7.29

The exercise price of all stock options described above was equal to the estimated fair value of our common stock on the date of grant, and therefore the intrinsic value of each option grant was zero.

The exercise price of the stock options granted after January 1, 2006 but prior to our initial public offering in September 2007 was set by the board of directors based upon, in addition to what is described above, an internal valuation model. The internal valuation model used the weighted average of the guideline public company method and the discounted future cash flow method. The enterprise value from that analysis was then utilized in the option pricing method as outlined in the American Institute of Certified Public Accountants (AICPA) Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid). The exercise price for stock options granted subsequent to January 1, 2006 but prior to our initial public offering in September 2007, was based upon our contemporaneous valuation completed on a quarterly basis.

We estimated our enterprise value under the guideline public company method by comparing our company to publicly-traded companies in our industry group. The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, the similarity of their industry, business model and similar financial risk to those of ours. We used those companies that we believed were closely comparable to ours, based on the above factors. In determining our enterprise value under this method, we utilized a risk-adjusted enterprise value multiple to sales ratio, which ranged from 3.0 to 5.6 during the period from January 1, 2006 through our initial public offering in September 2007, based on the median of the guideline companies and applied the ratio to the sales of our company.

We also estimated our enterprise value under the discounted future cash flow method, which involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Our revenue forecasts were based on expected market growth rates ranging from 12% to 38% during the next five years, as well as related assumptions about our future costs during this period. There is inherent uncertainty in making these estimates. These assumptions underlying the estimates are consistent with the plans and estimates that we use to manage the business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which was approximately 15% to 17% for all periods during the period from January 1, 2006 through our initial public offering in September 2007. If different discount rates had been used, the valuations would have been different.

The enterprise value was then allocated to preferred and common shares using the option-pricing method. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our stock based on available information on volatility of stocks of publicly traded companies in the industry. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

The determination of the deemed fair value of our common stock has involved significant judgments, assumptions, estimates and complexities that impact the amount of deferred stock-based compensation recorded and the resulting amortization in future periods. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, operating loss, net loss attributable to common stockholders and net loss per share attributable to common stockholders amounts could have been significantly different. We believe that we have used reasonable methodologies, approaches and assumptions to determine the fair value of our common stock and that stock-based deferred compensation and related amortization have been recorded properly for accounting purposes.

As discussed more fully in Note 10 to our consolidated financial statements which appear elsewhere in this prospectus, we granted stock options with a weighted average exercise price of $6.08 per share during the twelve months ended December 31, 2006 and with a weighted average exercise price of $8.69 per share during the nine months ended September 30, 2007. The increase in weighted average exercise price resulted from continued growth in our revenue and a reduction in the net loss. Both of these factors resulted in an increase in common stock value when factored into our internal valuation model.

For each of the stock options described above, the exercise price was equal to the estimated fair value of our common stock on the date of grant, as determined by our board of directors. In making these determinations our board of directors relied upon the internal valuation model and other factors described above. Specifically, our board of directors took into account our operating results, market position and operating achievements at the time of grant, among other factors. The primary reasons for the difference between the fair value of our common stock on each of these dates are as follows:

•	On February 28, 2006, we granted options to purchase an aggregate of 174,978 shares of our common stock with an exercise price of $5.26 per share. Total revenues increased approximately 41.6% from the year ended December 31, 2005 to the year ended December 31, 2006. Total revenue increased approximately 12.7% for the quarter ended September 30, 2005 to the quarter ended December 31, 2005 and the number of clients and the number of physicians live on athenaNet also increased by 9 clients and 505 physicians, respectively, during that same period.

•	On May 4, 2006, we granted options to purchase an aggregate of 107,702 shares of our common stock with an exercise price of $5.72 per share. Total revenue increased approximately 9.4% from the quarter ended December 31, 2005 to the quarter ended March 31, 2006 and the number of clients and the number of physicians live on athenaNet also increased by 58 clients and 166 physicians, respectively, during that same period. Additionally, in April 2006, the first beta client went live on our athenaClinicals service offering. A beta-client is a client willing to implement a test version of our athenaClinicals product. They agree to do so with the understanding that the product is being used for testing purposes in an attempt to identify and correct product errors.

•	On July 27, 2006, we granted options to purchase an aggregate of 66,652 shares of our common stock with an exercise price of $6.16 per share. Total revenue increased approximately 10.6% from the quarter ended March 31, 2006 to the quarter ended June 30, 2006 and the number of clients and the number of physicians live on athenaNet also increased by 48 clients and 284 physicians, respectively, during that same period. Additionally, during this period we announced several strategic partner alliances, including our announcement on June 30, 2006 of a channel marketing agreement with a leading provider of advanced clinical, financial and management software and service solutions.

•	On October 31, 2006 and November 3, 2006, we granted options to purchase an aggregate of 1,000 and 352,200 shares, respectively, of our common stock with an exercise price of $6.58 per share. Total revenue increased approximately 5.8% from the quarter ended June 30, 2006 to the quarter ended September 30, 2006 and the number of clients and the number of physicians live on athenaNet also increased by 59 clients and 587 physicians, respectively, during that same period. Additionally, in September 2006, we hired a chief operations officer.

•	On February 7, 2007 and March 15, 2007, we granted options to purchase an aggregate of 77,100 and 391,250 shares of our common stock with exercise prices of $7.20 and $7.39 per share, respectively.

Total revenue increased approximately 6.2% from the quarter ended September 30, 2006 to the quarter ended December 31, 2006 and the number of clients and the number of physicians live on athenaNet also increased by 72 clients and 313 physicians, respectively, during that same period. Additionally, during this period we announced several strategic partner alliances and we first began to offer our athenaClinicals service offering.

•	On May 3, 2007, we granted options to purchase an aggregate of 52,900 shares of our common stock with an exercise price of $9.30 per share. Total revenue increased approximately 5.3% from the quarter ended December 31, 2006 to the quarter ended March 31, 2007 and the number of clients and the number of physicians live on athenaNet also increased by 31 clients and 265 physicians, respectively, during that same period. In addition, new client implementations during this period occurred at a rate above those experienced during any previous period. Also, in April 2007 the Certification Commission for Healthcare Information Technology, or CCHIT, an independent, industry recognized accreditation organization created to certify EMR applications, certified our athenaClinicals service offering as meeting the CCHIT ambulatory electronic health record (EHR) criteria for 2006.

•	On July 27, 2007, we granted options to purchase an aggregate of 89,500 shares of our common stock with an exercise price of $15.27 per share. In determining this significant increase in fair value from May 3, 2007, our board of directors took into account significant progress in our business since the earlier date in terms of continuing revenue growth and increasing client acceptance of our athenaClinicals service offering. Specifically:

•	total revenue increased approximately 11.6% from the quarter ended March 31, 2007 to the quarter ended June 30, 2007 and the number of clients and the number of physicians live on athenaNet also increased by 68 clients and 504 physicians, respectively, during that same period;

•	in the month of June 2007, our income from operations surpassed breakeven for the first time in our company’s history with revenues for the month surpassing $8.5 million for the first time in our company’s history;

•	on May 24, 2007 we signed a marketing and sales agreement with PSS World Medical Shared Services, Inc., or PSS, for the marketing and sales of athenaClinicals and athenaCollector, and during this period we announced that one of the nation’s leading academic health care organizations, comprised of nearly 200 physicians, selected athenaCollector for its physician organization, representing one of the largest client additions in our company’s history;

•	the number of physicians using our athenaClinicals service offering exceeded 100, an important milestone for this new service offering;

•	on June 29, 2007, certain of our existing stockholders sold to PSS an aggregate of 1,470,589 shares of our previously issued and outstanding convertible preferred stock for an aggregate purchase price of $22.5 million, equating to a per share price of $15.30 per share; and

•	in late June 2007, we filed a registration statement with the Securities and Exchange Commission for our initial public offering.

•	On October 1, 2007, November 1, 2007 and December 3, 2007, we granted options to purchase an aggregate 6,700, 1,300 and 1,025 shares of our common stock, respectively. The exercise price was determined as the closing value of our stock price on the grant date. The closing value of our stock price on October 1, 2007, November 1, 2007 and December 3, 2007, was $32.10, $37.79 and $43.75, respectively.

Based on an assumed public offering price of $35.26, based on the last reported sale price of our common stock on the NASDAQ Global Market on January 2, 2008, the intrinsic value of the options outstanding at September 30, 2007, was $90.0 million, of which $35.4 million related to vested options and $54.6 million related to unvested options.

Income Taxes

We are subject to federal and various state income taxes in the United States, and we use estimates in determining our provision and related deferred tax assets. At December 31, 2006, our deferred tax assets consisted primarily of federal and state net operating loss carry forwards, research and development credit carry forwards, and temporary differences between the book and tax bases of certain assets and liabilities.

We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2006 and September 30, 2007, we had a full valuation allowance against our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

Consolidated Results of Operations

The following table sets forth our consolidated results of operations as a percentage of total revenue for the periods shown:

	Fiscal Year Ended			Nine Months Ended
	December 31,			September 30,
	2004	2005	2006	2006	2007
	(in thousands)
Revenue:
Business services	90.0%	91.4%	93.2%	93.1%	93.2%
Implementation and other	10.0	8.6	6.8	6.9	6.8%

Total revenue	100.0	100.0	100.0	100.0	100.0

Operating expense:
Direct operating	52.7	51.4	48.2	48.4	46.7
Selling and marketing	19.6	21.8	20.6	20.5	17.4
Research and development	3.8	5.5	9.1	8.5	7.5
General and administrative	21.9	29.0	21.6	21.7	19.1
Depreciation and amortization	8.1	10.3	8.2	8.3	6.0

Total operating expense	106.1	118.0	107.7	107.4	96.7

Operating income (loss)	(6.1)	(18.0)	(7.7)	(7.4)	3.3

Other income (expense):
Interest income	0.3	0.2	0.5	0.4	0.5
Interest expense	(3.5)	(3.5)	(3.6)	(3.4)	(3.3)
Other expense	—	—	(0.9)	(0.8)	(7.9)

Total other expense	(3.2)	(3.3)	(4.0)	(3.8)	(10.7)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(9.3)%	(21.3)%	(11.7)%	(11.2)%	(7.4)%

Income tax expense	——	—	—	—	(0.3)
Loss before cumulative effect of change in accounting principle	(9.3)	(21.3)	(11.7)	(11.2)	(7.7)
Cumulative effect of change in accounting principle	—	—	(0.5)	(0.6)	—

Net loss	(9.3)%	(21.3)%	(12.2)%	(11.8)%	(7.7)%

Results of Operations

Comparison of the Nine Months ended September 30, 2007 and 2006

	Nine Months Ended September 30,
	2007	2006	Change	Percent
	Amount	Amount	Amount	Change

Business services	$67,648	$51,167	$16,481	32%
Implementation and other	4,960	3,800	1,160	31%

Total	$72,608	$54,967	$17,641	32%

Revenue.  Total revenue from business services for the nine months ended September 30, 2007 was $72.6 million, an increase of $17.6 million, or 32%, over revenue of $55.0 million for the nine months ended September 30, 2006. This increase was due almost entirely to an increase in business services revenue.

Business Services Revenue.  Revenue from business services for the nine months ended September 30, 2007 was $67.6 million, an increase of $16.5 million, or 32%, over revenue of $51.2 million for the nine months ended September 30, 2006. This increase was primarily due to the growth in the number of physicians using our services. The number of physicians using our services at September 30, 2007 was 8,978, an increase of 1,944 or 28%, from 7,034 physicians at September 30, 2006. Also contributing to this increase was the growth in related collections on behalf of these physicians. Total collections generated by these providers which was posted for the nine months ended September 30, 2007 was $2.0 billion an increase of $0.6 billion, or 43%, over posted collections of $1.4 billion for the nine months ended September 30, 2006.

Implementation and Other Revenue.  Revenue from implementations and other sources was $5.0 million for the nine months ended September 30, 2007, an increase of $1.2 million, or 31%, over revenue of $3.8 million for the nine months ended September 30, 2006. This increase was driven by new client implementations and increased professional services for our larger client base. In the nine months ended September 30, 2007, approximately 273 new accounts were implemented, an increase of 108 accounts, or 65%, over 165 new accounts implemented in the nine months ended September 30, 2006. The increase in implementation and other revenue is the result of the increase in the volume of our business.

	Nine Months Ended September 30,
	2007	2006	Change	Percent
	Amount	Amount	Amount	Change

Direct operating costs	$33,900	$26,624	$7,276	27%

Direct operating costs.  Direct operating costs for the nine months ended September 30, 2007 was $33.9 million, an increase of $7.3 million, or 27%, over costs of $26.6 million for the nine months ended September 30, 2006. This increase was primarily due to an increase in the number of claims that we processed on behalf of our clients and the related expense of providing services, including transactions expense and salary and benefits expense. Additionally, beginning in the nine months ended September 30, 2007 we are now allocating costs to direct operating expense related to our launch of athenaClinicals which was previously included with research and development. The athenaClinicals expense allocated to direct operating costs totaled approximately $1.9 million in the nine months ended September 30, 2007. The amount of collections processed for the nine months ended September 30, 2007 was $2.0 billion, which was 43% higher than the $1.4 billion of collection processed for the nine months ended September 30, 2006. The increase in collections increased at a higher rate than the increase in the related direct operating costs as we benefited from economies of scale.

	Nine Months Ended September 30,
	2007	2006	Change	Percent
	Amount	Amount	Amount	Change

Selling and marketing	$12,643	$11,248	$1,395	12%
Research and development	5,451	4,645	806	17%
General and administrative	13,912	11,921	1,991	17%
Depreciation and amortization	4,325	4,589	(264)	(6)%

Total	$36,331	$32,403	$3,928	12%

Selling and Marketing Expense.  Selling and marketing expense for the nine months ended September 30, 2007 was $12.6 million, an increase of $1.4 million, or 12%, over costs of $11.2 million for the nine months ended September 30, 2006. This increase was primarily due to increases in sales commissions of $1.1 million and an increase in salaries and benefits of $0.7 million offset by a decrease in marketing expenses of $0.4 million.

Research and Development Expense.  Research and development expense for the nine months ended September 30, 2007 was $5.5 million, an increase of $0.8 million, or 17%, over research and development expense of $4.7 million for the nine months ended September 30, 2006. This increase was primarily due to $0.8 million increase in salaries and benefits due to an increase in headcount.

General and Administrative Expense.  General and administrative expense for the nine months ended September 30, 2007 was $13.9 million, an increase of $2.0 million, or 17%, over general and administrative expenses of $11.9 million for the nine months ended September 30, 2006. This increase was primarily due to $1.5 million increase in salaries and benefits due to an increase in headcount and a $0.5 million increase in stock compensation expense.

Depreciation and Amortization.  Depreciation and amortization expense for the nine months ended September 30, 2007 was $4.3 million, a decrease of $0.3 million, or 6%, from depreciation and amortization of $4.6 million for the nine months ended September 30, 2006. This decrease was primarily due to the lower amortization amount relating to our capitalized software development costs, which is the result of previously capitalized costs becoming fully amortized during the first nine months of 2007.

Other income (expense).  Interest expense, net for the nine months ended September 30, 2007 was $2.0 million, an increase of $0.4 million, or 25%, over net interest expense of $1.6 million for the nine months ended September 30, 2006. The increase is related to an increase in bank debt, a working capital line of credit and an equipment line of credit during 2007. The loss on warrant liability for the nine months ended September 30, 2007 was $5.0 million an increase of $4.6 million from $0.4 million for the nine months ended September 30, 2006, as a result of the change in the fair value of the warrants. This change in the fair value of the warrant is attributable to the appreciation in the fair value of our common and preferred stock during this period, as the common stock increased from $6.16 per shares as of September 30, 2006 to $18.00 per share at the time of our IPO on September 19, 2007. These warrants converted to warrants to purchase shares of common stock upon the consummation of our IPO, at which time the existing liability was reclassified to additional paid-in-capital. Also included in other expense for the nine months ended September 30, 2007, was $0.1 million in loss on disposal of assets and $0.6 million of financial advisor fees paid by shareholders.

Income tax expense.  We recorded a provision for income taxes for the nine months ended September 30, 2007, of approximately $0.2 million which represents income tax expense under the alternative minimum tax (“AMT”) method. Because we expect to record income tax expense for the year ended December 31, 2007, under the AMT method, we have provided income tax expense for the three months ended September 30, 2007, using the expected effective tax rate for the entire year. We did not record a provision for income taxes for the three and nine months ended September 30, 2006, as we were in a loss position during the period.

Comparison of the Years ended December 31, 2006 and 2005

	Year Ended December 31,
	2005		2006		Change
		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	%
	(in thousands)

Business services	$48,958	91.4%	$70,652	93.2%	$21,694	44.3%
Implementation and other	4,582	8.6	5,161	6.8	579	12.6

Total	$53,540	100.0%	$75,813	100.0%	$22,273	41.6%

Revenue.  Total revenue for 2006 was $75.8 million, an increase of $22.3 million, or 42%, over revenue of $53.5 million for 2005. This increase was almost entirely due to an increase in business services revenue.

Business Services Revenue.  Revenue from business services for 2006 was $70.7 million, an increase of $21.7 million, or 44%, over revenue of $49.0 million for 2005. This increase was primarily due to the growth in the number of physicians using our services. The average number of active physicians using our services in 2006 was 6,588, an increase of 1,633, or 33%, over the 4,955 physicians in 2005. Also contributing to this increase was growth in collections on behalf of these physicians. These providers generated collections posted in 2006 of $2.0 billion, which was a 45% increase over $1.4 billion posted collections in 2005.

Implementation and Other Revenue.  Revenue from implementations and other sources was $5.2 million, an increase of $0.6 million, or 13%, over revenue of $4.6 million for 2005. This increase was primarily due to the expansion of our client base, which required additional implementation services.

	Year Ended December 31,
	2005		2006		Change
		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	%
	(in thousands)

Direct operating expense	$27,545	51.4%	$36,530	48.2%	$8,985	32.6%

Direct operating expense.  Direct operating expense for 2006 was $36.5 million, an increase of $9.0 million, or 33%, over direct operating expense of $27.5 million for 2005. This increase was primarily due to an increase in the number of claims that we processed on behalf of our clients and the related expense of providing services, including transactions expense and salary and benefits expense. The amount of collections processed for our clients in 2006 was $2.0 billion, which was 45% higher than in 2005.

	Year Ended December 31,
	2005		2006		Change
		% of		%of
	Amount	Revenue	Amount	Revenue	Amount	%
	(in thousands)

Selling and marketing	$11,680	21.8%	$15,645	20.6%	$3,965	33.9%
Research and development	2,925	5.5	6,903	9.1	3,978	136.0
General and administrative	15,545	29.0	16,347	21.6	802	5.2
Depreciation and amortization	5,483	10.3	6,238	8.2	755	13.8

Total	$35,633	66.6%	$45,133	59.5%	$9,500	26.7%

Selling and Marketing Expense.  Selling and marketing expense for 2006 was $15.6 million, an increase of $4.0 million, or 34%, over sales and marketing expense of $11.7 million for 2005. This increase was primarily due to a $1.7 million increase in salaries and benefits, a $1.7 million increase in marketing programs and a $0.5 million increase in travel and other expenses.

Research and Development Expense.  Research and development expense for 2006 was $6.9 million, an increase of $4.0 million, or 136%, over research and development expense of $2.9 million for 2005. This increase was primarily due to a $2.8 million increase in salaries and benefits related to the development of our

athenaClinicals product and other product and business development initiatives, a $0.6 million increase in consulting fees, a $0.4 million increase in expenses related to the expansion of Athena Net India and a $0.2 million increase in travel and other expenses of our research team.

General and Administrative Expense.  General and administrative expense for 2006 was $16.3 million, an increase of $0.8 million, or 5%, over general and administrative expense of $15.5 million for 2005. This increase was primarily due to an increase in salaries and benefits.

Depreciation and Amortization Expense.  Depreciation and amortization expense for 2006 was $6.2 million, an increase of $0.8 million, or 14%, from depreciation and amortization expense of $5.5 million for 2005. This increase was primarily due to the larger base of depreciable assets in 2006.

Other Income (Expense).  Interest expense, net, for 2006 was $2.3 million, an increase of $0.5 million, or 31%, over interest expense, net, of $1.8 million for 2005. This increase was related to an increase in bank debt, a working capital line of credit and an equipment line of credit during 2006, offset by an increase in interest income associated with an increase in cash, cash equivalents and short-term investments. The unrealized loss on warrant liability for 2006 was $0.7 million and represents the remeasurement of the fair value of warrants.

Comparison of the Years ended December 31, 2005 and 2004

	Year Ended December 31,
	2004		2005		Change
		%of		%of
	Amount	Revenue	Amount	Revenue	Amount	%
	(in thousands)

Business services	$35,033	90.0%	$48,958	91.4%	$13,925	39.7%
Implementation and other	3,905	10.0	4,582	8.6	677	17.3

Total	$38,938	100.0%	$53,540	100.0%	$14,602	37.5%

Revenue.  Total revenue for 2005 was $53.5 million, an increase of $14.6 million, or 38%, over revenue of $38.9 million for 2004. This increase was due almost entirely to an increase in business services revenue.

Business Services Revenue.  Revenue from business services for 2005 was $49.0 million, an increase of $13.9 million, or 40%, over revenue of $35.0 million for 2004. This increase was primarily due to the growth in the number of physicians using our services. The average number of active physicians using our services in 2005 was 4,955, an increase of 1,402, or 39%, over 3,553 physicians in 2004. Also contributing to this increase was growth in collections on behalf of these physicians. These providers generated posted collections of $1.4 billion in 2005, which was a 39% increase over $972 million posted collections in 2004.

Implementation and Other Revenue.  Revenue from implementations and other sources was $4.6 million, an increase of $0.7 million, or 17%, over revenue of $3.9 million for 2004. This increase was primarily due to the expansion of our client base and increased professional services provided to that base.

	Year Ended December 31,
	2004		2005		Change
		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	%
	(in thousands)

Direct operating expense	$20,512	52.7%	$27,545	51.4%	$7,033	34.3%

Direct Operating Expense.  The direct operating expense for 2005 was $27.5 million, an increase of $7.0 million, or 34%, over direct operating expense of $20.5 million for 2005. This increase was primarily due to an increase in the number of claims that we processed on behalf of our clients and the related expense of providing services, including transactions expense and salary and benefits expense. The amount of collections processed in 2005 was $1.4 billion or 39% higher than 2004.

	Year Ended December 31,
	2004		2005		Change
		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	%
	(in thousands)

Selling and marketing	$7,650	19.6%	$11,680	21.8%	$4,030	52.7%
Research and development	1,485	3.8	2,925	5.5	1,440	97.0
General and administrative	8,520	21.9	15,545	29.0	7,025	82.5
Depreciation and amortization	3,159	8.1	5,483	10.3	2,324	73.6

Total	$20,814	53.4%	$35,633	66.6%	$14,819	71.2%

Selling and Marketing Expense.  Selling and marketing expense for 2005 was $11.7 million, an increase of $4.0 million, or 53%, over selling and marketing expense of $7.7 million for 2004. This increase was primarily due to a $2.0 million increase in marketing programs, a $1.6 million increase in salaries and benefits and a $0.4 million increase in travel expense.

Research and Development Expense.  Research and development expense for 2005 was $2.9 million, an increase of $1.4 million, or 97%, over research and development expense of $1.5 million for 2004. This increase was primarily due to a $0.9 million increase in salaries and benefits and a $0.5 million increase in expense related to the expansion of Athena Net India.

General and Administrative Expense.  General and administrative expense for 2005 was $15.5 million, an increase of $7.0 million, or 83%, over general and administrative expense of $8.5 million for 2004. This increase was primarily due to a $3.2 million increase in rent and related expense associated with our move into the Watertown, Massachusetts facility, a $1.2 million increase in salaries and benefits, a $0.6 million increase in consulting fees and a $0.3 million increase in utility expenses.

Depreciation and Amortization Expense.  Depreciation and amortization expense for 2005 was $5.5 million, an increase of $2.3 million, or 74%, from depreciation and amortization expense of $3.2 million for 2004. The increase was primarily due to the larger base of depreciable assets in 2005, due to capital expenditures related to company infrastructure and client servicing capacity.

Other Income (Expense).  Interest expense, net, for 2005 was $1.8 million, an increase of $0.5 million, or 44%, over interest expense, net, of $1.2 million for 2004. The increase is related to an increase in bank debt, a working capital line of credit and an equipment line of credit during 2005.

Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the nine fiscal quarters ended September 30, 2007. This information is derived from our unaudited consolidated financial statements, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair statement of our financial position and operating results for the quarters presented. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our consolidated financial statements and the related notes to these financial statements included elsewhere in this prospectus.

	Fiscal Quarter Ended,
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2005	2005	2006	2006	2006	2006	2007	2007	2007
	(unaudited)
	(in thousands)

Revenue:
Business services	$12,465	$13,822	$15,490	$17,332	$18,345	$19,485	$20,490	$22,778	24,380
Implementation and other	1,136	1,509	1,289	1,228	1,283	1,361	1,457	1,715	1,788

Total revenue:	13,601	15,331	16,779	18,560	19,628	20,846	21,947	24,493	26,168

Operating expense(1):
Direct operating	7,019	7,814	8,256	9,202	9,166	9,906	10,807	11,361	11,732
Selling and marketing	3,322	3,324	3,743	3,692	3,813	4,397	4,330	3,984	4,329
Research and development	773	906	1,110	1,399	2,137	2,257	1,819	1,780	1,852
General and administrative	3,627	3,746	4,099	3,672	4,150	4,426	4,583	4,988	4,341
Depreciation and amortization	1,332	1,377	1,440	1,512	1,636	1,650	1,564	1,484	1,277

Total operating expense	16,073	17,167	18,648	19,477	20,902	22,636	23,103	23,597	23,531

Operating (loss) income	(2,472)	(1,836)	(1,869)	(917)	(1,274)	(1,790)	(1,156)	896	2,637

Other income (expense):
Interest income	23	18	72	80	99	121	117	97	142
Interest expense	(346)	(784)	(568)	(638)	(677)	(788)	(771)	(851)	(777)
Other expense	—	—	(212)	(130)	(103)	(257)	(860)	(3,556)	(1,273)

Total other expense	(323)	(766)	(708)	(688)	(681)	(924)	(1,514)	(4,310)	(1,908)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(2,795)	(2,602)	(2,577)	(1,605)	(1,955)	(2,714)	(2,670)	(3,414)	729

Income tax expense	—	—	—	—	—	—	—	—	(217)
Income (loss) before cumulative effect of change in accounting principle	(2,795)	(2,602)	(2,577)	(1,605)	(1,955)	(2,714)	(2,670)	(3,414)	512
Cumulative effect of change in accounting principle	—	—	(373)	—	—	—	—	—	—

Net income (loss)	$(2,795)	$(2,602)	$(2,950)	$(1,605)	$(1,955)	$(2,714)	$(2,670)	$(3,414)	512

(1) Amounts include stock-based compensation expense as follows:
Direct operating costs	$—	$—	$8	$19	$16	$21	$43	$50	$43
Selling and marketing	—	—	3	16	12	12	35	46	3
Research and development	—	—	11	13	13	16	36	63	79
General and administrative	—	—	10	16	34	136	164	167	208

Total	$—	$—	$32	$64	$75	$185	$278	$326	$333

During these periods, total revenue increased each quarter, primarily due to the expansion of our client base and growth in revenue collections made on behalf of our existing clients. Our direct operating expense and selling and marketing expense also increased each quarter, primarily due to an increase in salary and benefit expense as we expanded our operations to serve and sell to our increasing client base. Research and development expense increased in each quarter during this period, primarily due to our development of athenaClinicals and other product and business development initiatives as well as the expansion of Athena Net India. General and administrative expense fluctuated during this period, with an overall upward trend, primarily as a result of our hiring additional personnel in connection with our anticipated growth and incurred expenses in preparation for becoming a public company.

We have experienced consistent revenue growth over the past several years, which is primarily the result of a steady increase in the number of physicians and other medical providers served by us. This sequential revenue increase is driven by the implementation of new accounts and the retention of existing accounts. Because we earn ongoing fees, a large percentage of each quarter’s revenue comes from accounts that also contributed to the revenues of the preceding quarter. The vast majority of our clients pay for services as a percentage of collections posted, therefore our revenue is highly correlated to the underlying collections of our clients. The provision of medical services by our clients takes place throughout the year, but there are seasonal factors that affect the total volume of patients seen by our clients, which in turn impacts the collections per physician and our related revenues per physician. In particular, for patient visits that are discretionary or elective, we typically see a reduction of office visits during the late summer and during the end of year holiday season, which leads to a decline in collections by our physician clients of about 30 to 50 days later. Therefore, the negative impact on client collections and related company revenues per physician is generally experienced in the first and third calendar quarters of the year. In our experience, client collections and related company revenues per physician are seasonally stronger in the second and fourth calendar quarters of each year.

Liquidity and Capital Resources

Since our inception, we have funded our growth primarily through the private sale of equity securities, totaling approximately $50.6 million as well as through long-term debt, working capital, equipment-financing loans and the completion of our initial public offering that provided net proceeds of approximately $81.3 million. As of September 30, 2007, our principal sources of liquidity were cash and cash equivalents totaling $89.8 million. Our total indebtedness was $22.8 million at September 30, 2007 and was comprised mainly of term debt which is subordinated to our senior debt. On October 1, 2007 we used a portion of the proceeds from our initial public offering to repay approximately $5.2 million of the principal outstanding on the equipment line. In connection to this early payment of debt, we paid approximately $0.2 million in an early payment penalty and accrued interest which was recorded in the month of October 2007. On December 31, 2007, we repaid the balance of our $17.0 million subordinated term debt. We recorded additional charges to interest expense of $0.7 million to fully amortize the debt discount, write off outstanding deferred financing fees, to recognize accrued interest expense and to recognize a penalty for early extinguishment of the debt. As of December 31, 2007, we had total outstanding debt of approximately $0.8 million.

Cash provided by operating activities during the nine months ended September 30, 2007 was $3.1 million and consisted of a net loss of $5.6 million and $4.7 million utilized by working capital and other activities. This is offset by positive non-cash adjustments of $4.3 million related to depreciation and amortization expense, $5.0 million of warrant expense, $0.9 million in non-cash stock compensation expense, $2.0 million of non-cash rent expense, and $0.6 million in a non-cash expense relating to financial advisor fee paid by investor. Cash used by working capital and other activities was primarily attributable to a $2.1 million increase in accrued expense, a $2.6 million decrease in deferred rent, a $3.7 million increase in accounts receivable, $0.6 million increase in prepaid expenses and other current assets and a $0.6 million decrease in accounts payable, offset in part by a $0.7 million increase in deferred revenue.

Cash used in operating activities during the nine months ended September 30, 2006 was $2.5 million and consisted of a net loss of $6.5 million and $3.7 million utilized by working capital and other activities, offset by positive non-cash adjustments of $4.6 million related to depreciation and amortization expense and $2.0 million of non-cash rent expense. Cash used by working capital and other activities was primarily attributable to a $2.4 million decrease in deferred rent and a $2.7 million increase in accounts receivable, offset in part by a $0.6 million increase in accrued expense and a $0.4 million increase in deferred revenue.

Net cash generated by investing activities was $3.4 million for the nine months ended September 30, 2007, which consisted of purchases of investments of $1.9 million, purchases of property and equipment of $2.1 million and expenditures for internal development of the athenaClinicals application of $0.8 million. This outgoing investment cash flow was offset by positive investment cash flow of $7.6 million, from proceeds of the sales and maturities of investments and a decrease in restricted cash of $0.6 million. Net cash used in investing activities was $6.3 million during the nine months ended September 30, 2006 primarily consisting of purchases of property and equipment of $2.7 million, purchases of investments of $3.2 million, and capitalized software development costs of $0.8 million, offset in part by decrease in restricted cash of $0.4 million.

Net cash provided by financing activities was $79.1 million for the nine months ended September 30, 2007. The majority of the cash provided in the period resulted from the sale and issuance of 5.0 million shares of common stock in our initial public offering in September 2007 that provided net proceeds of $81.3 million. This consisted of a net decrease in the line of credit $7.2 million offset by $2.6 million of net proceeds from long term debt and $2.4 million in proceeds from the exercise of stock options and warrants. Net cash provided by financing activities was $6.6 million during nine months ended September 30, 2006, consisting primarily of $3.9 million of net borrowings under a bank term loan, $2.6 million of net borrowings under a line of credit and the remaining portion relates to proceeds from the exercise of stock options during the period.

We make investments in property and equipment and in software development on an ongoing basis. Our property and equipment investments consist primarily of technology infrastructure to provide capacity for expansion of our client base, including computers and related equipment in our data centers and infrastructure in our service operations. Our software development investments consist primarily of company-managed design, development, testing and deployment of new application functionality. Because the practice management component of athenaNet is considered mature, we expense nearly all software maintenance costs for this component of our platform as incurred. For the electronic medical records (“EMR”) component of athenaNet, which is the platform for our athenaClinicals offering, we capitalize nearly all software development. In the nine months ended September 30, 2006, we capitalized $2.7 million in property and equipment and $0.8 million in software development. In the nine months ended September 30, 2007, we capitalized $2.1 million of property and equipment and $0.8 million of software development. We currently anticipate making aggregate capital expenditures of approximately $12.5 million over the next twelve months including approximately $6.1 million for the purchase of a complex of buildings, including approximately 133,000 square feet of office space, on approximately 53 acres of land located in Belfast, Maine. The purchase is expected to close in the first quarter of 2008, subject to customary closing conditions, including the completion of our due diligence. We intend to utilize this facility as a second operational service site, and to lease a small portion of the space to commercial tenants.

Given our current cash and cash equivalents, short-term investments, accounts receivable and funds available under our existing line of credit, we believe that we will have sufficient liquidity to fund our business and meet our contractual obligations for at least the next twelve months. We may increase our capital expenditures consistent with our anticipated growth in infrastructure and personnel, and as we expand our national presence. In addition, we may pursue acquisitions or investments in complementary businesses or technologies or experience unexpected operating losses, in which case we may need to raise additional funds sooner than expected. Accordingly, we may need to engage in private or public equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain required financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited. Beyond the twelve month period, we intend to maintain sufficient liquidity through continued improvements in the size and profitability of our business and through prudent management of our cash resources and our credit arrangements.

Credit Facilities

Line of Credit

We have a revolving loan and security agreement with a bank, which has a maximum available borrowing amount of $10.0 million at December 31, 2006 and matures in August 2008. Borrowings under the agreement are limited by our outstanding accounts receivable balance, and may be further limited by accounts receivable concentrations. Under this agreement, we may not borrow more than 80% of our accounts receivable that are less than 90 days old and no receivables in excess of 25% of our total accounts receivable may be included in that borrowing limit. Use of this facility is also permitted only when our adjusted quick ratio is at or greater than 0.9. This ratio is defined as cash, cash equivalents, investments and accounts receivable over current liabilities excluding deferred revenue. As of September 30, 2007, we are in compliance with each of these provisions. The agreement is collateralized by a first security interest in receivables, deposit accounts and investments of athenahealth that have not been pledged as collateral under previous outstanding loan agreements and a second priority interest in intellectual property. Principal amounts outstanding under the agreement accrue interest at a per annum rate equal to the bank’s prime rate. Beginning in January 2007, principal amounts outstanding under the agreement will accrue interest at a per annum rate equal to the bank’s prime rate, which was 8.0% at September 30, 2007. We had $0 million and $7.2 million outstanding under this agreement at September 30, 2007 and December 31, 2006, respectively. The available borrowing under the agreement at September 30, 2007 was $9.0 million.

Equipment Lines of Credit

As of September 30, 2007, there was a total of $6.1 million in aggregate principal amount outstanding under a series of promissory notes and security agreements with various finance companies. These amounts are secured by specific equipment. On October 1, 2007, approximately $5.2 million of the equipment lines of credit were repaid early with an early repayment penalty and accrued interest of approximately $0.2 million

In September 2007, we entered into additional promissory notes that aggregated $0.6 million in principal amount. These amounts are also secured by specific equipment, they accrue interest at a weighted average rate of 5.6% per annum and they are payable on a monthly basis through October 2010.

Subordinated Term Debt

As of September 30, 2007, there was a total of $17.0 million in aggregate principal amount outstanding under our subordinated term debt with a financial lender. On December 31, 2007, we paid the balance of the $17.0 million in principal amount. We recorded additional charges to interest expense of $0.7 million to fully amortize the debt discount, write off outstanding deferred financing fees, recognize accrued interest expense and recognize a penalty for early extinguishment of the debt.

Contractual Obligations

We have contractual obligations under our bank debt, a working capital line of credit and an equipment line of credit. We also maintain operating leases for property and certain office equipment. The following table summarizes our long-term contractual obligations and commitments as of December 31, 2006:

		Payments Due By Period
		(In thousands)
		Less
		Than			After 5
	Total	1 year	1-3 Years	4-5 Years	Years

Long-term debt	$20,469	$3,116	$17,353	$—	$—
Working capital line	7,204	7,204	—	—	—
Operating lease obligations	35,928	3,655	11,801	9,102	11,370

Total	$63,602	$13,975	$29,154	$9,102	$11,370

These amounts exclude interest payments of $2,684,110 and $1,766,366 that were due in less than one year and one to three years. We repaid this outstanding indebtedness with proceeds from our initial public offering, as described below.

The working capital line and the portion of equipment lines of credit included in long-term debt are described above under “— Credit Facilities.” Also included in long-term debt is a term loan with a finance company which had an outstanding balance of $14.0 million at December 31, 2006 and which increased to $17.0 million at June 30, 2007. Under the terms of the agreement, the term loan would have to be repaid in thirty monthly installments starting February 1, 2008.

During the fourth quarter of 2007, we repaid approximately $22.2 million of our long-term debt with proceeds from our initial public offering in September 2007, leaving a long-term debt balance of $0.8 million as of December 31, 2007.

The commitments under our operating leases shown above consist primarily of lease payments for our Watertown, Massachusetts corporate headquarters and our Chennai, India subsidiary location.

On November 28, 2007, we entered into a purchase and sale agreement with a wholly-owned subsidiary of Bank of America Corporation for the purchase of a complex of buildings, including approximately 133,000 square feet of office space, on approximately 53 acres of land located in Belfast, Maine, for a total purchase price of $6.1 million. The purchase is expected to close in the first quarter of 2008, subject to customary closing conditions, including the completion of our due diligence. We intend to utilize this facility as a second operational service site, and to lease a small portion of the space to commercial tenants.

Off-Balance Sheet Arrangements

As of September 30, 2007 and 2006 and December 31, 2006, 2005 and 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space and computer equipment, we do not engage in off-balance sheet financing arrangements.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements and liabilities in interim and annual reporting periods subsequent to initial recognition. Prior to the issuance of SFAS 157, which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, there were different definitions of fair value and limited definitions for applying those definitions under generally accepted accounting principles. SFAS 157 is effective for us on a prospective basis for the reporting period beginning January 1, 2008. We are evaluating the impact of SFAS 157 on our financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of SFAS 159 on our financial position, result of operations and cash flows.

In December 2007 the FASB issued SFAS No. 141(R), Business Combinations, (“SFAS 141(R)”) which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 141(R) will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes to a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 160 will have on its consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk.  Our results of operations and cash flows are subject to fluctuations due to changes in the Indian rupee. None of our consolidated revenues are generated outside the United States. None of our vendor relationships, including our contract with our offshore service provider Vision Healthsource for work performed in India, is denominated in any currency other than the U.S. dollar. In 2006 and for the nine months ended September 30, 2007, 0.7% and 0.9%, respectively, of our expenses occurred in our direct subsidiary in Chennai, India and were incurred in Indian rupees. We therefore believe that the risk of a significant impact on our operating income from foreign currency fluctuations is not substantial.

Interest Rate Sensitivity.  We had unrestricted cash and cash equivalents totaling $89.8 million at September 30, 2007. These amounts are held for working capital purposes and were invested primarily in deposits, money market funds and short-term, interest-bearing, investment-grade securities. In addition, some of the net proceeds of this offering may be invested in short-term, interest-bearing, investment-grade securities pending their application. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. The value of these securities, however, will be subject to interest rate risk and could fall in value if interest rates rise.

We have bank debt and a line of credit which bears interest based upon the prime rate. At September 30, 2007, there was an aggregate of $22.8 million outstanding under these borrowing arrangements. If the prime rate fluctuated by 10% as of September 30, 2007, interest expense would have fluctuated by approximately $0.3 million.

BUSINESS

Overview

athenahealth is a provider of internet-based business services for physician practices. Our service offerings are based on three integrated components: our proprietary internet-based software, our continually updated database of payer reimbursement process rules and our back-office service operations that perform administrative aspects of billing and clinical data management for physician practices. Our principal offering, athenaCollector, automates and manages billing-related functions for physician practices and includes a medical practice management platform. We have also developed a service offering, athenaClinicals, that automates and manages medical record-related functions for physician practices and includes an electronic medical record, or EMR, platform. We refer to athenaCollector as our revenue cycle management service and athenaClinicals as our clinical cycle management service. Our services are designed to help our clients achieve faster reimbursement from payers, reduce error rates, increase collections, lower operating costs, improve operational workflow controls and more efficiently manage clinical and billing information.

Our services require relatively modest initial investment, are highly adaptable to changing healthcare and technology trends and are designed to generate significant financial benefit for our physician clients. Our results are directly tied to the financial performance of our clients, because the majority of our revenue is based on a percentage of their collections. Our services have enabled our clients, on average, to resolve 93% of their claims to payers on their first submission attempt, compared to an industry average we estimate to be 70%. Our internal studies show that we have reduced the days in accounts receivable of our client base by more than 30%. We have experienced a contract renewal rate of at least 97% in each of the last five years, and this persistent client base drives a predictable revenue stream. In 2006, we generated revenue of $75.8 million from the sale of our services, compared to $53.5 million in 2005. As of September 30, 2007, there were more than 11,500 medical providers, including more than 8,900 physicians, using our services across 33 states and 54 medical specialties.

We believe our innovative internet-based business services model represents a significant departure from the traditional model of physicians relying upon on-site or outsourced administrative staff, using stand-alone software that is not internet-based, to run the back-office aspects of their practices. By continuously improving all three components of our services, we drive improvement in the business results of our network of clients: we typically update our centralized internet-based software every six to eight weeks; we add more than 100 rules on average each month to our database of payer rules; and we regularly improve our integrated back-office service operations with more efficient technology and processes. Additionally, as our database of aggregated health information grows, we are able to use this information to further the strategic position of our company. For example, in June 2006 we introduced our annual PayerView rankings of health plans’ performance with respect to the speed and accuracy of reimbursement processes at different insurance companies, an initiative that we believe increases our profile in the provider and payer communities.

In the last five years, we have focused on developing our proprietary internet-based software application and integrated service operations to expand our client base. During this period we undertook no acquisitions. In 2006, we formed a subsidiary in India to complement our U.S.-based software development activities and to work closely with our business partners in India.

Industry Overview

We believe that the market we address is defined by the total annual physician office expenditures in the United States for revenue and clinical cycle management solutions and by the total annual physician office collections for services rendered. We estimate that total annual physician office expenditures in the United States for revenue and clinical cycle management solutions exceed $18 billion and $9 billion, respectively. These expenditures are primarily comprised of salary, wages and benefits for in-house administrative staff and third-party practice management and EMR software. In 2005, physicians collected approximately $420 billion for services rendered, representing 21% of total health care industry expenditures of $2.0 trillion according to the U.S. Centers for Medicare and Medicaid Services. From 2000 to 2005, payments to physicians increased by an average of 7.7% per year.

In addition, growth in managed care has increased the complexity of physician practice reimbursement. Managed care plans typically create reimbursement structures with greater complexity than previous methods, placing greater responsibility on the physician practice to capture and provide appropriate data to obtain payments. Also, despite substantial consolidation in the number of managed care organizations over the last decade, most of the legacy information technology platforms used to manage the plans operated by these companies have remained in place. As a result of this increasing complexity, physician practices must keep track of multiple plan designs and processing requirements to ensure appropriate payment for services rendered.

Physician office-based billing activities that are required to ensure appropriate payment for services rendered have increased in number and complexity for the following reasons:

•	Diversity of health benefit plan design. Health insurers have introduced a wide range of benefit structures, many of which are customized to unique goals of particular employer groups. This has resulted in an increase in rules regarding who is eligible for healthcare services, what healthcare services are eligible for reimbursement and who is responsible for payment of healthcare services delivered.

•	Dynamic nature of health benefit plan design. Health insurers continuously update their reimbursement rules based on ongoing monitoring of consumption patterns, in response to new medical products and procedures, and to address changing employer demands. As these changes are made frequently throughout the year and are typically specific to each individual health plan, physician practices need to be continually aware of this dynamic element of the reimbursement cycle as it could impact overall reimbursement and specific workflow.

•	Proliferation of new payment models. New health benefit plans and reimbursement structures have considerably modified the ways in which physician practices are paid. For example, there is an increasing trend toward consumer driven health plans, or CDHPs, that require a far greater portion of fees to be paid by the consumer, typically until a pre-specified threshold is achieved. Care-based initiatives, including pay-for-performance, or P4P programs, which provide reimbursement incentives centered around capture and submission of specified clinical information have dramatically increased the administrative and clinical documentation burden of the physician practice.

•	Changes in the regulatory environment. The Health Insurance Portability and Accountability Act, or HIPAA, required changes in the way private health information is handled, mandated new data formats for the health insurance industry and created new security standards. As part of HIPAA, adoption of National Provider Identifiers affects physician office billing and collection workflow requirements.

In addition to administering typical small business functions, smaller physician practices must invest significant time and resources in activities that are required to secure reimbursement from third party payers or patients and process inbound and outbound communications related to physician orders to laboratories and pharmacies. In order to process these communications, physician offices often manipulate locally installed software, execute paper-based and fax-based communications to and from payers and conduct telephone-based discussions with payers and intermediaries to resolve unpaid claims or to inquire about the status of transactions.

The Established Model

Currently, the majority of physician practices bill for their services in one of two ways, either purchasing, installing and operating locally installed practice management software or hiring a third-party billing service to collect billing-related information and input the information into a locally installed software system. In almost all instances, the solutions are installed and operated at the clinic by the administrative personnel on staff. As the complexity and number of health benefit plan payer rules has increased, the ability of locally installed software solutions to keep up with new and revised payer rules has lagged this trend, leading to higher levels of unpaid claims, prolonged billing cycles and increased clinical inefficiencies. While locally installed software has been shown to provide improvement in physician practice efficiency and collections relative to paper-based systems, we believe such software alone is not suited for today’s dynamic and increasingly complex healthcare system.

At present, we estimate that 70% of all medical claims submitted to payers are resolved on the first submission attempt, which we refer to as a practice’s first pass resolution rate. Medical practices typically will attempt to fix a denied claim and then resubmit it for payment, frequently leading to multiple cycles of submission and rejection. In addition to the time and cost of these activities, medical offices typically stop seeking reimbursement (and write off associated receivables) for approximately ten percent of their medical claims. Beyond the high rate of claim rejection that typically occurs, it also is common for physicians to be paid at levels below contracted amounts due to administrative error, contract complexity or other factors.

Despite advances in practice management software to address the administrative needs of the physician office, the billing, collections and medical record management functions remain expensive, inefficient and challenging for many physician practice groups. We believe that established locally installed physician practice management software has generally suffered from the following challenges:

•	Software is static. Payer rules change continuously and the systems used to seek reimbursement require constant updating to remain accurate. By not being linked to a centrally-hosted, continuously updated knowledge base of payer rules, software typically cannot reflect real-time changes based upon health benefit plan specific requirements. Additionally, since most software vendors are not in the business of processing claims, they are often unaware of the creation of new payer rules and changes to existing payer rules. As a result, physician practices typically have the responsibility to navigate this complex and dynamic reimbursement system in order to submit accurate and complete claims. We believe their inability to keep current on these rules changes is the single largest factor leading to claims denials and diverting time and resources away from revenue and clinical cycle workflow.

•	Software requires reliance on physician office personnel. Physician offices have difficulty managing the increased complexity of billing, collections and medical record management because they lack the necessary infrastructure and suffer from a high staff turnover rate. Despite attempts to automate workflow, many software solutions still require that a number of payer interactions be executed manually via paper or phone. These manual interactions include insurance product monitoring, insurance eligibility, claims submission, claims tracking, remittance posting, denials management, payment processing, formatting of lab requisitions, submitting of lab requisitions, monitoring and classification of all inbound faxes. These tasks are prone to human error, are inefficient and require the accumulation of rules and claims processing knowledge. Given that employee clinic turnover in physician offices averages 10-25% annually, critical reimbursement knowledge can be lost.

•	Software vendors are not paid on results. Most established software companies operate under a business model that does not directly incentivize them to improve their client’s financial results. The established software business model involves a substantial upfront license payment in addition to ongoing maintenance fees. While the goal of practice management software is to improve reimbursement and clinical efficiency, realizing these efficiencies still largely rests on the physician office’s administrative staff.

Traditional outsourced back office service providers do not compensate significantly for these deficiencies of the locally installed software model. These service providers generally rely on third-party software that suffers from the same deficiencies that physicians experience when they perform their own back office processing operations. The software often is not connected to payer rules that can be enforced in real-time by office staff throughout the patient workflow. In addition, these service providers typically operate discrete databases and separate processes for each client they serve, which affords limited advantages of scale, thereby conferring limited cost advantages to physician practices. Without control over the software application and without an integrated rules database, outsourced service providers cannot offer physicians the benefits of our internet-based business service model.

The payer universe is dynamic and continuously growing in complexity as rules are changed and new rules are added, making it extremely difficult for physician practices, and even payers, to effectively manage the reimbursement rules landscape. While locally installed software has struggled to meet these challenges, the Internet has developed in the broader economy into a reliable and efficient medium that opens the door to entirely new ways of performing business functions. The Internet is ideally suited to centralization of the large-scale research needed to stay current with payer rules and to the instantaneous dissemination of this information. The Internet also allows real-time consolidation and centralized execution of administrative work across many medical practice locations. As a result, the health care industry is an ideal industry to benefit from the efficiency and effectiveness of the Internet as a delivery platform.

Our Solution

The dynamic and increasingly complex healthcare market requires an integrated solution to effectively manage the reimbursement and clinical landscape. We believe we are the first company to integrate web-based software, a continually updated database of payer rules and back-office service operations into a single internet-based business service for physician practices. We deliver these services at each critical step in the revenue and clinical cycle workflow through a combination of software, knowledge and work:

•	Software. athenaNet, our proprietary web-based practice management and EMR application, is a workflow management tool used in every work step that is required to properly handle billing, collections and medical record management-related functions. All users across our client-base simultaneously use the same version of our software application, which connects them to our continually updated database of payer rules and to our services team.

•	Knowledge. athenaRules, our proprietary database of payer rules, enforces physician office workflow requirements, and is continually updated with payer-specific coding and documentation information. This knowledge continues to grow as a result of our years of experience managing back office service operations for hundreds of physician practices, including processing medical claims with tens of thousands of health benefit plans.

•	Work. The athenahealth service operations, consisting of nearly 400 people in the United States, and approximately 700 people at our off-shore service provider, interact with clients at all key steps of the revenue and clinical cycle workflow. These operations include setting up medical providers for billing, checking the eligibility of scheduled patients electronically, submitting electronic and paper-based claims to payers directly or through intermediaries, processing clinical orders, receiving and processing checks and remittance information from payers, documenting the result of payers’ responses and evaluating and resubmitting claims denials.

We are economically aligned with our physician practice clients because payment for our services in most cases is dependent on the results our services achieve for our clients. As a result of this approach, the effectiveness of our revenue cycle management services are borne out by measurable improvements in the financial performance for physician practices within a short period of time after they start using our services. These results include:

•	a successful resolution rate of over 93% on average on the first submission attempt of claims to payers compared to the national average which we estimate to be 70%;

•	an average reduction in days-in-accounts receivable of more than 30% within 90 days of implementation; and

•	an average increase in total collections of 10%.

The positive results of our approach are seen in the significant growth in clients serviced, collections under management and overall revenue in each of the preceding seven years.

Key advantages of our solution include:

•	Lower total cost of the athenahealth solutions. The cost of our services includes a modest up-front expenditure, with subsequent costs based on the amounts collected. This approach eliminates the large and risky upfront investments in software, hardware, implementation service and support and additional IT staff often associated with the established software model. We update our web-based software every six to eight weeks and we add over 100 new rules on average each month to our shared payer knowledge base, which enables our clients to use these new features with minimal disruption and no incremental cost. Once implemented, only an Internet connection and a web browser are required to run our internet-based practice management system and EMR. By removing cost barriers to initial adoption, we believe our services-based model provides a lower total cost to our clients based on the elimination of future upgrade, training and extra follow-up costs associated with the established model.

•	Comprehensive payer rules engine that is continuously expanded and updated. We believe we have the largest and most comprehensive continually updated database of payer reimbursement process rules in the United States. We collect health benefit plan specific processing information so that the medical office workflow and the work at our service operations can be tailored to the requirements of each health benefit plan. Real-time error alerts automatically triggered by our rules engine enable our clients to catch billing-related errors immediately at the beginning of the reimbursement cycle, fix these errors quickly and easily and generate medical claims that achieve substantially higher first-pass success rates than the industry norm. Payer rules are frequently unavailable from the payers and therefore must be learned from experience. We have more than 40 full-time equivalent staff focused on finding, researching, documenting and implementing new rules, enabling our solution to consistently deliver quantifiably superior financial results for our clients. Additionally, we discover and implement even more new rules as new clients connect to our rules engine. Our other clients benefit from the addition of these new rules, and this continuous updating increases our value proposition benefiting both current and future clients.

•	Real-time workflow and process optimization resulting in improved financial outcomes. Our solution incorporates a large number of efficient, real-time communications between the physician practice’s staff and our rules engine and service operations staff throughout the patient encounter and billing processes. These process steps begin prior to the claims submission process, making our efficient online interaction vital for delivering the financial performance our clients enjoy. This enables us to stay close to client needs and constantly upgrade our offerings in order to continuously improve the effectiveness of our overall service. These elements ensure we can identify and influence critical practice workflow steps to maximize billing performance and deliver improved financial outcomes for our physician clients.

•	Critical mass and access to superior scale and capabilities. We believe that our service site in Watertown, Massachusetts is the largest single-site operation in the United States for physician back-office operations. Our platform was designed and constructed to enable us to assume full responsibility for the completion of automated and manual tasks in the revenue and clinical workflow cycles, while providing critical tools and knowledge to effectively assist clients in completing those tasks that must be done on-site in the physician practice. By taking on the administrative effort associated with revenue and clinical workflow, we free our clients from the burden of performing these laborious tasks in a time-consuming and expensive manner with insufficient scale to operate effectively. As a result of our substantial infrastructure, we can apply a broad array of resources (from athenahealth, our clients and our off-shore partners) to cost-effectively address the myriad of discrete tasks within the revenue and clinical workflow cycles. This approach allows us to deliver resources, expertise and performance superior to what any individual physician practice could achieve on its own.

Our Strategy

Our mission is to be the most trusted and effective provider of business services for physician practices. Key elements of our strategy include:

•	Remaining intensely focused on our clients’ success. Our business model aligns our goals with our clients’ goals and provides an incentive for us to continually improve the performance of our clients. We believe that this approach enables us to maintain client loyalty, to enhance our reputation and to improve the quality of our solutions. For instance, we collaborate closely with our clients to identify the resources required to efficiently manage each critical step in the revenue and clinical cycle workflow so that they fully realize the intended benefits of our solutions. We also provide benchmarking against physician practices as measured by size, geography and specialty which enables clients to measure their results against and learn from their peers.

•	Maintaining and growing our payer rules database. An important component of increasing value to our clients is that we continue to develop our centralized payer rules database, athenaRules, based on experience gained each day across our network of clients. This allows all of our clients to benefit from our more than 40 full-time equivalent staff focused on finding, researching, documenting and implementing new payer rules. Our rules engine development work increases the percentage of transactions that are successfully executed on the first attempt and reduces the time to resolution after claims or other transactions are submitted. Over 100 new rules on average are added to our rules engine each month and approximately 50% of the rules triggered each month were added within the previous six months. We intend to maintain a work environment that fosters creativity and innovation so that we can continue to attract and retain the type of employees needed to find, research, document and implement new payer rules. Additionally, we will discover and implement even more rules as new clients connect to our rules engine.

•	Attracting new clients. We estimate that our current athenaCollector client base represents less than 2% of the U.S. addressable market for revenue cycle management. We expect to continue with current and expanded sales and marketing efforts to address our market opportunity by aggressively seeking new clients. We believe that our internet-based business services provide significant value for physician offices of any size, from small practices (one to three physicians) to larger practices (greater than 26 physicians). We have steadily increased and plan to continue to increase the number of direct sales professionals we employ, and we intend to develop additional distribution channels for our services. For example, we have developed a remote sales and implementation model (web and phone only), which creates a distinct advantage in the small practice segment, which we define as offices with fewer than four physicians.

•	Increasing revenue per client by adding new service offerings. We have only recently begun to offer our athenaClinicals service, which we combined with athenaCollector for sale to prospective clients. Given the recent advances in the overall EMR market and recent regulatory changes, we expect that many of our current and future clients will be making purchasing decisions based in part on EMR functionality. Our recent certification by the Certification Commission for Healthcare Information Technology, or CCHIT, an independent, industry-recognized accreditation organization created to certify EMR applications, for the software component of athenaClinicals provides further opportunity for it to be combined with athenaCollector for sale to prospective new clients. In the future, we plan to offer athenaClinicals as a stand-alone option. We are developing additional services to address other administrative tasks within the physician office that create opportunities to leverage our healthcare domain knowledge and create increased revenue opportunity from our existing clients. These additional services will focus on managing patient communications with the physician office such as scheduling appointments, accessing lab results and refilling prescriptions. Consistent with our other offerings, we intend to deliver these services on an ongoing basis for a percentage of collections. Like our other services, this new service would be delivered through use of the athenaNet platform, through use of the athenaRules database of payer rules and through our integrated service operations.

•	Expanding operating margins by reducing the costs of providing our services. We believe we can increase our operating margins as we increase the scalability of our service operations. Our integrated operations enable us to deploy the most efficient resources to lower the cost of providing specific discrete tasks at each step of the revenue and clinical cycles workflow. To do this, we will make targeted investments that are likely to include additional and geographically diverse datacenter capacity, an additional service center location in the United States, enhanced use of off-shore capacity for processing work and increased capability in our off-shore software development center. As we add new service offerings, these offerings will also utilize our current capabilities, ultimately further reducing the cost of providing our services to our clients.

Our Services

athenahealth is a provider of internet-based business services for physician practices. Our service offerings are based on our proprietary web-based software, a continually updated database of payer rules and integrated back-office service operations. Our services are designed to help our clients achieve faster reimbursement from payers, reduce error rates, increase collections, lower operating costs, improve operational workflow controls and more efficiently manage clinical and billing information.

athenaCollector

Our principal offering, athenaCollector, is our revenue cycle management service that automates and manages billing-related functions for physician practices, and includes a practice management platform. athenaCollector assists our physician clients with the proper handling of claims and billing processes to help submit claims quickly and efficiently.

Software (athenaNet)

Through athenaNet, athenaCollector utilizes the Internet to connect physician practices to our rules engine and service operations team. In its 2007 year-end “Best in KLAS” survey, KLAS Enterprises, LLC, a healthcare information technology industry research firm, rated athenaNet No. 5 in the Ambulatory and Billing Scheduling category for practice groups with one to five physicians, No. 2 in the Ambulatory and Billing Scheduling category for practice groups with six to 25 physicians and No. 1 in the Ambulatory and Billing

Scheduling category for practice groups with 25 to 100 physicians. athenaNet has been ranked the top five in each of these categories in each annual Best in KLAS ranking since 2004, and has received No. 1 rankings in certain categories in some of those years. It includes a workflow dashboard used by our clients and our services team to track in real-time claims requiring edits before they are sent to the payer, claims requiring work that have come back from the payer unpaid and claims that are being held up due to administrative steps required by the individual client. This internet-native functionality provides our clients with the benefits of our database of payer rules as it is updated and enables them to interact with our services team to efficiently monitor workflows. The internet-based architecture of athenaNet allows each transaction to be available to our centralized rules engine so that mistakes can be corrected quickly across all of our clients.

Knowledge (athenaRules)

Physician practices route all of their electronic and paper payer communications to us, which we then process using athenaRules and our significant understanding of payer rules to achieve faster reimbursement rates and improve practice revenue. Our proprietary database of payer knowledge has been constructed based on over seven years of experience in dealing with physician workflow in hundreds of physician practices with medical claims from tens of thousands of health benefit plans. The core focus of the database is on the payer rules which are the key drivers of claim payment and denials. Understanding denials allows us to construct rules to avoid future denials across our entire client base resulting in increased automation of our workflow processes. Over 100 new rules on average are added to our rules engine each month and approximately 50% of the rules triggered each month were added within the previous six months. athenaRules has been designed to interact seamlessly with athenaNet in the medical office workflow and in our service operations. As of the end of 2007, we dedicated more than 40 full-time equivalents cross functionally to the process of analyzing denials and developing and adding new rules to the database.

Work (athenahealth Service Operations)

Our athenahealth service operations provides the service teams that collaborate with client staff to achieve successful outcomes or payment transactions. Our services operations consists of both the highly healthcare knowledgeable staff and technological infrastructure required to execute the key steps associated with proper handling of physician claims and clinical data management. It is comprised of nearly 400 people on our service teams in the United States and approximately 700 people at our off-shore partners who interact with physicians at all of the key steps in the revenue cycle including:

•	coordinating with payers to ensure that client providers are properly set-up for billing;

•	checking the eligibility of scheduled patients electronically;

•	submitting claims to payers directly or through intermediaries, whether electronic or via printed claim forms;

•	obtaining confirmation of claim receipt from the payer either electronically or through phone calls;

•	receiving and processing checks and remittance information from payers and documenting the result of payers’ responses;

•	evaluating denied claims and determining the best approach to appealing and/or resubmitting claims to obtain payment;

•	billing patients for balances that are due;

•	compiling and delivering management reporting about the performance of clients at both the account level and the provider level;

•	transmitting key clinical data in the revenue cycle workflow to eliminate the need for code re-entry and providing all key data elements required to achieve maximum appropriate reimbursement; and

•	providing proactive and responsive client support to manage issues, address questions, identify training needs and communicate trends.

athenaClinicals

Our most recent offering, athenaClinicals, is our clinical cycle management service which automates and manages medical record management-related functions for physician practices, and includes an EMR platform. It assists medical groups with the proper handling of physician orders and related inbound and outbound communications to ensure that orders are carried out quickly and accurately and to provide an up-to-date and accurate online patient clinical record. athenaClinicals is designed to improve clinical administrative workflow, the software component of that recently received CCHIT certification.

Software (athenaNet)

Through athenaNet, athenaClinicals displays key clinical measures by office location related to the drivers of high quality and efficient care delivery on a workflow dashboard, including lab results requiring review, patient referral requests, prescription requests and family history of previous exams. Similar to its functionality within athenaCollector, athenaNet provides comprehensive reporting on a range of clinical results, including distribution of different procedure codes (leveling), incidence of different diagnoses, timeliness of turnaround by lab companies and other intermediaries and other key performance indicators.

Knowledge (athenaRules)

Clinical data must be captured according to the requirements and incentives of different payers and plans. Clinical intermediaries such as laboratories and pharmacy networks require specific formats and data elements as well. athenaRules can access medication formularies, identify potential medication errors such as drug-to-drug interactions or allergy reactions and identify the specific clinical activities that are required to adhere to pay-for-performance programs, which can add incremental revenue to the physician practice.

Work (athenahealth Service Operations)

athenaClinicals provides the additional functionality that medical groups expect from an EMR to help them complete the key processes that affect the clinical care record related to patient care including:

•	identifying available P4P programs, incentives and enrollment requirements;

•	entering data about patient encounters as they happen for general exams (well visits) as well as problem-focused visits (sick exams);

•	delivering outbound physician orders such as prescriptions and lab requisitions; and

•	capturing, classifying and presenting inbound documentation electronically or via fax such as lab results.

Sales and Marketing

We have developed a sales and marketing capability aimed at expanding our network of physician clients, and expect to expand these efforts in the future. We have a significant direct sales effort which we augment through our indirect channel relationships.

Direct Sales

As of September 30, 2007, we employed a direct sales and sales support force of 55 employees. Of these employees, 46 were sales professionals. Because of our ongoing service relationship with clients we conduct a consultative sales process. This process includes understanding the needs of perspective clients, developing service proposals and negotiating contracts to enable the commencement of services. Of this sales force, 31 members of our sales force are dedicated to physician practices with four or more physicians and 15 members of our sales force are dedicated to physician practices with one to three physicians. Our sales force is supported by nine personnel in our sales and marketing organizations that provide specialized support for promotional and selling efforts.

Channel Partners

In addition to our employed sales force, we maintain business relationships with individuals and organizations that promote or support our sales or services within specific industries of geographic regions, which we refer to as channels. We refer to these individuals and organizations as our channel partners. These relationships usually involve agreements that compensate channel partners for providing us sales lead information that result in sales. These channel partners usually do not make sales but instead provide us with leads that we use to develop new business through our direct sales force. In 2006, channel-based leads were associated with approximately half of our new business. Other channel relationships permit third parties to act as value-added resellers or as independent sales representatives for our services. Our channel relationships include state medical societies, Healthcare Information Technology product companies, healthcare product distribution companies and consulting firms. Examples of these types of channel relationships include:

•	the Ohio State Medical Society;

•	Eclipsys Corporation; and

•	WorldMed Shared Services, Inc. (d/b/a PSS World Medical Shares Services, Inc.), or PSS.

In May 2007, we entered into a marketing and sales agreement with PSS for the marketing and sale of athenaClinicals and athenaCollector. The agreement has an initial term of three years and may be terminated by either party for cause or convenience. Under the terms of the agreement, we will pay PSS sales commissions based upon the estimated contract value of orders placed with PSS, which will be adjusted 15 months after the date the service begins for a client to reflect actual revenue received by us from clients. Subsequent commissions will be based upon a specified percentage of actual revenue generated from orders placed with PSS. We will be responsible for funding $300,000 toward the establishment of an incentive plan for the PSS sales representatives during the first twelve months of the agreement, as well as co-sponsoring training sessions for PSS sales representatives and conducting on-line education for PSS sales representatives.

Under the terms of the agreement, no later than June 2009, revenue cycle services or software from athenahealth will be the exclusive revenue cycle solution distributed by PSS, and from and after the date that clinical cycle services and software from athenahealth has been CCHIT certified and is generally commercially released as a stand-alone service, such services and software will be the exclusive clinical cycle solution marketed and sold by PSS. Additionally, the terms of the agreement prohibit us from entering into a similar agreement with any business that has, as its primary source of revenue, revenue from the business of distributing medical and surgical supplies to the physician ambulatory care market in the United States. None of our existing channel relationships are affected by our exclusive arrangement with PSS, and while our agreement with PSS precludes us from entering into similar arrangements with other distributors of medical and surgical supplies to the physician ambulatory care market in the United States, we believe PSS is of sufficient size so as to offer us a compelling opportunity to market our services to prospective clients that would otherwise be difficult for us to reach. According to PSS, they have the largest medical and surgical supplies sales force in the United States, consisting of more than 700 sales consultants who distribute medical supplies and equipment to more than 100,000 offices in all 50 states.

Marketing Initiatives

Since our service model is new to most physicians, our marketing and sales objectives are designed to increase awareness of our company, establish the benefits of our service model and build credibility with prospective clients, so that they will view our company as a trustworthy long-term service provider. To effect this strategy, we have designed and implemented specific activities and programs aimed at converting leads to new clients.

In June 2006, we introduced our annual PayerView rankings in order to provide an industry-unique framework to systematically address what we believe is unnecessary administrative complexity existing between payers and providers. PayerView is designed to look at payers’ performance based on a number of categories, which combine to provide an overall ranking aimed at quantifying the “ease of doing business with the payer.” All data used for the rankings come from actual claims performance data of our clients and depict our experience in dealing with individual payers across the nation. The rankings include national payers with at least 120,000 charge lines of data and regional payers with a minimum of 20,000 charge lines.

Our marketing initiatives are generally targeted towards specific segments of physician practices. These marketing programs primarily consist of:

•	sponsoring pay-per-click search advertising and other internet-focused awareness building efforts (such as online videos and webinars);

•	engaging in public relations activities aimed at generating media coverage;

•	participating in industry-focused trade shows;

•	disseminating targeted mail and phone calls to physician practices; and

•	conducting informational meetings (such as town-hall style meetings or strategic retreats with targeted potential clients at an event called the “athenahealth Institute”).

Technology, Development and Operations

We currently operate data centers in Waltham, Massachusetts and in Bedford, Massachusetts. We operate an application in a separate data center located in Chicago, Illinois, which we call athenaNet EmergencyEdition, which provides our clients access to their critical data and functionality in the event of a failure at our primary data centers. Our data centers are maintained and supported by third-parties at their dedicated locations. In addition, in 2007 we signed a disaster recovery contract with a major provider of these services, so that in the event of a total disaster at our primary data centers, we could become operational in an acceptable timeframe at a back-up location. The services provided by our data center and disaster recovery service providers are generally commercially available at comparable rates from other service providers. Our corporate technology support is augmented by a third-party service provider in New Brunswick, Canada.

On November 28, 2007, we entered into a purchase and sale agreement with a wholly-owned subsidiary of Bank of America Corporation for the purchase of a complex of buildings, including approximately 133,000 square feet of office space, on approximately 53 acres of land located in Belfast, Maine, for a total purchase price of $6.1 million. The purchase is expected to close in the first quarter of 2008, subject to customary closing conditions, including the completion of our due diligence. We intend to utilize this facility as a second operational service site, and to lease a small portion of the space to commercial tenants.

Our mission-critical business application is hosted by us and accessed by clients using high-speed Internet connections or private network connections. We have devoted significant resources to producing software and related application and data center services that meet the functionality and performance expectations of clients. We use commercially available hardware and a combination of proprietary and commercially available software to provide our service. These software licenses are generally available on commercially reasonable terms. The design of our application and database servers is modular and scaleable in that as new clients are added we add additional capacity as necessary. We refer to this as a “horizontal scaling architecture,” which means that hardware to support new clients is added alongside existing clients’ hardware and does not directly affect those clients.

We devote significant resources to innovation. We execute six to eight releases of new software functionality to our clients each year. We deploy a rigorous application development methodology so that each software release is properly designed, built, tested and rolled out. Our clients all operate on the same version of our software. Our software development activities involve more than 51 technologists employed by us in the United States as of September 30, 2007. We complement this team’s work with software development services from a third-party technology development provider in Pune, India and with our own direct employees at our development center operated through our wholly-owned subsidiary located in Chennai, India. As of September 30, 2007, we employed 21 people in our direct subsidiary, and in the first nine months of 2007 this entity represented approximately 0.9% of our total operating expense. In addition to our core software development activities, we dedicate more than 40 full-time equivalent staff across the company to our ongoing development and maintenance of the athenaRules database. Over 100 new rules on average are added to our rules engine each month and approximately 50% of the rules triggered each month were added within the previous six months. We also employ process innovation specialists and product management personnel, who work continually on improvements to our service operations processes and our service design, respectively.

Once our clients are live on our service, we collaborate with them to generate strong business results. We employed nearly 400 people in our service operations dedicated to providing these services to our clients as of September 30, 2007. These employees assist our clients at each critical step in the revenue cycle and clinical cycle workflow process including, insurance benefits packaging, insurance eligibility, claims submission, claims tracking, remittance posting, denials management, payment processing, formatting of lab requisitions, submission of lab requisitions, monitoring and classification of all inbound faxes. Additionally we use third-parties for data entry, data matching, data characterization and outbound telephone services. Currently, we have contracted for these services with Vision Healthsource, a subsidiary of Perot Systems Corporation, through which approximately 700 people provide data entry and other services from facilities located in India and the Philippines to support our client service operations. These services are generally commercially available at comparable rates from other service providers.

During eleven months ended November 30, 2007, athenahealth:

•	posted over $2.5 billion in physician payments;

•	processed over 20 million medical claims;

•	handled over 41 million charge postings; and

•	sorted approximately 15 million pages of paper which amounted to approximately 150,000 pounds of mail.

We depend on satisfied clients to succeed. Our client contracts require minimum commitments by us on a range of tasks, including claims submission, payment posting, claims tracking and claims denial management. We also commit to our clients that athenaNet is accessible 99.7% of the time, excluding scheduled maintenance windows. Each quarter, our management conducts a survey of clients to identify client concerns and track progress against client satisfaction objectives. In our most recent survey, 87% of the respondents reported that they would recommend our services to a trusted friend or colleague.

In addition to the services described above, we also provide client support services. There are several client service support activities that take place on a regular basis, including the following:

•	client support by the client services center designed to address client questions and concerns rapidly, whether registered via a phone call or via an online support case through our customized use of customer relationship management technology;

•	account performance and issue resolution activities by the account management organization, designed to address open issues and focus clients on the financial results of the co-sourcing relationship; these efforts also are intended to result in client retention, appropriate adjustments to service pricing at renewal dates and provision of incremental services when appropriate; and

•	relationship management by regional leaders of the client services organization to ensure that decision-makers at clients are satisfied and that regional performance is managed proactively with regard to client satisfaction, client margins, client retention, renewal pricing and added services.

Competition

We have experienced, and expect to continue to experience intense competition from a number of companies. Our primary competition is the use of locally installed software to manage revenue and clinical cycle workflow within the physician’s office. Software companies that sell practice management and EMR software and medical billing and collection organizations include GE Healthcare, Sage Software Healthcare, Inc., Misys Healthcare Systems, Allscripts Healthcare Solutions, Inc., Siemens Medical Solutions USA, Inc. and Quality Systems, Inc. As a service company that provides revenue cycle services, we also compete against large billing companies such as McKesson Corp., Medical Management Professions, a division of CBIZ, Inc., and regional billing companies.

The principal competitive factors in our industry include:

•	ability to quickly adapt to increasing complexity of the healthcare reimbursement system;

•	size and scope of payer rules knowledge;

•	ease of use and rates of user adoption;

•	product functionality;

•	performance, security, scalability and reliability of service;

•	sale and marketing capabilities of vendor; and

•	financial stability of the vendor.

We believe that we compete favorably with our competitors on the basis of these factors. However, many of our competitors and potential competitors have significantly greater financial, technological and other resources and name recognition than we do and more established distribution networks and relationships with healthcare providers. As a result, many of these companies may respond more quickly to new or emerging technologies and standards and changes in customer requirements. These companies may be able to invest more resources in research and development, strategic acquisitions, sales and marketing, patent prosecution and litigation and finance capital equipment acquisitions for their customers.

Government Regulation

Although we generally do not contract with U.S. government entities, the services that we provide are subject to a complex array of federal and state laws and regulations, including regulation by the Centers for Medicare and Medicaid Services, or CMS, of the U.S. Department of Health and Human Services, as well as additional regulation.

Government Regulation of Health Information

Privacy and Security Regulations.  The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it (collectively “HIPAA”) contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. These are embodied in the Privacy Rule and Security Rule portions of HIPAA. The HIPAA Privacy Rule prohibits a covered entity from using or disclosing an individual’s protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under the Privacy Rule. The Privacy Rule imposes a complex system of requirements on covered entities for complying with this basic standard. Under the HIPAA Security Rule, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf.

The HIPAA Privacy and Security Rules apply directly to covered entities, such as healthcare providers who engage in HIPAA-defined standard electronic transactions, health plans and healthcare clearinghouses. Because we translate electronic transactions to and from the HIPAA-prescribed electronic forms and other forms, we are a clearinghouse and as such are a covered entity. In addition, our clients are also covered entities. In order to provide clients with services that involve the use or disclosure of protected health information, the HIPAA Privacy and Security Rules require us to enter into business associate agreements with our clients. Such agreements must, among other things, provide adequate written assurances:

•	as to how we will use and disclose the protected health information;

•	that we will implement reasonable administrative, physical and technical safeguards to protect such information from misuse;

•	that we will enter into similar agreements with our agents and subcontractors that have access to the information;

•	that we will report security incidents and other inappropriate uses or disclosures of the information; and

•	that we will assist the covered entity with certain of its duties under the Privacy Rule.

State Laws.  In addition to the HIPAA Privacy and Security Rules, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we must comply with them.

Transaction Requirements.  In addition to the Privacy and Security Rules, HIPAA also requires that certain electronic transactions related to health care billing be conducted using prescribed electronic formats. For example, claims for reimbursement that are transmitted electronically to payers must comply with specific formatting standards, and these standards apply whether the payer is a government or a private entity. As a covered entity subject to HIPAA, we must meet these requirements, and moreover, we must structure and provide our services in a way that supports our clients’ HIPAA compliance obligations.

Government Regulation of Reimbursement

Our clients are subject to regulation by a number of governmental agencies, including those that administer the Medicare and Medicaid programs. Accordingly, our clients are sensitive to legislative and regulatory changes in, and limitations on, the government healthcare programs and changes in reimbursement policies, processes and payment rates. During recent years, there have been numerous federal legislative and administrative actions that have affected government programs, including adjustments that have reduced or increased payments to physicians and other healthcare providers and adjustments that have affected the complexity of our work. For example, Medicare reimbursement was, for a period of time in 2006, reduced with respect to portions of the physician payment fee schedule. The federal government subsequently rescinded reduction and decided to pay physicians the amount of the reduction that had been applied to claims already processed under the reduced payment fee schedule. To collect these payments for our clients, we re-submitted claims that had previously been processed. This process required substantial unanticipated processing work by us, and the additional payments for re-submitted claims were sometimes very small. It is possible that the federal or state governments will implement future reductions, increases or changes in reimbursement under government programs that adversely affect our client base or our cost of providing our services. Any such changes could adversely affect our own financial condition by reducing the reimbursement rates of our clients.

Fraud and Abuse

A number of federal and state laws, loosely referred to as fraud and abuse laws, are used to prosecute healthcare providers, physicians and others that make, offer, seek or receive referrals or payments for products or services that may be paid for through any federal or state healthcare program and in some instances any private program. Given the breadth of these laws and regulations, they are potentially applicable to our business, to the transactions which we undertake on behalf of our clients and to the financial arrangements through which we market, sell and distribute our products. These laws and regulations include:

Anti-kickback Laws.  There are numerous federal and state laws that govern patient referrals, physician financial relationships, and inducements to healthcare providers and patients. The federal healthcare programs’ anti-kickback law prohibits any person or entity from offering, paying, soliciting, or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Courts have construed this anti-kickback law to mean that a financial arrangement may violate this law if any one of the purposes of one of the arrangements is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. There are several limited exclusions known as safe harbors that may protect some arrangements from enforcement penalties. These safe harbors have very limited application. Penalties for federal anti-kickback violations are severe, and include imprisonment, criminal fines, civil money penalties with triple damages and exclusion from participation in federal healthcare programs. Many states have similar anti-kickback laws, some of which are not limited to items or services for which payment is made by government healthcare programs.

False or Fraudulent Claim Laws.  There are numerous federal and state laws that forbid submission of false information or the failure to disclose information in connection with the submission and payment of physician claims for reimbursement. In some cases, these laws also forbid abuse of existing systems for such submission and payment, for example, by systematic over treatment or duplicate billing of the same services to collect increased or duplicate payments. These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. For example, one federal false claim law forbids knowing submission to government programs of false claims for reimbursement for medical items or services. Under this law, knowledge may consist of willful ignorance or reckless disregard of falsity. How these concepts apply to a services such as ours that rely substantially on automated processes, has not been well defined in the regulations or relevant case law. As a result, our errors with respect to the formatting, preparation or transmission of such claims and any mishandling by us of claims information that is supplied by our clients or other third parties may be determined to or may be alleged to involve willful ignorance or reckless disregard of any falsity that is later determined to exist.

In most cases where we are permitted to do so, we charge our clients a percentage of the collections that they receive as a result of our services. To the extent that liability under fraud and abuse laws and regulations requires intent, it may be alleged that this percentage calculation provides us or our employees with incentive to commit or overlook fraud or abuse in connection with submission and payment of reimbursement claims. The Centers for Medicare and Medicaid Services has stated that it is concerned that percentage-based billing services may encourage billing companies to commit or to overlook fraudulent or abusive practices.

Stark Law and similar state laws.  The Ethics in Patient Referrals Act, known as the Stark Law, prohibits certain types of referral arrangements between physicians and healthcare entities. Physicians are prohibited from referring patients for certain designated health services reimbursed under federally-funded programs to entities with which they or their immediate family members have a financial relationship or an ownership interest, unless such referrals fall within a specific exception. Violations of the statute can result in civil monetary penalties and/or exclusion from the Medicare and Medicaid programs. Furthermore, reimbursement claims for care rendered under forbidden referrals may be deemed false or fraudulent, resulting in liability under other fraud and abuse laws.

Laws in many states similarly forbid billing based on referrals between individuals and/or entities that have various financial, ownership or other business relationships. These laws vary widely from state to state.

Corporate Practice of Medicine Laws, Fee-Splitting Laws and Anti-Assignment Laws

In many states, there are laws that forbid non-licensed practitioners from practicing medicine, that prevent corporations from being licensed as practitioners and that forbid licensed medical practitioners from practicing medicine in partnership with non-physicians, such as business corporations. In some states, these prohibitions take the form of laws or regulations forbidding the splitting of physician fees with non-physicians or others. In some cases, these laws have been interpreted to prevent business service providers from charging their physician clients on the basis of a percentage of collections or charges.

There are also federal and state laws that forbid or limit assignment of claims for reimbursement from government funded programs. Some of these laws limit the manner in which business service companies may handle payments for such claims and prevent such companies from charging their physician clients on the basis of a percentage of collections or charges. In particular, the Medicare program specifically requires that billing agents who receive Medicare payments on behalf of medical care providers must meet the following requirements:

•	the agent must receive the payment under an agreement between the provider and the agent;

•	the agent’s compensation may not be related in any way to the dollar amount billed or collected;

•	the agent’s compensation may not depend upon the actual collection of payment;

•	the agent must act under payment disposition instructions, which the provider may modify or revoke at any time; and

•	in receiving the payment, the agent must act only on behalf of the provider, except insofar as the agent uses part of that payment to compensate the agent for the agent’s billing and collection services.

Medicaid regulations similarly provide that payments may be received by billing agents in the name of their clients without violating anti-assignment requirements if payment to the agent is related to the cost of the billing service, not related on a percentage basis to the amount billed or collected and not dependant on collection of payment.

Electronic Prescribing Laws

States have differing prescription format and signature requirements. Many existing laws and regulations, when enacted, did not anticipate the methods of e-commerce now being developed. While federal law and the laws of many states permit the electronic transmission of prescription orders, the laws of several states neither specifically permit nor specifically prohibit the practice. Given the rapid growth of electronic transactions in healthcare and the growth of the Internet, we expect the remaining states to directly address the electronic transmission of prescription orders with regulation in the near future. In addition, on November 7, 2005, the Department of Health and Human Services published its final E-Prescribing and the Prescription Drug Program regulations (E-Prescribing Regulations). These regulations are required by the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA) and became effective beginning on January 1, 2006. The E-Prescribing Regulations consist of detailed standards and requirements, in addition to the HIPAA standards discussed previously, for prescription and other information transmitted electronically in connection with a drug benefit covered by the MMA’s Prescription Drug Benefit. These standards cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility and benefits inquiries and drug formulary and benefit coverage information. The standards apply to prescription drug plans participating in the MMA’s Prescription Drug Benefit. Aspects of our services are affected by such regulation, as our clients need to comply with these requirements.

Electronic Health Records Certification Requirements

The federal Office of the National Coordinator for Health Information Technology, or ONCHIT, is responsible for promoting the use of interoperable electronic health records, or EHRs, and systems. ONCHIT has introduced a strategic framework and has awarded contracts to advance a national health information network and interoperable EHRs. One project within this framework is a “voluntary” private sector based certification commission, CCHIT, to certify electronic health record systems as meeting minimum functional and interoperability requirements. The certification commission has begun and our clinical application functionality is certified by CCHIT under its 2006 criteria. It is possible that such certification may become a requirement for selling clinical systems in the future, and CCHIT’s certification requirement may change substantially. While we believe our system is well designed in terms of function and interoperability, we cannot be certain that it will meet future requirements.

United States Food and Drug Administration

The FDA has promulgated a draft policy for the regulation of computer software products as medical devices under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act, or FDCA. If our computer software functionality is a medical device under the policy, we could be subject to the FDA requirements discussed below. Although it is not possible to anticipate the final form of the FDA’s policy with regard to computer software, we expect that the FDA is likely to become increasingly active in regulating computer software intended for use in healthcare settings regardless of whether the draft is finalized or changed.

Medical devices are subject to extensive regulation by the FDA under the FDCA. Under the FDCA, medical devices include any instrument, apparatus, machine, contrivance or other similar or related articles that is intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease. FDA regulations govern among other things, product development, testing, manufacture, packaging, labeling, storage, clearance or approval, advertising and promotion, sales and distribution and import and export. FDA requirements with respect to devices that are determined to pose lesser risk to the public include:

•	establishment registration and device listing with FDA;

•	the Quality System Regulation, or QSR, which requires manufacturers, including third-party or contract manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of manufacturing;

•	labeling regulations and FDA prohibitions against the advertising and promotion of products for uncleared, unapproved off-label uses and other requirements related to advertising and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Non-compliance with applicable FDA requirements can result in, among other things, public warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us from entering into government contracts and criminal prosecutions. The FDA also has the authority to request repair, replacement or refund of the cost of any device.

Foreign Regulations

Our subsidiary in Chennai, India is subject to additional regulations by the Government of India, as well as its subdivisions. These include Indian federal and local corporation requirements, restrictions on exchange of funds, employment-related laws and qualification for tax status.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology, databases and our brand. Despite these reliances, we believe the following factors are more essential to establishing and maintaining a competitive advantage:

•	the statistical and technological skills of our service operations team;

•	the healthcare domain expertise and payer rules knowledge of our service operations team;

•	real-time connectivity of our solutions;

•	continued expansion of our proprietary rules engine; and

•	continued focus on the improved financial results of our clients.

We have filed six patent applications related to the technology and workflow processes underlying our core service offerings such as our athenaNet Rules Engine. Our first patent application describes and documents our unique patient workflow process, including the athenaNet Rules Engine which applies proprietary rules to practice and payer inputs on a live, ongoing basis to produce cleaner health care claims which can be adjudicated more quickly and efficiently. This patent application was filed in August 2001. We have received a final office action from the U.S. Patent and Trademark Office, or USPTO, rejecting this application. In response, we have filed a request for continued examination and have submitted a response and revised claims. Five subsequent patent applications which describe and document other unique aspects of our functionality and workflow processes were filed during calendar year 2006 and are currently pending before the USPTO. None of them have received any office actions from the USPTO.

We also rely on a combination of registered and unregistered trademarks to protect our brands. athenahealth, athenaNet and the athenahealth logo are our registered trademarks of athenahealth and athenaCollector, athenaClinicals, athenaEnterprise and athenaRules are trademarks of athenahealth.

We have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our employee agreements also require relevant employees to assign to us all rights to any inventions made or conceived during their employment with us. In addition, we have a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements. Our agreements with clients include confidentiality and non-disclosure provisions.

Employees

As of September 30, 2007, we had 578 U.S. employees, including 376 in service operations, 69 in sales and marketing, 58 in research and development and 75 in general and administrative functions. In addition, as of that date, we had 21 employees, located in Chennai, India, who were employed by our 100% directly owned subsidiary, Athena Net India Pvt., including two in service operations, five in research and development and three in client general and administrative functions. We believe that we have good relationships with our employees. None of our employees is subject to collective bargaining agreements or is represented by a union.

Legal Proceedings

We have been sued by Billingnetwork Patent, Inc. in a patent infringement case (Billingnetwork Patent, Inc. v. athenahealth, Inc., Civil Action No. 8:05-CV-205-T-17TGW United States District Court for the Middle District of Florida). The complaint alleges that we have infringed on a patent issued in 2002 entitled “Integrated Internet Facilitated Billing, Data Processing and Communications System” and it seeks an injunction enjoining infringement, treble damages and attorneys’ fees. We have moved to dismiss that case, and arguments on that motion were heard by the court in March 2006. There have been no material proceedings in the matter since that time, and we are currently awaiting further action from the court on the pending motion. We do not believe that this case will have a material adverse effect on our business, financial condition, or operating results.

From time to time, in the ordinary course of business, we have been threatened with litigation by employees, former employees, clients or former clients.

Facilities

We do not own any real property. We lease our existing facilities. Our primary location is 311 Arsenal Street in Watertown, Massachusetts, where we lease 133,616 square feet, which is under lease until July 1, 2015. We also lease 11,146 square feet in Chennai, India through our direct subsidiary, Athena Net India Pvt. Ltd., which is leased through November 5, 2014. Our servers are housed at our headquarters and also in data centers in Bedford, Massachusetts, in Waltham, Massachusetts, and in Chicago, Illinois.

On November 28, 2007, we entered into a purchase and sale agreement with a wholly-owned subsidiary of Bank of America Corporation for the purchase of a complex of buildings, including approximately 133,000 square feet of office space, on approximately 53 acres of land located in Belfast, Maine, for a total purchase price of $6.1 million. The purchase is expected to close in the first quarter of 2008, subject to customary closing conditions, including the completion of our due diligence. We intend to utilize this facility as a second operational service site, and to lease a small portion of the space to commercial tenants.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

Our executive officers, key employees and directors and their respective ages and positions as of January 1, 2008 are as follows:

Name	Age	Position

Jonathan Bush(1)	38	Chief Executive Officer, President and Chairman
James M. MacDonald(1)	51	Executive Vice President and Chief Operating Officer
Carl B. Byers(1)	36	Senior Vice President, Chief Financial Officer and Treasurer
Christopher E. Nolin(1)	55	Senior Vice President, General Counsel and Secretary
Robert L. Cosinuke	46	Senior Vice President, Chief Marketing Officer
Robert M. Hueber(1)	53	Senior Vice President of Sales
Nancy G. Brown(1)	47	Senior Vice President of Business Development and Government Affairs
Leslie Locke	36	Senior Vice President of People and Process
Todd Y. Park	34	Chief Athenista and Director
Ruben J. King-Shaw, Jr.(2)	46	Lead Director
Richard N. Foster(3),(4)	66	Director
Brandon H. Hull(2)	47	Director
John A. Kane(2)	55	Director
Ann H. Lamont(3),(4)	51	Director
James L. Mann(3),(4)	73	Director
Bryan E. Roberts(2)	40	Director

(1)	Executive Officer
(2)	Member of audit committee
(3)	Member of compensation committee
(4)	Member of nominating and corporate governance committee

Jonathan Bush is our Chief Executive Officer, President and Chairman. Mr. Bush co-founded athenahealth in 1997. Prior to joining athenahealth, Mr. Bush served as an EMT for the City of New Orleans, was trained as a medic in the U.S. Army, and worked as a management consultant with Booz Allen & Hamilton. Mr. Bush obtained a Bachelor of Arts in the College of Social Studies from Wesleyan University and an M.B.A. from Harvard Business School.

James M. MacDonald is our Executive Vice President and Chief Operating Officer. Mr. MacDonald joined athenahealth in September of 2006. From 2000 to 2006, Mr. MacDonald was employed by Fidelity Investments, most recently as President of Fidelity Human Resources Services Company; he also served as Chief Information Officer of Fidelity Employer Services Company and as Chief Information Officer of Fidelity Management & Research Company. Prior to his work at Fidelity, Mr. MacDonald was a partner at Computer Sciences Corporation and served as Chief Information Officer for State Street Corporation. Mr. MacDonald obtained a Bachelor of Science in Business Management from the University of Massachusetts Boston (formerly Boston State College).

Carl B. Byers is our Senior Vice President, Chief Financial Officer and Treasurer. Mr. Byers joined athenahealth at its founding in 1997. Prior to joining athenahealth, Mr. Byers served as a management consultant with Booz Allen & Hamilton. Mr. Byers obtained a Bachelor of Arts in the College of Social Studies from Wesleyan University and was a Business Fellow at the University of Chicago’s Graduate School of Business.

Robert L. Cosinuke is our Chief Marketing Officer. Mr. Cosinuke joined athenahealth in January of 2008. Mr. Cosinuke was a co-founder of the Boston Office of Digitas, LLC in 1991. Digitas is a leading interactive and database marketing advertising agency and was acquired by Publicis Group SA in February 2007. From 1991-2006, Mr. Cosinuke was employed by Digitas, most recently as President of Digitas, Boston. He also served as President of Global Capabilities, Digitas. Mr. Cosinuke has a Bachelor of Arts degree from Haverford College, and an M.B.A. from the Harvard Business School.

Christopher E. Nolin is our Senior Vice President, General Counsel and Secretary. Mr. Nolin joined athenahealth in 2001. From 1999 to 2001, Mr. Nolin was a partner at Holland & Knight LLP. Prior to that, Mr. Nolin was a partner at Warner & Stackpole LLP, which he joined in 1979. Mr. Nolin obtained a Bachelor of Arts in Anthropology and a Juris Doctor from Boston University. He is admitted to practice in Massachusetts and is a member of the American Health Lawyers Association and the American Bar Association.

Robert M. Hueber is our Senior Vice President of Sales. Mr. Hueber joined athenahealth in 2002. From 1984 to 2002, Mr. Hueber served IDX Systems Corporation as Vice President and National Director of Sales and most recently as Vice President of Sales for the Enterprise Solutions Division. Prior to joining IDX, Mr. Hueber served as Senior Marketing Representative at Raytheon Data Systems and as a Sales Executive for Exxon Enterprises. Mr. Hueber obtained a Bachelor of Science in Marketing from Northeastern University.

Nancy G. Brown is our Senior Vice President of Business Development and Government Affairs. Ms. Brown joined athenahealth in 2004. From 1999 to 2004, Ms. Brown served McKesson Corporation as Senior Vice President. Before McKesson, Ms. Brown was co-founder of Abaton.com, which was acquired by McKesson Corp. Prior to that, Ms. Brown worked for Harvard Community Health Plan in various senior management roles over a five year period. Ms. Brown obtained a Bachelor of Science from the University of New Hampshire and an M.B.A. from Northeastern University.

Leslie Locke is our SVP, People and Process. Ms. Locke has served in several capacities since joining athenahealth in 1998, including operational and product roles. Prior to joining athenahealth, Ms. Locke held various roles in integrated delivery systems operations at Lovelace Health Systems, a provider of health care services. Ms. Locke obtained a Bachelors of Arts from Colorado College and a Masters in Heath Administration from Washington University.

Todd Y. Park is our Chief Athenista and a Director. Mr. Park co-founded athenahealth in 1997. As Chief Athenista, Mr. Park will focus on the long term corporate strategy of the Company. Mr. Park has served in various capacities prior to becoming Chief Athenista, most recently serving as our Executive Vice President and Chief Development Officer since February 2004. Prior to joining athenahealth, Mr. Park served as a management consultant with Booz Allen & Hamilton. Mr. Park obtained a Bachelor of Arts in Economics from Harvard University.

Ruben J. King-Shaw, Jr. has served as a member of our Board of Directors since 2005 and was named Lead Director in 2007. Mr. King-Shaw is the Chairman and CEO of Mansa Equity Partners, Inc., which he founded in 2005. From January 2003 to August 2003, Mr. King-Shaw served as Senior Advisor to the Secretary of the Department of the Treasury. From July 2001 to April 2003, Mr. King-Shaw served as Deputy Administrator and Chief Operating Officer of the U.S. Department of Health and Human Services’ Centers for Medicare and Medicaid Services (CMS). From January 1999 to July 2001, Mr. King-Shaw served as Secretary of the Florida Agency for Health Care Administration. Before that, Mr. King-Shaw was the Chief Operating Officer of Neighborhood Health Partnership, Inc. and the Executive Director of the JMH Health Plan. Mr. King-Shaw serves on numerous boards of directors, including the Scripps Florida Corporation and WellCare Health Plans, Inc., a leading provider of government sponsored healthcare programs. He is also a Trustee of the University of Massachusetts. Mr. King-Shaw obtained a Bachelor of Science in Industrial and Labor Relations from Cornell University, a Master in Health Services Administration from Florida International University and a Master of International Business from the Chapman Graduate School of Business and the Center for International Studies in Madrid, Spain.

Richard N. Foster has served as a member of our Board of Directors since 2005. Mr. Foster is the Managing Partner of Millbrook Management Group. Prior to joining Millbrook Management Group in 2004, Mr. Foster served as Director of McKinsey & Company, Inc. During his 31 year tenure with McKinsey & Company which began in 1973, Mr. Foster was elected principal (1977) and later Senior Partner and Director (1982), a position he maintained for 22 years. Before retiring from McKinsey & Company, Mr. Foster served as founder and Managing Director of McKinsey’s private equity practice. He also founded and led McKinsey’s technology and healthcare sectors. Mr. Foster is the author of Innovation: The Attacker’s Advantage (1986) and Creative Destruction (2001). He is a Member of the Board of Directors of Trust Company of the West, Cardax Pharmaceuticals, Memorial Sloan Kettering Institute, the Dean’s Advisory Committee of the Yale School of Medicine, the Council for Aid to Education, and the Council on Foreign Relations. Mr. Foster received his B.S., M.S. and Ph.D. in Engineering and Applied Science from Yale University.

Brandon H. Hull has served as a member of our Board of Directors since 1999. Since October 1997, Mr. Hull has served as General Partner of Cardinal Partners, a venture capital firm that he co-founded that specializes in healthcare and life-sciences investments. From 1991 to 1997, Mr. Hull served as principal of the Edison Venture Fund, another venture capital firm, where he directed Edison’s healthcare investing activities and served on the boards of its healthcare portfolio companies. Mr. Hull serves on the boards of directors of Cardio Optics, Replication Medical, CodeRyte and FluidNet. Mr. Hull obtained his Bachelor of Arts from Wheaton College and his M.B.A. from The Wharton School at the University of Pennsylvania.

John A. Kane has served as a member of our Board of Directors since July 2007. Mr. Kane served as Senior Vice President, Finance and Administration, Chief Financial Officer and Treasurer of IDX Systems Corporation from May 2001 until it was acquired by GE Healthcare in 2006, and as the Vice President, Finance and Administration, Chief Financial Officer and Treasurer of IDX from October 1984, when he joined IDX. While at IDX, Mr. Kane guided the company through more than a dozen acquisitions and at various times, he managed the finance, facilities, legal, human resources and information systems functions for the company. Previous to his employment with IDX, Mr. Kane worked as an audit manager at Ernst & Young LLP, in Boston. Mr. Kane serves as a director of Merchants Bank, Spheris Inc. and several private organizations. Since his retirement from IDX in 2006, Mr. Kane has not been employed on a full-time basis and his principal occupations have consisted of the directorships mentioned in the preceding sentence. He is a certified public accountant and earned a B.S. and Master of Accountancy from Brigham Young University.

Ann H. Lamont has served as a member of our Board of Directors since January 2001. Ms. Lamont has been with Oak Investment Partners since 1982. She became a Managing Partner in 2006 and prior to that served as General Partner from 1986. Ms. Lamont leads the healthcare and financial services information technology teams at Oak Investment Partners. Ms. Lamont previously served as a research associate with Hambrecht & Quist. Ms. Lamont serves on the boards of numerous private companies including CareMedic Systems, Inc., Health Dialog Services Corporation, NetSpend Corporation, Next Page, Inc., Franklin & Seidelmann, LLC, Pay Flex Systems USA, Inc., United BioSource Holding LLC and iHealth Technologies, Inc. Ms. Lamont obtained a Bachelor of Arts in Political Science from Stanford University.

James L. Mann has served as a member of our Board of Directors since 2006. Mr. Mann has served as Chairman of the Board of Directors of SunGard Data Systems Inc. from 1987 to 2005 and as Director from 1983 to 2005 and currently from 2006. Mr. Mann served as SunGard’s Chief Executive Officer from 1986 to 2002, President from 1986 to 2000 and Chief Operating Officer from 1983 to 1985. Since 2002, Mr. Mann has been employed by SunGard in an advisory capacity. Mr. Mann previously served as President and COO of Bradford National Corp. Mr. Mann obtained a Bachelor of Science in Business Administration from Wichita State University.

Bryan E. Roberts has served as a member of our Board of Directors since 1999. Dr. Roberts joined Venrock Associates, a venture capital investment firm, in 1997, served as a General Partner from 2001 to 2006, and is now a Managing General Partner. From 1989 to 1992, Dr. Roberts worked in the Corporate Finance Department of Kidder, Peabody & Co., a brokerage company. Dr. Roberts serves on the Board of Directors of several private companies. He received a Bachelor of Arts from Dartmouth University and a Ph.D. in chemistry and chemical biology from Harvard University.

Board Composition

Our board of directors currently consists of nine members. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our by-laws permit our board of directors to establish by resolution the authorized number of directors, and our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors.

Our directors are divided into three classes serving staggered three-year terms. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. For our current directors, Class I directors’ terms will expire at our 2008 annual stockholders’ meeting, Class II directors’ terms will expire at our 2009 annual stockholders’ meeting and Class III directors’ terms will expire at our 2010 annual stockholders’ meeting. Messrs. Bush, Hull and Roberts are our current Class I directors; Ms. Lamont and Messrs. Mann and Foster are our current Class II directors; and Messrs. Park, Kane and King-Shaw, Jr. are our current Class III directors. Our classified board could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. Generally, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in the majority of the members of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Global Market and Securities and Exchange Commission rules and regulations.

Audit Committee.  Messrs. Kane, King-Shaw, Jr., Hull and Roberts currently serve on the audit committee. Mr. Kane is the chairman of our audit committee and qualifies as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee’s responsibilities include:

•	overseeing our regulatory compliance programs and procedures;

•	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and

•	preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement.

Under the Exchange Act and the rules of the NASDAQ Global Market, the members of our audit committee must be independent, as defined thereunder. Messrs. Roberts and Hull may be deemed to fall outside the non-exclusive safe harbor provision provided by these rules, under which persons that beneficially own 10% or fewer shares of our common stock are presumptively deemed to be independent. Our board of directors has determined that each of Messrs. Roberts and Hull are independent under these rules, notwithstanding this non-exclusive safe harbor.

Compensation Committee.  Messrs. Mann and Foster and Ms. Lamont currently serve on the compensation committee. Mr. Mann is the chairman of our compensation committee. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of all our other officers;

•	overseeing and administering our employment agreements, severance arrangements, compensation, welfare, benefit and pension plans and similar plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

Nominating and Governance Committee.  Messrs. Foster and Mann and Ms. Lamont currently serve on the nominating and governance committee. Mr. Foster is the chairman of our nominating and governance committee. The nominating and governance committee’s responsibilities include:

•	developing and recommending to the board criteria for selecting board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines;

•	conducting appropriate review of all related party transactions; and

•	overseeing the evaluation of the board, its committees and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our Internet site at www.athenahealth.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Executive Officers

Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

EXECUTIVE COMPENSATION

Named Executive Officers

Our named executive officers, or NEOs, include the individuals who served as our chief executive officer and chief financial officer, as well as our three most highly compensated executive officers (other than our chief executive officer and chief financial officer) who served in such capacities during 2007. For 2007, our NEOs were:

•	Jonathan Bush, Chief Executive Officer, President and Chairman;

•	Carl B. Byers, Senior Vice President, Chief Financial Officer and Treasurer;

•	Todd Y. Park, Executive Vice President and Chief Development Officer;

•	Christopher E. Nolin, Senior Vice President, General Counsel and Secretary; and

•	James M. MacDonald, Senior Vice President and Chief Operating Officer.

Effective January 1, 2008, Mr. Park transitioned to the role of Chief Athenista. In connection with his new role, Mr. Park will focus on long-term strategy and will no longer have responsibility for day-to-day management affairs. As such, he is no longer an executive officer.

Compensation Discussion and Analysis

Evolution of Our Compensation Approach

Our compensation approach is necessarily tied to our stage of development as a company. Historically, compensation decisions for our executive officers were approved by our board of directors upon the recommendation of our compensation committee, which in turn relied upon the recommendation of our Chief Executive Officer. As discussed below, in some cases, the recommendation of our Chief Executive Officer was largely discretionary, based on his subjective assessment of the particular executive. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time, we expect to reduce our reliance upon subjective determinations made by our Chief Executive Officer in favor of a more empirically based approach that involves benchmarking the compensation paid to our executive officers against peer companies that we identify and the use of clearly defined, objective targets to determine incentive compensation awards. We may also reduce our executive compensation program’s emphasis on stock options as a long-term incentive component in favor of other forms of equity compensation such as restricted stock awards. Anticipating these changes, beginning in 2007 we engaged a compensation consultant to more proactively assist our compensation committee in continuing to develop our executive compensation program, and in the future we may look to programs implemented by comparable public companies in refining our compensation approach.

Our Executive Compensation Philosophy and Objectives

We have designed our executive compensation program to attract, retain and motivate highly qualified executives and to align their interests with the interests of our stockholders. Our business model is based on our ability to establish long-term relationships with clients and to maintain our strong mission, client focus, entrepreneurial spirit and team orientation. We have sought to create an executive compensation package that balances short-term versus long-term components, cash versus equity elements and fixed versus contingent payments, in ways we believe are most appropriate to motivate senior management and reward them for achieving the following goals:

•	develop a culture that embodies a passion for our business, creative contribution and a drive to achieve established goals and objectives;

•	provide leadership to the organization in such a way as to maximize the results of our business operations;

•	lead us by demonstrating forward thinking in the operation, development and expansion of our business;

•	effectively manage organizational resources to derive the greatest value possible from each dollar invested; and

•	take strategic advantage of the market opportunity to expand and grow our business.

We believe that having a compensation program designed to align executive officers to achieve business results and to reinforce accountability is the cornerstone to successfully implement and achieve our strategic plan. In determining the compensation of our executive officers, we are guided by the following key principles:

•	Competition. Compensation should reflect the competitive marketplace, so we can retain, attract and motivate talented executives.

•	Accountability for Business Performance. Compensation should be tied to financial performance, so that executives are held accountable through their compensation for contributions to the performance of the company as a whole through the performance of the businesses for which they are responsible.

•	Accountability for Individual Performance. Compensation should be tied to the individual’s performance to encourage and reflect individual contributions to our performance. We consider individual performance as well as performance of the businesses and responsibility areas that an individual oversees, and weigh these factors as appropriate in assessing a particular individual’s performance.

•	Alignment with Stockholder Interests. Compensation should be tied to our financial performance through equity awards to align executives’ interests with those of our stockholders.

Our executive compensation structure not only aims to be competitive in our industry, but also to be fair relative to compensation paid to other professionals within our organization, relative to our short-term and long-term performance and relative to the value we deliver to our stockholders. We seek to maintain a performance-oriented culture and a compensation approach that rewards our executive officers when we achieve our goals and objectives, while putting at risk an appropriate portion of their compensation against the possibility that our goals and objectives may not be achieved.

Determination of Executive Compensation Awards

Historically, compensation decisions for our executive officers were approved by our board of directors upon the recommendation of our compensation committee, which in turn relied upon the recommendation of our Chief Executive Officer. We have traditionally placed significant emphasis on the recommendation of our Chief Executive Officer with respect to the determination of executive compensation (other than his own), in particular with respect to the determination of base salary, cash incentive and equity incentive awards, and typically followed such recommendations as presented by our Chief Executive Officer. Currently, our compensation committee is responsible for administering our executive compensation program, although we continue to rely, in part, upon the advice and recommendations of our Chief Executive Officer, particularly with respect to those executive officers that report directly to him. The compensation committee’s composition and oversight of our executive compensation program is described in more detail below and in the section above entitled “Board Composition — Board Committees — Compensation Committee.”

For purposes of determining our executive officer compensation in 2007, we considered the following factors: our understanding of the amount of compensation generally paid by professional service firms or similarly situated companies to their executives with similar roles and responsibilities; the roles and responsibilities of our executives; the individual experience and skills of, and expected contributions from, our executives; the amounts of compensation being paid to our other executives; our executives’ historical compensation at our company; an assessment of the professional effectiveness and capabilities of the executive officer; the performance of the executive officer against the corporate and other scorecards used to determine incentive compensation; and the performance of our company departments and the company as a whole against the departmental and company-wide scorecards. While we have not used any formula to determine compensation based on these factors, we have placed the most emphasis in determining compensation on our understanding of the amount of compensation generally paid by professional service firms or similarly situated companies to their executives with similar roles and responsibilities and the subjective assessment of the professional effectiveness and capabilities of the executive officer. Our understanding of the amount of compensation generally paid by professional service firms or by similarly situated companies has been based on our compensation committee’s and CEO’s own business judgment and collective experience in such matters.

Beginning in January 2007, our management retained Axiom Consulting Partners, a compensation consultant, to conduct an assessment of our current executive compensation practices for our NEOs. This market survey compared the compensation paid to our Chief Executive Officer and our other NEOs to executives at similar management levels and functions at over fifty software, information technology services or other technology oriented companies, located in metropolitan areas, that had annual revenue of between approximately $100 million and $200 million.

Also in early 2007, the compensation committee established a general goal to pay our NEOs, in subsequent years, at the 60th percentile of the market survey results for base salary compensation, at the 60th percentile for total cash compensation (i.e., base salary plus cash incentives awards) for achievement of pre-defined performance objectives (as set forth below) and at the 75th percentile for total cash compensation for superior achievement in excess of these pre-defined objectives (as set forth below). For NEOs other than our Chief Executive Officer, the pre-defined performance objectives were established in the form of corporate and similar scorecards, as described below. In the case of our Chief Executive Officer, the pre-defined performance objectives were established in the form of specified financial targets, as described below. The percentile rankings are made with reference to compensation paid to executives at similar management levels and functions. Although the compensation committee established this executive compensation objective in 2007, as described below, it did not adjust 2007 base salary and total cash compensation for all of our NEOs to the 60th percentile or 75th percentile, as applicable. The compensation committee intends to reach this objective over time as our annual revenue reaches the level of annual revenue of the companies in the Axiom market survey, but the compensation committee has not set a specific date as a deadline for achieving this objective.

Components of our Executive Compensation Program

Our executive compensation program currently consists of three components:

•	base salary;

•	cash incentives paid in quarterly installments linked to corporate (or in some cases individual) performance; and

•	periodic grants of long-term stock-based compensation, such as stock options.

Our compensation philosophies with respect to each of these elements, including the basis for the compensation awarded to each of our executive officers, are discussed below. In addition, although each element of compensation described below is considered separately, the compensation committee takes into account the aggregate compensation package for each individual in its determination of each individual component of that package. The committee’s philosophy is to put significant weight on those aspects of compensation tied to performance, such as annual cash incentives based on measurable performance objectives and long-term incentives in the form of stock options.

Base Salary

The base salary of our NEOs is reviewed on an annual basis. In 2007, adjustments were made to reflect performance-based factors, as well as competitive and market conditions. With respect to the performance-based component, such determinations were based upon a subjective assessment of professional effectiveness and capabilities. In the case of our NEOs other than Mr. Bush, this assessment was made by Mr. Bush and was informed by his personal annual performance evaluation of the executive, since each of these executives report directly to him. In the case of Mr. Bush, this assessment was made by our compensation committee. Historically we have not applied specific formulas to set base salary or to determine salary increases, nor have we sought to formally benchmark base salary against similarly situated companies. Generally, executive officer salaries are adjusted effective the first quarter of each year.

With respect to each NEO other than Mr. MacDonald, 2007 base salary was largely determined with the goal of paying the executive an amount that our CEO believed was necessary to be competitive with base salaries at a similarly situated company or professional services firm, based on his own business judgement and experience in such matters and not based on quantitative data or benchmarking, and to a lesser degree informed by his subjective assessment of the executive as described above. While mindful of competitive factors in determining base salary for our executive officers, our compensation philosophy places significant weight on those aspects of compensation tied to performance, such as annual cash incentives and long-term incentives in the form of stock options, as further described below. We hired Mr. MacDonald as our Chief Operating Officer in September 2006 and established his base salary at $300,000 per year, on an annualized basis. His base salary was negotiated based on his prior experience, his prior levels of compensation, and competitive market factors. Mr. MacDonald’s salary did not increase in 2007 because the compensation committee had set his 2006 salary late in the calendar year.

Although base salary for 2007 for each of Messrs. Bush and Byers was still below the median of the companies surveyed, the salaries set forth below reflect the effort of the compensation committee to move their base salaries towards the 60th percentile over time. 2007 base salaries for each of Messrs. Park and Nolin are above the median but less than the 60th percentile of these companies. The compensation committee intends to reach the 60th percentile objective for Messrs. Bush, Byers and Nolin over time as our annual revenue reaches the level of annual revenue of the companies in the Axiom market survey, but the compensation committee has not set a specific date as a deadline for achieving this objective. 2007 base salary for Mr. MacDonald was above the 60th percentile but less than the 75th percentile.

The following table sets forth base salaries of our NEOs for 2007 and 2008 and the percentage increase for each NEO.

			% Increase
Executive	2007 Salary(1)	2008 Salary(2)	(2007-2008)

Jonathan Bush	$350,000	$—	—%
Carl B. Byers	240,000	250,000	4.1
Todd Y. Park(3)	270,000	270,000	0.0
Christopher E. Nolin	225,000	250,000	11.1
James M. MacDonald	300,000	315,000	5.0

(1)	Represents base salary during 2007 on an annualized basis. For amounts actually paid during 2007, see “— Summary Compensation Table” below.

(2)	Annual review of base salary for Mr. Bush for 2008 is expected to be determined on or about January 31, 2008. Any resulting adjustment may be implemented retroactively to January 1, 2008.

(3)	Mr. Park’s 2008 base salary was determined in connection with his promotion to Chief Athenista, effective January 1, 2008, at which time he will no longer have responsibility for the day-to-day management of our affairs. Mr. Park will be paid a base salary at an annualized rate of $270,000 for the first six months. After this time his base salary will be re-evaluated.

Cash Incentives Awards

2007 Awards

For 2007, cash incentive awards for Messrs. Byers, Park, Nolin and MacDonald were tied to the achievement of our company goals and objectives, which are set forth in the corporate and growth scorecards described below. For 2007, cash incentive awards for Mr. Bush were tied to our EBITDA scorecard described below. Cash incentive awards were paid to Messrs. Byers, Park, Nolin and MacDonald on a quarterly basis. The compensation committee set a bonus target amount for each of these executive officers that was equal to a certain percentage of their base salary, as set forth below. The target percentage was adjustable up or down based on our performance as measured against the corporate and growth scorecards. In 2007, the bonus percentage earned was adjusted (upward or downward, as applicable) by 2% for every 1% of variance from the applicable scorecard target. The annual performance bonus for the first three quarters is based on a year-to-date corporate or growth scorecard value, as applicable, and the annual performance bonus for the fourth quarter will be based on the annual scorecard values, as applicable, when those values are calculated. Our fourth quarter bonuses for our NEOs, other than Mr. Bush, are expected to be determined on or about March 31, 2008. Our compensation committee approved the corporate and growth scorecards as summarized below:

Corporate scorecard.  2007 cash incentive compensation for Messrs. Byers and Nolin is based on our corporate scorecard. 2007 cash incentive compensation for Mr. MacDonald is based on our corporate scorecard minus the growth metric. For 2007 our corporate scorecard is comprised of ten specific financial, growth, client performance, stability and client-satisfaction-based metrics, as set forth below, and each metric is assigned a different percentage value of the overall scorecard value. These categories of performance metrics are designed to capture all of the important operational and financial aspects of the organization:

•	The financial metrics comprise 24% of the overall scorecard value and are comprised of gross margin targets, revenue targets, and EBITDA targets.

•	The growth metric comprises 20% of the overall scorecard value and is comprised of the estimated value of new contracts, which we refer to as bookings.

•	The client performance metrics comprise 21% of the overall scorecard value and are comprised of client days-in-accounts receivable, or DAR, the amount of client claims that are written off and not collected and the ratio of items that we classify into work queues for our clients’ attention to the number of items posted for our clients, which we refer to as the client work rate.

•	The stability metrics comprise 20% of the overall scorecard value and are comprised of the first and second pass resolve rate and the voluntary turnover rate.

•	The client satisfaction metric comprises 15% of the overall scorecard value and is comprised of the client satisfaction rate.

Since the components of the corporate scorecard, other than the financial metrics which are discussed below, contain highly sensitive data such as service operation results, we do not disclose all of our specific performance measures and targets because we believe that such disclosure would result in serious competitive harm. We believe the targets within each of the scorecards were designed to be challenging but attainable if we had what we considered to be a successful year. The elements included in the corporate scorecard have changed over time as we gain experience using them, and are likely to be adjusted in the future as well.

Our corporate scorecard contains three financial metrics: revenue, gross margin and EBITDA. Our 2007 revenue, gross margin and EBITDA targets are summarized below.

Metric	Q1 Target	Q1 Score	Q2 Target	Q2 Score	Q3 Target	Q3 Score	Annual Target(1)	Annual Score(1)

Total revenue	$22.5 million	97.7%	$24.8 million	98.8%	$26.7 million	98.1%	—	—
Gross margin	48.4%	104.7%	52.0%	103.0%	53.6%	102.9%	—	—
EBITDA	$0.7 million	109.8%	$2.5 million	97.2%	$3.2 million	131.6%	—	—

(1)	Our annual score has not yet been determined and is expected to be determined on or about January 31, 2008.

The above-referenced performance targets and scorecard results were determined using our unaudited financial results and thus may differ from the actual audited results when our 2007 audited consolidated statements are completed. The above-referenced performance targets should not be interpreted as a prediction of how we will perform in future periods. As described above, the purpose of these targets was to establish a method for determining the payment of cash based incentive compensation. You are cautioned not to rely on these performance goals as a prediction of our future performance.

Since the targeted bookings growth metric in the corporate scorecard and growth scorecard is highly sensitive data, we do not disclose the specific performance measure and target for this metric because we believe that such disclosure would result in serious competitive harm. We set the targets for the bookings metric at a high level because we are a growth oriented company and rely on bookings to help drive our growth. Additionally, the value associated at the time of booking is an estimate of the revenue we expect to receive from new clients which, in turn, is based on an estimate of what the client’s total collections will be using our services. The number is an estimate based on an estimate which means it is inherently volatile and can not be used predict actual revenue.

Growth scorecard.  2007 cash incentive compensation for Mr. Park is based on our growth scorecard. For 2007, our growth scorecard is comprised of nine specific financial, client satisfaction, operations and employee based metrics as set forth below, and each metric is assigned a different percentage value of the overall scorecard value in similar fashion to the corporate scorecard discussed above. These categories of performance metrics are designed to capture important growth aspects of the organization:

•	The financial metrics comprise 55% of the overall scorecard value and are comprised of revenue targets and bookings.

•	The client satisfaction metric comprises 10% of the overall scorecard value and is comprised of the client satisfaction rate.

•	The operations metrics comprise 30% of the overall scorecard value and are comprised of quarterly sales forecast accuracy and the number of sales meetings with small practices, sales meetings with group practices, sales proposals delivered to small practices and sales proposals delivered to group practices.

•	The employee-based metric comprises 5% of the overall scorecard value and is comprised of the voluntary turnover rate in sales, marketing and service development areas.

Since the components of the growth scorecard, other than the revenue metric which is discussed above, contain highly sensitive data such as sales results, we do not disclose all of our specific performance measures and targets because we believe that such disclosure would result in serious competitive harm. We believe the targets within each of the scorecards were designed to be challenging but attainable if we had what we considered to be a successful year. The elements included in the growth scorecard have changed over time as we gain experience using them, and are likely to be adjusted in the future as well.

As described above, in 2007, the bonus percentage earned was adjusted by 2% for every 1% of variance from the applicable scorecard target. For the 2007 corporate scorecard, as of the end of the third quarter, the financial metrics were 107.2% of target, the client metrics were 88.7% of target, the service metrics were 97.5% of target and the employee based metrics were 95.2% of target. Overall, the 2007 corporate scorecard was 96.8% of target, as of the end of the third quarter. Since that number was 3.2% off of target, the target bonus percentage for each of Messrs. Byers, Nolin and MacDonald was reduced by 6.4%. For the 2007 growth scorecard, as of the end of the third quarter, the financial metrics were 93.5% of target, the client satisfaction metric was 84.9% of target, the operations metrics were 95.8% of target and the employee based metrics were 77.9% of target. Overall, the 2007 growth scorecard was 92.6% of target, as of the end of the third quarter. Since that number was 7.4% off of target, the target bonus percentage for Mr. Park was reduced by 14.8%.

The following table contains the original and adjusted 2007 bonus target percentages for each of the following NEOs based on the amounts attributable to the corporate scorecard, corporate scorecard excluding bookings and growth scorecard, as applicable:

				Bonus % As
		Bonus % As	Bonus % at	Adjusted for		Bonus % As
	Bonus % at	Adjusted for	100%	Corporate	Bonus % at	Adjusted for
	100%	Corporate	Achievement of	Scorecard	100%	Growth
	Achievement of	Scorecard	Corporate	Results Excluding	Achievement of	Scorecard
	Corporate	Results	Scorecard Goals	Bookings	Growth	Results
Executive	Scorecard Goals	(through Q3)	Excluding Bookings	(through Q3)	Scorecard Goals	(through Q3)

Carl B. Byers	40%	33.6%	—	—	—	—
Todd Y. Park	—	—	—	—	60	45.2
Christopher E. Nolin	50	43.6	—	—	—	—
James M. MacDonald	—	—	60	53.6	—	—

EBITDA scorecard.  Our chief executive officer’s 2007 bonus is expected to be based only on our annual earnings before interest taxes depreciation and amortization, or EBITDA. This goal was based on the Compensation Committee’s interest in linking Mr. Bush’s annual cash incentive compensation directly to our profitability. Based on EBITDA achievement, Mr. Bush’s bonus is expected to range in 2007 from $0 to $0.3 million and, subject to compensation committee approval, he will be granted options ranging from 0 to 90,000 shares on the same basis. At budgeted EBITDA, this bonus would be $0.2 million and options to purchase 45,000 shares of our common stock at fair value at the time of grant. The bonus is adjustable up or down based on actual EBITDA as measured against budgeted EBITDA. For every $1 that our EBITDA achievement exceeds the high end of the range, Mr. Bush will receive an additional cash amount equal to the difference between actual EBITDA and the high end of the range multiplied by 7.5% and additional options in an amount equal to the difference between actual EBITDA and the high end of the range multiplied by 3.5%. Mr. Bush’s annual bonus is expected to be determined by our compensation committee on or about January 31. 2008.

Although the compensation committee has discretion to award annual cash incentives when targets are not met, historically no discretion has been exercised by the compensation committee in determining whether the targets described above have been achieved as the targets are objective.

     2008 Target Awards

In 2008, Mssrs. MacDonald, Nolin and Byers will receive cash incentive awards based on the 2008 corporate scorecard, with the exception that Mr. MacDonald’s calculation will not include the booking portion of that scorecard. Since Mr. Park is no longer an executive officer, he will not receive any cash incentive compensation. Mr. Bush’s 2008 cash incentive compensation program has not yet been evaluated by the compensation committee.

In 2008, the corporate scorecard is comprised of the following measures: revenue weighted at 10%, operating income weighted at 15%, bookings weighted at 25%, client satisfaction weighted at 15%, days-in-accounts receivable weighted at 10%, lost patient care revenue weighted at 5%, the client work rate weighted at 10%, and the voluntary turnover rate weighted at 10%.

The 2008 targets are as follows:

		Bonus% at
	Bonus% at	100%
	100%	Achievement of
	Achievement of	Corporate
	Corporate	Scorecard	Bonus Amount
	Scorecard	Excluding	at Target
Executive	Goals	Bookings Goal	Achievement

Carl B. Byers	60%	—%	$150,000
Christopher E. Nolin	60	—	150,000
James M. MacDonald	—	70	220,000

Since the components of the corporate scorecard contain highly sensitive data such as targeted revenue growth and service operation results, we do not disclose specific performance measures and targets because we believe that such disclosure would result in serious competitive harm. The compensation committee designed these targets within these scorecards to be challenging but attainable if we have what we consider to be a successful year. Although the compensation committee has discretion to award annual cash incentives when targets are not met, historically no discretion has been exercised by the compensation committee in determining whether the targets have been achieved as the targets are objective.

Long-term Stock-Based Compensation

Our long-term compensation program has historically consisted solely of stock options. Option grants made to executive officers are designed to provide them with incentive to execute their responsibilities in such a way as to generate long-term benefit to us and our stockholders. Through possession of stock options, our executives participate in the long-term results of their efforts, whether by appreciation of our company’s value or the impact of business setbacks, either company-specific or industry-based. Additionally, stock options provide a means of ensuring the retention of our executive officers, in that they are in almost all cases subject to vesting over an extended period of time.

Stock options provide executives with a significant and long-term interest in our success. By only rewarding the creation of shareholder value, we believe stock options provide our NEOs with an effective risk and reward profile. Although it is our current practice to use stock options as our sole form of long-term incentive compensation, the compensation committee reviews this practice on an annual basis in light of our overall business strategy, existing market-competitive best practices and other factors.

Stock options are granted periodically and are subject to vesting based on the executive’s continued employment. Historically we have granted our executive officers a combination of incentive stock options that vest over a period of time and non-qualified stock options that are immediately exercisable but the shares issued upon exercise are subject to vesting. Incentive stock options were the primary type of stock options granted to our executive officers early in the company’s development. Starting in 2000, we granted non-qualified stock options that were immediately exercisable because this approach enabled exercise prior to vesting which provided certain advantages with regard to achieving stock ownership sooner and at a time when the fair value of stock was lower. Most options vest evenly over four years, beginning on the date of the grant.

Prior to our initial public offering in September 2007, the exercise price of options was determined by our board of directors, with input from management, after taking into account a variety of factors, including the nature and history of our business and our significant accomplishments and future prospects. For additional discussion of these factors please see “Management’s Discussion & Analysis — Stock-Based Compensation.”

Stock options are granted to our NEOs in amounts determined by the compensation committee in its discretion. Grants have not been formula-based, but instead have historically been granted taking into account a mixture of the following qualitative factors: the executives’ level of responsibility; the competitive market for the executive’s position; the executive’s potential contribution to our growth; and the subjective assessment of the professional effectiveness and capabilities of these executives as determined by our Chief Executive Officer for our NEOs other than our Chief Executive Officer and by our compensation committee for our Chief Executive Officer. Although no specific number of options granted can be attributable to any specific factor, we have placed the most emphasis in determining the amount of the stock options grants on the competitive market for the executive’s position and the executive’s potential contribution to our success. Additionally, larger awards have typically been made to the NEOs that have areas of responsibility and function that are more likely to build long-term shareholder value as determined by how directly linked their areas of responsibility and function are to the growth of the Company. Relative to other NEOs, larger awards are typically made to each of Messrs. Bush and Park in light of their areas of responsibility and function which are more directly linked to the growth of the Company than other NEOs.

In 2007, our compensation committee awarded the following non-qualified stock options to our NEOs. The awards made in March 2007 to Messrs. Byers, Park and Nolin were made by the compensation committee taking into account the recommendation of our Chief Executive Officer. The recommendation for Mr. Park was based on the following factors: that in the business judgment and experience of our Chief Executive Officer an award of 35,000 options was necessary to remain competitive with the market for his services; that Mr. Park, as the Chief Development Officer, had an area of responsibility and function that was directly linked to the growth of the Company; and to a lesser degree on our Chief Executive Officer’s subjective assessment of the professional effectiveness and capabilities of Mr. Park. The recommendation for Messrs. Byers and Nolin was based on the following factors: that in the business judgment and experience of our Chief Executive Officer an award of 10,000 options in the case of Mr. Byers and 18,000 in the case of Mr. Nolin, was necessary to remain competitive with the market for their continued services; that Messrs. Byers and Nolin, as the Chief Financial Officer and General Counsel, respectively, have areas of responsibility and function that are not directly linked to the growth of the Company; the subjective assessment by our Chief Executive Officer regarding the effect of their respective current stockholdings in providing incentive for future performance and to a lesser degree on our Chief Executive Officer’s subjective assessment of the professional effectiveness and capabilities of Messrs. Byers and Nolin. The award made in March 2007 to Mr. Bush by our compensation committee was based on the following factors: that in the business judgment and experience of our compensation committee an award of 25,000 options was necessary to remain competitive with the market for his services; that Mr. Bush, as the Chief Executive Officer, has an area of responsibility and function that is directly linked to the growth of the Company. In addition, the award to Mr. Bush was based to a lesser degree on our compensation committee’s subjective assessment of the professional effectiveness and capabilities of Mr. Bush. The award made in March 2007 to Mr. MacDonald by our compensation committee was based on the recommendation by our Chief Executive Officer. Since Mr. MacDonald had received a grant in November 2006 of 300,000 options, in the business judgment and experience of our Chief Executive Officer an award of 11,500 shares was necessary to remain competitive with the market for his services.

Executive	Number of Options	Exercise Price($/Sh)

Jonathan Bush	45,000	$7.39
Carl B. Byers	10,000	7.39
Todd Y. Park	35,000	7.39
Christopher E. Nolin	18,000	7.39
James M. MacDonald	11,500	7.39

On December 13, 2007, our compensation committee approved the following non-qualified stock option awards to be effective on February 1, 2008 with an exercise price per share equal to the closing market price per share of our common stock on the NASDAQ Global Market on February 1, 2008. The awards were made by the compensation committee taking into account the recommendations of our Chief Executive Officer based, with respect to Messrs. MacDonald, Nolin and Byers, upon his subjective assessment of the professional effectiveness and capabilities of these executives, the nature and scope of their areas of responsibility, and the number of unvested options remaining to each individual. With respect to Mr. Park, the subjective assessment of the Chief Executive Officer also included that unvested options left to Mr. Park, together with a portion of the new options recommended would result in unvested options to Mr. Park approximating option grants that we have historically given to non-venture capital representative new directors.

Executive	Number of Options

Carl B. Byers	45,000
Todd Y. Park	40,000
Christopher E. Nolin	45,000
James M. MacDonald	40,000

Additionally, under the terms of their employment agreements, Messrs. Bush, Park, Nolin and Byers are due to receive new option bonuses upon the completion of a company milestone, as defined in their employment agreements, if and when the company achieves a positive net income for three consecutive months with $10.0 million or more of cash, cash equivalents and short-term investments on hand. Such options would be awarded by our board of directors following achievement of these milestones, and priced at fair value at the time of such grant. This incentive would result in cash bonuses and option grants with an exercise price at the fair value at the time of grant subsequent to achievement of this milestone and in the following amounts:

	Number of	Cash
Executive	Options	Bonus($)

Jonathan Bush	120,000	$25,000
Carl B. Byers	30,000	12,500
Todd Y. Park	70,000	12,500
Christopher E. Nolin	10,000	12,500

Because these potential option awards have not yet been granted they are not included in the statements of beneficial ownership elsewhere in this document. See “— Employment Agreements and Change of Control Arrangements” for additional discussion.

We have granted stock options as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, subject to the volume limitations contained in the Internal Revenue Code, and we may, in the future, grant non-qualified stock options. Generally, for stock options that do not qualify as incentive stock options, we are entitled to a tax deduction in the year in which the stock options are exercised equal to the spread between the exercise price and the fair value of the stock for which the stock option was exercised. The holders of the non-qualified stock options are generally taxed on this same amount in the year of exercise. For stock options that qualify as incentive stock options, we do not receive a tax deduction, and the holder of the stock option may receive more favorable tax treatment than he or she would receive for a non-qualified stock option. We may choose to grant incentive stock options in order to provide these potential tax benefits to our executives and because of the limited expected benefits to our company of the potential tax deductions as a result of our historical net losses.

Our equity award grant policy formalizes our process for granting equity-based awards to officers and employees after this offering. Under our equity award grant policy all grants must be approved by our board of directors or compensation committee. All stock options will be awarded at fair value and calculated based on our closing market price on the grant date. Under our equity award grant policy, equity awards will typically be made on a regularly scheduled basis, as follows:

•	grants made in conjunction with the hiring of a new employee or the promotion of an existing employee will be made on the first trading day of the month following the later of (i) the hire date or the promotion date or (ii) the date on which such grant is approved; and

•	grants made to existing employees other than in connection with a promotion will be made, if at all, on an annual basis.

Benefits

We provide the following benefits to our executive officers on the same basis as the benefits provided to all employees:

•	health and dental insurance;

•	life insurance;

•	short-and long-term disability; and

•	401(k) plan.

These benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

As of July 1, 2007, we provide a qualified matching contribution to each employee, including our executive officers, who participate in our 401(k) plan. This matching policy provides a match of one-third of contributions up to 6% of eligible compensation.

Employment Agreements and Change of Control Arrangements

Jonathan Bush. We are party to an employment agreement with Jonathan Bush for the position of Chief Executive Officer. The agreement provides for at-will employment, and a base annual salary subject to annual review. Mr. Bush currently receives a base salary of $350,000. Mr. Bush is eligible to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other similarly-situated executive officers of athenahealth. He is also eligible for a bonus as described above. In addition, under the terms of the agreement, if and when athenahealth achieves positive net income for three consecutive months with $10.0 million or more of cash, cash equivalents and short-term investments on hand, Mr. Bush is due to receive a one-time option bonus of 120,000 options and a one-time cash bonus of $25,000. The option grant will be fully vested upon the date of grant.

Carl B. Byers. We are party to an employment agreement with Carl B. Byers for the position of Chief Financial Officer. The agreement provides for at-will employment and for a base annual salary subject to annual review. Mr. Byers currently receives a base salary of $250,000. Mr. Byers is eligible to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other similarly-situated executive officers of athenahealth and is eligible for a bonus as described above. In addition, if and when athenahealth achieves positive net income for three consecutive months with $10.0 million or more of cash, cash equivalents and short-term investments on hand, Mr. Byers is due to receive a one-time option bonus of 30,000 options and a one-time cash bonus of $12,500. The option grant will be fully vested upon the date of grant.

Todd Y. Park. We are party to an employment agreement with Todd Y. Park for the position of Chief Development Officer. The agreement provides for at-will employment at a base annual salary subject to annual review. Mr. Park currently receives a base salary of $270,000 payable on a six-month basis, which will be re-evaluated after June 30, 2008. Mr. Park is eligible to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other similarly-situated executive officers of athenahealth and is eligible for a bonus as described above. In addition, if and when athenahealth achieves positive net income for three consecutive months with $10.0 million or more of cash, cash equivalents and short-term investments on hand, Mr. Park is due to receive a one-time option bonus of 70,000 options and a one-time cash bonus of $12,500. The option grant will be fully vested upon the date of grant.

Christopher E. Nolin. We are party to an employment agreement with Christopher E. Nolin for the position of General Counsel. The agreement provided for at-will employment at a base annual salary subject to annual review. Mr. Nolin currently receives a base salary of $250,000. Mr. Nolin is eligible to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other similarly-

situated executive officers of athenahealth and is eligible for a bonus as described above. In addition, if and when athenahealth achieves positive net income for three consecutive months with $10.0 million or more of cash, cash equivalents and short-term investments on hand, Mr. Nolin is due to receive a one-time option bonus of 10,000 options and a one-time cash bonus of $12,500. The option grant will be fully vested upon the date of grant.

James M. MacDonald. We are party to an employment agreement with James M. MacDonald for the position of Chief Operating Officer. The agreement provided for at-will employment. The agreement provided for a base salary subject to annual review and a one time option grant of 330,000 options. Mr. MacDonald currently receives a base salary of $315,000. Mr. MacDonald is eligible to participate in our employee benefit plans, to the extent he is eligible for those plans, on the same terms as other similarly-situated executive officers of athenahealth and is eligible to receive a bonus as described above.

Equity Benefit Plans

2007 Stock Option and Incentive Plan

Our 2007 Option and Incentive Plan, or 2007 Stock Option Plan, was adopted by our board of directors and approved by our stockholders in 2007. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards and dividend equivalent rights. We have initially reserved 1,000,000 shares of our common stock for the issuance of awards under the 2007 Option Plan. The 2007 Stock Option Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2008, by an additional number of shares which is equal to the lower of (i) that number of shares as is necessary such that the total number of shares reserved and available for issuance under the plan (excluding shares reserved for issuance pursuant to awards outstanding on such date) shall equal five percent of the outstanding number of shares of stock on the immediately preceding December 31 and (ii) such lower number of shares as may be determined by our board of directors. Notwithstanding the foregoing, in no event will more than 20,000,000 shares be issued under the 2007 Stock Option Plan.

The number of shares reserved for issuance under the 2007 Stock Option Plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. No awards had been granted under the 2007 Option Plan.

The 2007 Option Plan may be administered by either a committee of at least two non-employee directors or by our full board of directors, or the administrator. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than 2,000,000 shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.

The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

Stock appreciation rights may be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Deferred and unrestricted stock awards may be granted under our 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and are subject to such restrictions and conditions as the administrator shall determine. Our 2007 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

Cash-based awards may be granted under our 2007 Option Plan. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Unless the administrator provides otherwise, our 2007 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar “sale event,” unless assumed or substituted, all stock options and stock appreciation rights granted under the 2007 Option Plan will automatically become fully exercisable, all other awards granted under the 2007 Option Plan will become fully vested and non-forfeitable and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. In addition, upon the effective time of any such sale event, the 2007 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. Any award so assumed or continued or substituted shall be deemed vested and exercisable in full upon the date on which the grantee’s employment or service relationship with us terminates if such termination occurs (i) within 18 months after such sale event and (ii) such termination is by us or a successor entity without cause or by the grantee for good reason.

No awards may be granted under the 2007 Option Plan after August 2017. In addition, our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair value for purposes of the 2007

Option Plan, (iv) is required by the Nasdaq Global Market rules, or (v) is required by the Internal Revenue Code of 1986, as amended, or the Code, to ensure that incentive options are tax-qualified.

2007 Employee Stock Purchase Plan

Our 2007 Employee Stock Purchase Plan, or 2007 ESPP, was adopted by our board of directors and approved by our stockholders in 2007. We have reserved a total of 500,000 shares of our common stock for issuance to participating employees under the 2007 ESPP.

All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries, who have been employed by us for at least six months prior to enrolling in the 2007 ESPP, who are employees on the first day of the offering period, and whose customary employment is for more than twenty hours a week, will be eligible to participate in the 2007 ESPP. Employees who would, immediately after being granted an option to purchase shares under the 2007 ESPP, own 5% or more of the total combined voting power or value of our common stock will not be eligible to participate in the 2007 ESPP.

We will make one or more offerings to our employees to purchase stock under the 2007 ESPP. The first offering will begin on February 1, 2008 and end on July 31, 2008. Subsequent offerings will begin on each February 1 and August 1, or the first business day thereafter and end on the last business day occurring on or before the following July 31 and January 31, respectively. During each offering period, payroll deductions will be made and held for the purchase of the common stock at the end of the offering period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the 2007 ESPP an option to purchase shares of our common stock. The employee may authorize deductions from 1% to 10% of his compensation for each payroll period during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the 2007 ESPP, the option exercise price shall be equal to 85% of the closing price of the common stock on the exercise date. An employee may not sell, exchange, assign, encumber, alienate, transfer, pledge or otherwise dispose of any shares of our common stock until the one-year anniversary of the option exercise for such shares.

An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the 2007 ESPP will terminate upon voluntary withdrawal from the 2007 ESPP at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

1997 Stock Plan and 2000 Stock Plan

Our 1997 Option Plan was adopted by our board of directors and approved by our stockholders in October 1997. We reserved 600,000 shares of our common stock for the issuance of awards under the 1997 Option Plan.

Our 1997 Option Plan is administered by our compensation committee, or in the absence of any such committee, by the full board of directors. Our compensation committee has the full power and authority to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award, subject to the provisions of the 1997 Option Plan.

The 1997 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to employees. Stock options granted under the 1997 Option Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair value of our common stock on the date of grant.

Upon a sale event in which all awards are not assumed or substituted by the successor entity, we may take such action with respect to such awards as the compensation committee or the board of directors may deem to be equitable and in the best interests of athenahealth and its stockholders under the circumstances. Under the 1997 Option Plan, a sale event is defined as (i) the consolidation of athenahealth with another entity, (ii) the acquisition of athenahealth by another entity in a merger, or (iii) the sale of all or substantially all of athenahealth assets.

Our 2000 Option Plan was adopted by our board of directors in January 2000 and approved by our stockholders in March 2000. We reserved 5,834,181 shares of our common stock for the issuance of awards under the 2000 Option Plan.

Our 2000 Option Plan is administered by our board of directors. Our board of directors has the authority to delegate full power and authority to a committee of the board to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award, subject to the provisions of the 2000 Option Plan.

The 2000 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and any other stock-based award to officers, employees, directors, consultants and advisors. Stock options granted under the 2000 Option Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair value of our common stock on the date of grant.

Upon a sale event in which all awards are not assumed or substituted by the successor entity, all outstanding awards, unless otherwise provided in those awards, shall remain our obligation and there shall be automatically substituted for the shares of common stock then subject to such awards either (A) the consideration payable with respect to the outstanding shares of common stock in connection with the sale event, (B) shares of stock of the surviving or acquiring corporation or (C) such other securities as the board of directors deems appropriate (the fair value of which (as determined by the board of directors in its sole discretion) shall not materially differ from the fair value of the shares of common stock subject to such awards immediately preceding the sale event), and the vesting provisions of all the unvested awards shall become accelerated by a period of one year. Under the 2000 Option Plan, a sale event is defined as (i) the sale of athenahealth by merger in which our shareholders in their capacity as such no longer own a majority of the outstanding equity securities of athenahealth (or its successor); or (ii) any sale of all or substantially all of the assets or capital stock of athenahealth (other than in a spin-off or similar transaction) or (iii) any other acquisition of the business of athenahealth, as determined by the board of directors.

Our board of directors does not intend to grant any further awards under the 2000 Option Plan.

Summary Compensation.

The following table sets forth summary information concerning the compensation paid or earned for services rendered to the Company in all capacities during the fiscal years ended December 31, 2007 and 2006, to the Company’s Chief Executive Officer, Chief Financial Officer and each of the other three most highly compensated persons serving as executive officers of the Company during fiscal years ended December 31, 2007 and 2006.

Summary Compensation Table(1)

					Non-Equity
					Incentive Plan
		Salary	Bonus	Option Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)

Jonathan Bush	2007	$348,077	—	$55,703(2)	$—	$403,780
Chief Executive Officer, President and Chairman of the Board	2006	298,077	—	22,521(4)	59,400(5)	379,998
Carl B. Byers	2007	238,462	—	12,378(2)	87,840(3)	338,680
Senior Vice President, Chief Financial Officer and Treasurer	2006	199,039	30,000(6)	4,361(4)	—	233,400
Todd Y. Park	2007	268,923	—	43,325(2)	89,087(3)	401,335
Executive Vice President, Chief Development Officer	2006	241,154	—	26,164(4)	30,134(5)	297,452
Christopher E. Nolin	2007	224,827	—	22,281(2)	138,100(3)	385,208
Senior Vice President, General Counsel and Secretary	2006	220,096	67,000(6)	4,361(4)	—	291,457
James M. MacDonald	2007	300,000	—	14,235(2)	191,913(3)	506,148
Senior Vice President and Chief Operating Officer	2006	75,000	53,308(7)	98,098(4)	14,850(5)	241,256

(1)	Columns disclosing compensation under the headings “Stock Awards,” “Change In Pension Value And Nonqualified Deferred Compensation Earnings” and “All Other Compensation” are not included because no compensation in these categories were awarded to, earned by or paid to our named executive officers in 2007 or 2006. The compensation in this table also does not include certain perquisites and other personal benefits received by the named executive officers that did not exceed $10,000 in the aggregate during 2007 or 2006.
(2)	These amounts represent stock-based compensation expense for stock option grants recognized in 2007 for financial statement reporting purposes. Stock-based compensation expense for these awards was calculated in accordance with SFAS No. 123(R) and is being amortized over the vesting period of the related awards. As of December 31, 2007, this unamortized amount was $167,722 for Mr. Bush, $37,272 for Mr. Byers, $130,450 for Mr. Park, $67,089 for Mr. Nolin and $42,862 for Mr. MacDonald. The amounts reflected in this table exclude the estimate of forfeitures applied by us under SFAS No. 123(R) when recognizing stock-based compensation expense for financial statement reporting purposes in fiscal 2007. For a discussion of valuation assumptions the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation”. All stock option awards granted to each of the above named officers prior to 2006 were accounted for in accordance with APB Opinion No. 25 and were granted at exercise prices equal to fair value on the date of grant. Accordingly, there was no stock-based compensation expense associated with the awards prior to 2006.

(3)	Represents quarterly cash incentive awards earned during the fiscal year ended December 31, 2007 and paid in 2007 during the first three quarters of 2007. 2007 annual cash incentive awards for Mr. Bush and fourth quarter 2007 cash incentive awards for each of Messrs. Byers, Park, Nolin and MacDonald are not calculable at this time. The compensation committee is expected to determine such awards for Mr. Bush on or about January 31, 2008 and for each of Messrs. Byers, Park, Nolin and MacDonald on or about March 31, 2008, and we will file a Current Report on Form 8-K with this information when those amounts are determined.

(4)	These amounts represent stock-based compensation expense for stock option grants recognized in 2006 for financial statement reporting purposes. Stock-based compensation expense for these awards was calculated in accordance with SFAS No. 123(R) and is being amortized over the vesting period of the related awards. As of December 31, 2006, this unamortized amount was $186,914 for Mr. Bush, $13,523 for Mr. Byers, $81,137 for Mr. Park, $13,523 for Mr. Nolin and $1,378,422 for Mr. MacDonald. The amounts reflected in this table exclude the estimate of forfeitures applied by us under SFAS No. 123(R) when recognizing stock-based compensation expense for financial statement reporting purposes in fiscal 2006. For a discussion of valuation assumptions the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation”. All stock option awards granted to each of the above named officers prior to 2006 were accounted for in accordance with APB Opinion No. 25 and were granted at exercise prices equal to fair value on the date of grant. Accordingly, there was no stock-based compensation expense associated with the awards prior to 2006.

(5)	Represents annual and quarterly cash incentive awards earned during the fiscal year ended December 31, 2006 and paid in part in 2006 and in part in 2007.

(6)	Represents annual cash incentive awards earned during the fiscal year ended December 31, 2006 and paid in 2007.

(7)	Represents bonus paid to compensate Mr. MacDonald in part for the cost to him associated with the timing of his transition to athenahealth from his prior employer.

Grants of Plan-Based Awards.  The following table sets forth information concerning the non-equity incentive plan awards and stock option grants made to each of the NEOs during the fiscal year ended December 31, 2007 pursuant to the Company’s 1997 and 2000 Stock Option and Incentive Plans. The Company has never granted any stock appreciation rights.

Grants of Plan-Based Awards(1)

								All Other
								Option
								Awards:		Exercise	Grant Date
		Estimated Possible Payouts Under			Estimated Possible Payouts			Number of		or Base	Fair Value
		Non-Equity Incentive Plan			Under Equity Incentive Plan			Securities		Price of	of Stock
		Awards(2)(3)			Awards			Underlying		Option	and Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Options		Awards	Awards(4)
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)(3)		($/Sh)	($)

Jonathan Bush					—	45,000	—	45,000	(5)	$7.39	$223,435
		$—	200,000

Carl B. Byers	3/15/07				—	—	—	10,000	(6)	7.39	49,650
		—	19,200
			17,280
			21,360
Todd Y. Park	3/15/07		(10)		—	—	—	35,000	(7)	7.39	173,775
		—	22,275
			19,575
			40,365
Christopher E. Nolin	3/15/07		(10)		—	—	—	18,000	(8)	7.39	89,370
		—	23,625
			21,825
			25,650
James M. MacDonald	3/15/07		(10)		—	—	—	11,500	(9)	7.39	57,098
		—	40,592
			41,658
			41,505
			(10)

(1)	Columns disclosing grants of plan-based awards under the headings “Estimated Possible Payouts Under Equity Incentive Plan Awards,” “All other Option Awards: Number of Securities Underlying Options and “Exercise or Base Price of Options Awards” are not included in this table because no plan-based grants in these categories were granted to our named executive officers in 2007.

(2)	Includes quarterly cash incentive awards earned for 2007 and paid through the first three quarters of 2007 in the cases of Messrs. Byers, Park, Nolin and MacDonald. The awards are described in more detail above in the section entitled “Cash Bonus.”

(3)	Represents quarterly equity incentive awards earned for 2007 and granted in 2007. The awards are described in more detail above in the section entitled “Long Term Incentive Compensation.”

(4)	The amounts reported in this column reflect the grant date fair value of those awards computed in accordance with SFAS No. 123(R).

(5)	Represents an option award to purchase 45,000 shares of our common stock at an exercise price of $7.39 per share, granted to Mr. Bush on March 15, 2007. The option award is subject to vesting at the rate of 25% on the first anniversary of the vesting start date and 25% on the next three anniversaries thereafter.

(6)	Represents an option award to purchase 10,000 shares of our common stock at an exercise price of $7.39 per share, granted to Mr. Byers on March 15, 2007. The option award is subject to vesting at the rate of 25% on the first anniversary of the vesting start date and 25% on the next three anniversaries thereafter.

(7)	Represents an option award to purchase 35,000 shares of our common stock at an exercise price of $7.39 per share, granted to Mr. Park on March 15, 2007. The option award is subject to vesting at the rate of 25% on the first anniversary of the vesting start date and 25% on the next three anniversaries thereafter.

(8)	Represents an option award to purchase 18,000 shares of our common stock at an exercise price of $7.39 per share, granted to Mr. Nolin on March 15, 2007. The option award is subject to vesting at the rate of 25% on the first anniversary of the vesting start date and 25% on the next three anniversaries thereafter.

(9)	Represents an option award to purchase 11,500 shares of our common stock at an exercise price of $7.39 per share, granted to Mr. MacDonald on March 15, 2007. The option award is subject to vesting at the rate of 25% on the first anniversary of the vesting start date and 25% on the next three anniversaries thereafter.

(10)	Our fourth quarter bonuses for our NEOs other than Mr. Bush are expected to be determined on or about March 31, 2008. We will file a Current Report on Form 8-K with this information when this amount is determined.

Option Exercises and Unexercised Option Holdings.  The following table sets forth certain information regarding the number and value of exercisable options by each of the NEOs as of December 31, 2007 and the number and value of unexercised options held by each of the NEOs as of December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End(1)

	Option Awards
	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised	Option
	Options		Options	Exercise	Option
	(#)		(#)	Price	Expiration
Name	Exercisable		Unexercisable	($)	Date

Jonathan Bush	65,000	(2)	—	$0.62	3/18/2011
	50,000	(3)	—	0.62	8/1/2013
	130,849	(4)	—	0.62	8/1/2013
	100,000	(5)	—	0.62	2/6/2014
	10,000	(6)	—	3.50	4/27/2015
	285,537	(7)	—	3.50	4/27/2015
	50,000	(8)	—	6.16	7/27/2016
	45,000	(9)	—	7.39	3/15/2017
Carl B. Byers	5,000	(10)	—	3.50	4/27/2015
	5,000	(11)	—	5.26	2/28/2016
	10,000	(12)	—	7.39	3/15/2017
Todd Y. Park	55,000	(13)	—	0.62	3/18/2011
	50,000	(14)	—	0.62	8/1/2013
	50,000	(15)	—	0.62	2/6/2014
	10,000	(16)	—	3.50	4/27/2015
	30,000	(17)	—	5.26	2/28/2016
	35,000	(18)	—	7.39	3/15/2017
Christopher E. Nolin	20,000	(19)	—	0.62	2/6/2014
	5,000	(20)	—	3.50	4/27/2015
	5,000	(21)	—	5.26	2/28/2016
	18,000	(22)	—	7.39	3/15/2017
James M. MacDonald	330,000	(23)	—	6.58	9/25/2016
	11,500	(24)	—	7.39	3/15/2017

(1)	Columns disclosing outstanding equity awards at fiscal year end under the headings “Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options,” “Number of Shares or Units of Stock That Have Not Vested,” “Market Value of Shares of Stock That Have Not Vested,” “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” and “Equity Incentive Plan Awards: Market or Payout of Unearned Shares, Units or Other Rights That Have Not Vested” are not included in this table because no equity awards were outstanding in these categories for the fiscal year ending 2006.

(2)	100% of the options in this grant were exercisable on March 18, 2001 and 100% of the options in this grant were vested as of February 1, 2005.

(3)	100% of the options in this grant were exercisable on August 1, 2003 and 100% of the options in this grant were vested as of January 1, 2007.

(4)	100% of the options in this grant were exercisable on August 1, 2003 and 60% of the options in this grant vest monthly until the third anniversary of the vesting start date and the remaining vest monthly until fully vested on the fourth anniversary of the vesting start date.

(5)	100% of the options in this grant were exercisable on February 6, 2004 and 60% of the options in this grant were vested as of the third anniversary of the vesting start date and the remaining vest monthly until fully vested on the fourth anniversary of the vesting start date.

(6)	100% of the options in this grant were exercisable on April 27, 2005 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(7)	100% of the options in this grant were exercisable on April 27, 2005 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(8)	100% of the options in this grant were exercisable on July 27, 2006 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(9)	100% of the options in this grant were exercisable on March 15, 2007 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(10)	100% of the options in this grant were exercisable on April 27, 2005 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(11)	100% of the options in this grant were exercisable on February 28, 2006 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(12)	100% of the options in this grant were exercisable on March 15, 2007 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(13)	100% of the options in this grant were exercisable on March 18, 2001 and 100% of the options in this grant were vested as of February 1, 2005.

(14)	100% of the options in this grant were exercisable on August 1, 2003 and 100% of the options in this grant were vested as of January 1, 2007.

(15)	100% of the options in this grant were exercisable on February 6, 2004 and 60% of the options in this grant vest monthly until the third anniversary of the vesting start date and the remaining vest monthly until fully vested on the fourth anniversary of the vesting start date.

(16)	100% of the options in this grant were exercisable on April 27, 2005 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(17)	100% of the options in this grant were exercisable on February 28, 2006 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(18)	100% of the options in this grant were exercisable on March 15, 2007 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(19)	100% of the options in this grant were exercisable on February 6, 2004 and 60% of the options in this grant vest monthly until the third anniversary of the vesting start date and the remaining vest monthly until fully vested on the fourth anniversary of the vesting start date.

(20)	100% of the options in this grant were exercisable on April 27, 2005 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(21)	100% of the options in this grant were exercisable on February 28, 2006 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(22)	100% of the options in this grant were exercisable on March 15, 2007 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(23)	100% of the options in this grant were exercisable on November 3, 2006 and 25% of the options in this grant vest as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

(24)	100% of the options in this grant were exercisable on March 15, 2007 and 25% of the options in this grant were vested as of the first anniversary of the vesting start date and the remaining vest yearly until fully vested on the fourth anniversary of the vesting start date.

Option Exercises and Stock Vested

None of our NEOs exercised options during 2007 or hold shares of stock that vested during 2007.

Pension Benefits

None of our NEOs participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us at December 31, 2007 and, as a result, there is not a pension benefits table included in this registration statement.

Non-qualified Deferred Compensation

None of our NEOs participate in or have account balances in non-qualified defined contribution plans maintained by us at December 31, 2007 and, as a result, there is not a non-qualified deferred compensation table included in this registration statement.

Potential Payments Upon Termination or Change-in-Control

Pursuant to stock option agreements between us and each of our named executive officers, unvested stock options awarded under our 1997 Option Plan and 2000 Option Plan shall become accelerated by a period of one year upon the consummation of an acquisition of athenahealth. For purposes of these agreements, an acquisition is defined as: (i) the sale of athenahealth by merger in which its shareholders in their capacity as such no longer own a majority of the outstanding equity securities of athenahealth; (ii) any sale of all or substantially all of the assets or capital stock of athenahealth; or (iii) any other acquisition of the business of athenahealth, as determined by our board of directors.

The tables below reflect the acceleration of options outstanding as of December 31, 2007, for each of our named executive officers, upon the consummation of any such acquisition.

		Value upon
	Number of	Consummation of
Name	Securities(1)	Acquisition(2)

Jonathan Bush	104,328	$3,841,357
Carl B. Byers	5,694	209,653
Todd Y. Park	22,102	813,796
Christopher E. Nolin	8,352	307,521
James M. MacDonald	85,375	3,143,508

(1)	Reflects one year acceleration of vesting as of December 31, 2007, assuming consummation of an acquisition on such date.

(2)	We have estimated the market value of the unvested option shares based on an assumed public offering price of $36.82 per share, based on the last reported sale price of our common stock on the NASDAQ Global Market on December 31, 2007.

Limitation of Liability and Indemnification Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by law and advance expenses, including attorneys’ fees, to each indemnified director or executive officer in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Director Compensation

Director Compensation Policy

We reimburse each member of our board of directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of the board of directors or committees thereof. Mr. Foster, Mr. King-Shaw and Mr. Mann each received an option grant of 60,000 shares upon their election to the board of directors. Mr. Kane received an option grant of 80,000 shares upon his election to the board of directors.

In October 2007, our board of directors approved a director compensation policy. Our current eligible directors are Messrs. King-Shaw, Jr., Foster, Kane, and Mann. Eligible directors will be paid the annual cash retainers set forth in the table below, payable quarterly in arrears and pro-rated for any partial period. Since we expect a significant amount of the board’s work to occur in committees and for that workload to vary by committee, we have set separate amounts of cash compensation for each of the board’s committee chairs.

Position	Annual Retainer

Director	$30,000 per year(1)
Lead Director	$10,000 per year additional
Chairman of Audit Committee	$20,000 per year additional
Chairman of Other Standing Committee	$10,000 per year additional

(1)	Amount reduced $2,500 for each in-person meeting missed and $1,500 for each in-person meeting attended by phone.

The following table sets forth a summary of the compensation earned by our directors and/or paid to our directors under certain agreements, in each case, in 2007, other than Mr. Bush. Mr. Bush receives no additional compensation for his services to us as a director. Mr. Kane joined our board in July 2007.

Director Compensation Table(1)

	Fees Earned		Non-Equity
	or Paid in	Option	Incentive Plan	All Other
	Cash	Awards	Compensation	Compensation	Total
Name	($)(2)	($)(3)	($)	($)	($)

Richard N. Foster	$15,000	$—	$—	$—	$15,000
Ruben J. King-Shaw, Jr.	17,500	—	—	—	17,500
James L. Mann	15,000	—	—	—	15,000
John A. Kane	25,000	99,836	—	—	124,836

(1)	Columns disclosing compensation under the heading “Stock Awards,” “Non-Equity Incentive Plan Awards,” “All other Compensation” and “Change In Pension Value And Nonqualified Deferred Compensation Earnings” are not included because no compensation in this category was awarded to, earned by or paid to our directors in 2006.

(2)	Represents fees earned in 2007 pursuant to our Non-Employee Director Compensation Policy discussed above.

(3)	Represents stock-based compensation expense for fiscal 2007 for stock option awards granted in 2007 to Mr. Kane. Stock-based compensation expense for these awards was calculated in accordance with SFAS No. 123(R) and is being amortized over the vesting period of the related awards. The amounts reflected in this table exclude the estimate of forfeitures applied by us under SFAS No. 123(R) when recognizing stock-based compensation expense for financial statement reporting purposes in fiscal 2007. For a discussion of valuation assumptions the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation.” On July 26, 2007, we awarded Mr. Kane a one-time stock option award to purchase 80,000 shares of our common stock at an exercise price of $15.27 per share, which vests quarterly over a four year period. At December 31, 2006, there was approximately $726,932 of unamortized stock-based compensation expense related to these awards excluding our estimate of forfeitures, which will be amortized over the remaining vesting period of the awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2005, we have engaged in the following transactions with our directors, executive officers, holders of more than five percent of our voting securities, or any member of the immediate family of the foregoing persons.

Investors’ Rights Agreement

We have granted registration rights to holders of our preferred stock pursuant to an investors’ rights agreement. See “Description of Capital Stock — Registration Rights.”

Voting Agreement

Pursuant to a voting agreement by and among us and certain of our stockholders, each of Bryan Roberts, Brandon Hull and Ann Lamont were each elected to serve as members of our board of directors. Mr. Roberts was selected as a representative of our Series C preferred stock as designated by Venrock Associates, Mr. Hull was selected as a representative of our Series C preferred stock as designed by Cardinal Partners and Ms. Lamont was selected as a representative of our Series D preferred stock, as designated by Oak Investment Partners. The voting agreement and all rights thereunder terminated upon completion of our initial public offering.

Board Compensation

We pay non-employee directors for board meeting attendance, and certain of our directors have received options to purchase shares of our common stock. For more information regarding these arrangements, see “Executive Compensation — Director Compensation.”

Employment Agreements

We have entered into offer letters or employment related agreements with each of Messrs. Bush, Byers, Park, Nolin and MacDonald. For more information regarding these arrangements, see “Executive Compensation — Employment Agreements and Change of Control Arrangements.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Stock Option Grants

We have granted options to purchase shares of our common stock to our directors and executive officers. See “Executive Compensation — Director Compensation” and “Executive Compensation — Outstanding Equity Awards at Fiscal Year-End.”

Marketing and Sales Agreement with PSS

We are party to a marketing and sales agreement with WorldMed Shared Services, Inc. (d/b/a PSS World Medical Shares Services, Inc.), or PSS, for the sales and marketing of athenaClinicals and athenaCollector. See “Business — Sales and Marketing — Channel Relationships.”

In June 2007, certain of our existing stockholders sold to PSS an aggregate of 1,470,589 shares of our previously issued and outstanding convertible preferred stock for an aggregate purchase price of $22.5 million. In connection with the transaction, PSS agreed to a standstill provision pursuant to which it agreed not to purchase (together with its affiliates) more than 14.99% of our capital stock prior to the earlier of January 1, 2011, the first public announcement by an unaffiliated third party of its intention to purchase a majority of the outstanding capital stock of athenahealth or the purchase by an unaffiliated third party of more than 14.99% of the outstanding capital stock of athenahealth. Also in connection with the transaction, PSS was made party to the investors’ rights agreement described above thereby acquiring certain registration rights with respect to its shares of capital stock. See “Description of Capital Stock — Registration Rights.” In connection with this stock purchase, PSS agreed to pay on demand up to a maximum of $562,000 in advisory fees, as well as to reimburse up to a maximum of $30,000 in costs and expenses incurred in connection with the transaction.

Policies for Approval of Related Person Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, or each, a related party. Prior to our initial public offering, prior to our board of directors’ consideration of a transaction with a related party, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Following our initial public offering, such transactions must be approved by our audit committee or another independent body of our board of directors. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of December 31, 2007, as adjusted to reflect the sale of shares of common stock offered by us and the selling stockholders in this offering, for:

•	each person known by us to be the beneficial owner of more than five percent of our common stock;

•	our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	the selling stockholders

To the extent that the underwriters sell more than 3,110,559 shares of common stock in this offering, the underwriters have the option to purchase up to an additional 466,584 shares from us and the selling stockholders at the public offering price less the underwriting discount. To our knowledge, each selling stockholder purchased the shares of our stock in the ordinary course of business and, at the time of acquiring the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Except as set forth in the footnotes below, no selling stockholder has had a material relationship with us in the past three years or is a broker-dealer or an affiliate of a broker-dealer.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 32,324,824 shares of common stock outstanding as of December 31, 2007, and also lists applicable percentage ownership based on 32,659,824 shares of common stock assumed to be outstanding after the closing of the offering. Options to purchase shares of our common stock that are exercisable within 60 days of December 31, 2007, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

	Shares Beneficially			Shares Beneficially
	Owned Prior to the			Owned After the
	Offering		Shares	Offering
Name and Address of Beneficial Owner(1)	Number	Percent	Offered(38)	Number	Percent

5% Stockholders
Entities Affiliated with Oak Investment Partners(2)	4,151,212	12.8%	1,191,217	2,959,995	9.1%
One Gorham Island Westport, CT 06880
Entities Affiliated with Draper Fisher Jurvetson(3)	3,961,613	12.3%	—	3,692,897	12.1%
2882 Sand Hill Road Suite 150 Menlo Park, CA 94205
Entities Affiliated with Venrock Associates(4)	3,945,024	12.2%	—	3,945,024	12.1%
2424 Sand Hill Road Suite 300 Menlo Park, CA 94205
Entities Affiliated with Cardinal Partners(5)	2,693,190	8.3%	473,913	2,219,277	6.8%
600 Alexander Park, Suite 204 Princeton, NJ 08540
Executive Officers and Directors
Jonathan Bush(6)	1,355,036	4.1%	30,436	1,324,600	4.0%
Todd Y. Park(7)	1,473,650	4.5%	108,696	1,364,954	4.1%
James M. MacDonald(8)	341,500	1.0%	—	341,500	1.0%
Carl B. Byers(9)	340,200	1.1%	43,478	296,722	*
Christopher E. Nolin(10)	214,700	*	21,717	192,983	*
Ruben J. King-Shaw, Jr.(11)	90,000	*	7,826	82,174	*
Richard N. Foster(12)	60,000	*	—	60,000	*
Brandon H. Hull(5)	2,693,190	8.3%	473,913	2,219,277	6.8%
John A. Kane(13)	80,000	*	—	80,000	*
Ann H. Lamont(2)	4,151,212	12.8%	1,191,217	2,959,995	9.1%
James L. Mann(14)	60,000	*	—	60,000	*

	Shares Beneficially			Shares Beneficially
	Owned Prior to the			Owned After the
	Offering		Shares	Offering
Name and Address of Beneficial Owner(1)	Number	Percent	Offered(38)	Number	Percent

Bryan E. Roberts(4)	3,945,024	12.2%	—	3,945,024	12.1%
All executive officers and directors as a group (15 persons)(15)	15,411,712	44.9%	1,930,930	13,480,782	38.9%
Other selling stockholders
Robert M. Hueber(16)	409,700	1.3%	53,648	356,052	1.1%
Lawrence Sosnow(17)	326,022	1.0%	95,468	230,554	*
Draper Richards L.P.(18)	318,183	*	69,170	249,013	*
The Bush 2004 Family Gift Trust(19)	250,000	*	21,739	228,261	*
Lambda IV, LLC(20)	218,037	*	189,597	28,440	*
Anders J. Engen(21)	191,587	*	12,157	179,430	*
The Nolin Investment Trust(22)	166,700	*	21,717	144,983	*
Jonathan Bush(23)	156,574	*	31,803	124,771	*
Diane Kaye(24)	155,409	*	8,696	146,713	*
Macomber Associates LLC(25)	137,037	*	119,163	17,874	*
John Eads(26)	127,300	*	14,426	112,874	*
Roy M. Korins	123,396	*	86,957	36,439	*
Glenn Scott Andrews(27)	105,199	*	6,654	98,545	*
Edward I. Burns	87,037	*	30,435	56,602	*
George and Barbara Bush Community Property Trust(28)	87,037	*	37,826	49,211	*
Anshul Amar(29)	78,807	*	4,130	74,677	*
Pamela Equities Corp.(30)	57,037	*	23,478	33,559	*
Stanley S. Trotman, Jr.	50,000	*	34,783	15,217	*
Meg Sosnow(31)	45,000	*	39,130	5,870	*
Deirdre A. Fenick(32)	36,050	*	2,174	33,876	*
Argus Capital LLC(33)	35,715	*	13,043	22,672	*
Kevin Tolin-Scheper(34)	31,921	*	1,743	30,178	*
John G. Murray	28,572	*	6,211	22,361	*
Scott M. Cohen(35)	24,915	*	1,239	23,676	*
Chip Ach(36)	24,000	*	1,304	22,696	*
John D. Macomber(37)	17,297	*	15,041	2,256	*

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	Unless otherwise indicated, the address for each beneficial owner is c/o athenahealth, Inc., 311 Arsenal Street, Watertown, Massachusetts 02472.

(2)	Consists of 4,012,147 shares held by Oak Investment Partners IX, L.P., 42,761 shares held by Oak IX Affiliates Fund, L.P. and 96,304 shares held by Oak IX Affiliates Fund-A, L.P. Ms. Lamont is a managing director of Oak Investment Partners. As such, Ms. Lamont may be deemed to share voting and investment power with respect to all shares held by such entity. Ms. Lamont disclaims beneficial ownership of such shares except to the extent of her pecuniary interest, if any.

(3)	Draper Fisher Jurvetson Fund VI, L.P. is a California Limited Partnership (the “Fund”). Its general partner, Draper Fisher Jurvetson Management Company VI, LLC, a California Limited Liability Company (the “General Partner”), controls the investing and voting power of the shares held by the Fund. The General Partner is controlled by a majority vote of its three managing members: Timothy C. Draper, John H.N. Fisher and Steven T. Jurvetson. Draper Fisher Jurvetson Partners VI, LLC, is a California Limited Liability Company. The investing and voting power of the shares held by Partners VI is controlled by a majority vote of its three Managing Members: Timothy C. Draper, John H.N. Fisher and Steven T. Jurvetson. Draper Associates, L.P. is a California Limited Partnership and a Small Business Investment Company, regulated by the Small Business Administration. The investing and voting power of the shares held by Draper Associates, L.P. is controlled by its general partner, Draper Associates, Inc., a California Corporation. Draper Associates, Inc. is controlled by its President and majority shareholder, Timothy C. Draper.

(4)	Consists of 1,547,889 shares held by Venrock Associates, 2,227,377 shares held by Venrock Associates, II, L.P. and 169,758 shares held by Venrock Entrepreneurs Fund, L.P. Mr. Roberts is a managing general partner of Venrock Associates. As such, Mr. Roberts may be deemed to share voting and investment power with respect to all shares held by such entity. Mr. Roberts disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(5)	Consists of 1,067,944 shares held by CHP II, L.P. and 1,625,246 shares held by Cardinal Health Partners, L.P. CHP II Management, LLC is the General Partner of CHP II, L.P. Cardinal Health Partners Management, LLC is the General Partner of Cardinal Health Partners, L.P. John K. Clarke, Brandon H. Hull, Lisa Skeete Tatum and John J. Park are the managing members of CHP II Management, LLC and Cardinal Health Partners

Management, LLC. As such, Mr. Hull may be deemed to share voting and investment power with respect to all shares held by CHP II, L.P. and Cardinal Health Partners, L.P. Mr. Hull disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(6)	Includes 736,386 shares of common stock issuable to Mr. Bush upon exercise of stock options. Includes 582,400 shares of common stock owned by Mr. Bush and pledged to Merrill Lynch as security for a personal loan. Excludes 15,000 shares held by the Jonathan J. Bush, Jr. 2007 Grantor Retained Annuity Trust, the beneficiaries of which are Mr. Bush and certain of his children. Todd Park serves as trustee of this trust and has sole voting and dispositive power over such shares. Excludes 250,000 shares held by a trust for the benefit of certain of Mr. Bush’s children of which Todd Park and Mr. Park’s wife serve as co-trustees, who together acting by unanimous consent have sole voting and dispositive power over such shares.

(7)	Includes 265,000 shares of common stock issuable to Mr. Park upon exercise of stock options. Includes 15,000 shares held by the Jonathan J. Bush, Jr. 2007 Grantor Retained Annuity Trust, the beneficiaries of which are Mr. Bush and certain of his children. Todd Park serves as trustee of this trust and has sole voting and dispositive power over such shares. Includes 250,000 shares held by a trust for the benefit of certain of Mr. Bush’s children of which Todd Park and Mr. Park’s wife serve as co-trustees, who together acting by unanimous consent have sole voting and dispositive power over such shares.

(8)	Includes 316,500 shares of common stock issuable to Mr. MacDonald upon exercise of stock options.

(9)	Includes 20,000 shares of common stock issuable to Mr. Byers upon exercise of stock options.

(10)	Includes 48,000 shares of common stock issuable to Mr. Nolin upon exercise of stock options. Also, includes 166,700 shares held by the Nolin Investment Trust. Each of Mr. Nolin and his wife are beneficiaries and trustees of such trust, each with independent power as trustee to vote and dispose of all of such shares.

(11)	Includes 60,000 shares of common stock issuable to Mr. King-Shaw upon exercise of stock options. Includes 30,000 shares held by Mansa Equity Partners, Inc. Mr. King-Shaw, as chief executive officer of Mansa Equity Partners, Inc., holds voting and dispositive power for these shares.

(12)	Includes 60,000 shares of common stock issuable to Mr. Foster upon exercise of stock options.

(13)	Includes 80,000 shares of common stock issuable to Mr. Kane upon exercise of stock options.

(14)	Includes 60,000 shares of common stock issuable to Mr. Mann upon exercise of stock options.

(15)	Includes an aggregate of 2,248,386 shares of common stock issuable upon exercise of stock options held by 12 of our executive officers and directors.

(16)	Includes 312,500 shares of common stock issuable to Mr. Hueber upon exercise of stock options. Mr. Hueber is our senior vice president, sales.

(17)	Mr. Sosnow formerly served on our board of directors. Mr. Sosnow resigned from our board of directors in 2005.

(18)	The general partner of Draper Richards, L.P. is Draper Richards Management Company. All officers of Draper Richards Management Company hold voting and dispositive power of these shares.

(19)	Todd Park and Mr. Park’s wife serve as co-trustees of The Bush 2004 Family Gift Trust, who together acting by unanimous written consent have sole voting and dispositive power for these shares.

(20)	Anthony M. Lamport, manager of Lambda IV, LLC, holds voting and dispositive power for these shares.

(21)	Includes 98,387 shares of common stock issuable to Mr. Engen upon exercise of stock options. Mr. Engen is a vice president, client operations.

(22)	Each of Mr. Nolin and his wife are the beneficiaries and trustees of the Nolin Investment Trust, each with independent power as trustee to vote and dispose of all shares.

(23)	Mr. Bush is the father of our chief executive officer.

(24)	Includes 77,629 shares of common stock issuable to Ms. Kaye upon exercise of stock options. Ms. Kaye is one of our employees.

(25)	John D. Macomber, chairman of Macomber Associates LLC, holds voting and dispositive power for these shares.

(26)	Includes 92,700 shares of common stock issuable to Mr. Eads upon exercise of stock options. Mr. Eads is one of our regional vice presidents.

(27)	Includes 54,287 shares of common stock issuable to Mr. Andrews upon exercise of stock options. Mr. Andrews is one of our employees.

(28)	Bessemer Trust Company, N.A., as corporate trustee of The George and Barbara Bush Community Property Trust, holds voting and dispositve power for these shares. The trust’s beneficiaries, George H.W. Bush and Barbara Bush, are the uncle and aunt of our chief executive officer.

(29)	Includes 47,000 shares of common stock issuable to Mr. Amar upon exercise of stock options. Mr. Amar is one of our employees.

(30)	John Manocherian, vice president of Pamela Equities Corp., holds voting and dispositive power for these shares.

(31)	Ms. Sosnow is the daugher of Lawrence Sosnow, who formerly served on our board of directors.

(32)	Includes 19,450 shares of common stock issuable to Ms. Fenick upon exercise of stock options. Ms. Fenick is one of our employees.

(33)	Charles R. Ewald, manager of Argus Capital LLC, holds voting and dispositive power for these shares.

(34)	Includes 17,691 shares of common stock issuable to Mr. Tolin-Scheper upon exercise of stock options. Mr. Tolin-Scheper is one of our employees.

(35)	Includes 14,590 shares of common stock issuable to Mr. Cohen upon exercise of stock options. Mr. Cohen is one of our employees.

(36)	Includes 13,250 shares of common stock issuable to Mr. Ach upon exercise of stock options. Mr. Ach is one of our employees.

(37)	Excludes 137,037 shares held by Macomber Associates LLC. Mr. Macomber is chairman of Macomber Associates LLC and holds voting and dispositive power over these shares.

(38)	If the underwriters’ option to purchase additional shares is exercised in full, the additional shares to be sold by selling stockholders would be allocated among the selling stockholders as follows:

		Shares Beneficially
	Shares	Owned
	Subject to the	After the Option
	Option to Purchase	to Purchase Additional
	Additional Shares	Shares is Exercised
		Number	Percent

Entities affiliated with Oak Investment Partners	178,683	2,781,312	8.5%
Entities affiliated with Cardinal Partners	71,087	2,148,190	6.6%
Todd Y. Park	16,304	1,348,650	4.1%
Jonathan Bush	4,564	1,320,036	3.9%
Robert M. Hueber	8,047	348,005	*
Carl B. Byers	6,522	290,200	*
Ruben J. King-Shaw, Jr.	1,174	81,000	*
Lawrence Sosnow	14,320	216,234	*
Draper Richards L.P.	10,375	238,638	*
The Bush 2004 Family Gift Trust	3,261	225,000	*
Lambda IV, LLC	28,440	—	*
Anders J. Engen	1,823	177,607	*
The Nolin Investment Trust	3,258	141,725	*
Jonathan Bush	4,771	120,000	*
Diane Kaye	1,304	145,409	*
Macomber Associates LLC	17,874	—	*
John Eads	2,164	110,710	*
Roy M. Korins	13,043	23,396	*
Glenn Scott Andrews	998	97,547	*
Edward I. Burns	4,565	52,037	*
George and Barbara Bush Community Property Trust	5,674	43,537	*
Anshul Amar	620	74,057	*
Pamela Equities Corp.	3,522	30,037	*
Stanley S. Trotman, Jr.	5,217	10,000	*
Meg Sosnow	5,870	—	*

		Shares Beneficially
	Shares	Owned
	Subject to the	After the Option
	Option to Purchase	to Purchase Additional
	Additional Shares	Shares is Exercised
		Number	Percent

Deirdre A. Fenick	326	33,550		*
Argus Capital LLC	1,957	20,715		*
Kevin Tolin-Scheper	262	29,916		*
John G. Murray	932	21,429		*
Scott M. Cohen	186	23,490		*
Chip Ach	196	22,500		*
John D. Macomber	2,256	—		*

If the underwriters’ option to purchase additional shares is exercised in part, the additional shares sold by selling stockholders would be allocated pro rata based upon the share amounts set forth in the preceding table.

DESCRIPTION OF CAPITAL STOCK

General

For more detailed information, please see our certificate of incorporation, by-laws and Investors’ Rights Agreement, filed as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 130,000,000 shares, par value of $0.01 per share, of which 125,000,000 shares are designated as common stock and 5,000,000 shares are designated as preferred stock.

At December 31, 2007, we had outstanding 32,324,824 shares of common stock held of record by 348 stockholders. Upon completion of this offering, there will be 32,659,824 shares of our common stock outstanding.

Common Stock

On all matters submitted to our stockholders for vote, our common stockholders are entitled to one vote per share, voting together as a single class and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may apply to any shares of preferred stock outstanding, the holders of common stock are entitled to share equally in any dividends that our board of directors may determine to issue from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock shall be entitled to share equally all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

Preferred Stock

The board of directors will have the authority, without any action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers and rights and the qualification, limitations or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interests of our stockholders, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer, stockholder or stockholder group.

Registration Rights

Registration Rights Agreement

We are party to an agreement with SVB Financial Group providing for rights to register under the Securities Act the shares of our common stock held by them. Under this agreement, holders of shares having registration rights can request that their shares be covered by a registration statement that we are otherwise filing.

Piggyback Registration Rights.  If we determine to register any of our securities under the Securities Act, either for our own account or for the account of a security holder or holders, the holders of registration rights are entitled to written notice of the registration and are entitled to include their shares of our common stock.

Expenses of Registration.  We will pay all registration expenses, other than underwriting discounts and commissions, related to any piggyback registration.

Indemnification.  The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholder in the event of material untrue statements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material untrue statements or omissions attributable to them.

All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration.

Investor Rights Agreement

We are party to an agreement with the founders, holders of common stock issued upon conversion of our convertible preferred stock upon the completion of our initial public offering in September 2007 and holders of warrants to purchase common stock providing for rights to register under the Securities Act the shares of our common stock held or issuable under warrants held by them. Under this agreement, holders of shares having registration rights can request that their shares be covered by a registration statement that we are otherwise filing.

Piggyback Registration Rights.  If we determine to register any of our securities under the Securities Act, either for our own account or for the account of a security holder or holders, the holders of registration rights are entitled to written notice of the registration and are entitled to include their shares of our common stock.

Demand Registration Rights.  In addition, one or more holders of 30% in interest or more may demand us to use our best efforts to effect the expeditious registration of their shares of our common stock on up to two occasions.

S-3 Registration.  If we qualify for registration on Form S-3, certain holders of registration rights may also request a registration on Form S-3 and we are required (no more than one time in any twelve-month period) to use our best efforts to effect the expeditious registration of their shares of our common stock.

Expenses of Registration.  We are required to pay all registration expenses except any underwriting discounts and applicable selling commissions and any expenses related to registrations on Forms S-1 and S-3.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our By-laws

Our certificate of incorporation and by-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies.  Our certificate of incorporation provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders.  Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders.  Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.  Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to By-Laws and Certificate of Incorporation.  As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Blank Check Preferred Stock.  Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law.  We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

NASDAQ Global Market Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “ATHN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to our initial public offering in September 2007, there was no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, some of our outstanding shares will not be available for sale after this offering due to contractual and legal restrictions on resale. Sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of approximately 32,659,824 shares of common stock assuming no exercise of the underwriters’ option to purchase additional shares from us and the selling stockholders and no exercise of outstanding options or warrants after December 31, 2007. The 3,110,559 shares of common stock to be sold by us and the selling stockholders in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act.          shares of common stock held by existing stockholders will be “Restricted Securities” as that term is defined in Rule 144 under the Securities Act. Restricted Securities may be sold in the public market only if registered or if they qualify for exemption under Rules 144 or 701 under the Securities Act, which rules are summarized below, on another exemption.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate
Date of Availability of Sale	Number of Shares	Comment

As of the date of this prospectus
days after the date of this prospectus
90 days after the date of this prospectus
Thereafter

Lock-up Agreements

All of our directors, executive officers and the stockholders selling shares of common stock in this offering have signed a lock-up agreement which prevents them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 90 days from the date of this prospectus without the prior written consent of the representatives. This 90-day period may be extended if (i) during the last 17 days of the 90-day period we issue an earnings release or announce material news or a material event relating to us occurs; or (ii) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the announcement of the material news or material event.

Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 90-day period. When determining whether or not to release shares from the lock-up agreements, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Substantially all of the others holders of our capital stock signed a lock-up agreement in connection with our initial public offering which closed on September 25, 2007. The IPO lock-up agreements prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 180 days following September 19, 2007 without the prior written consent of the representatives. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the announcement of the material news or material event.

Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may in their sole discretion and at any time without notice release some or all of the shares subject to the IPO lock-up agreements prior to the expiration of the 180-day period described above. However, subject to certain limited exceptions, a number of our stockholders who own more than one percent of our outstanding shares and who have signed lock-up agreements have a right either to consent to such a release from the lock-up or to have a pro rata portion of their shares released from their respective lock-ups. When determining whether or not to release shares from the lock-up agreements, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our “affiliate,” or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our “affiliates” within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our common stock, which will equal approximately           shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options, or the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract (such as our current stock option plans) may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

UNDERWRITING

athenahealth, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies & Company, Inc. and Piper Jaffray & Co. are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies & Company, Inc.
Piper Jaffray & Co.

Total	3,110,559

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, each of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated severally have an option to buy up to an additional 466,584 shares in the aggregate from us and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, these underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

The common stock is listed on the NASDAQ Global Market under the symbol “ATHN.”

athenahealth and its executive officers, directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period athenahealth issues an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, athenahealth announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NASDAQ Global Market, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to athenahealth; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives, and may also be made available on websites maintained by the underwriters. The representatives may agree to allocate a number of shares to the underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. The information on, or that can be accessed through, these websites is not part of this prospectus.

athenahealth estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      million.

athenahealth and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

Goodwin Procter llp, Boston, Massachusetts, will pass upon the validity of the common stock offered by this prospectus. Ropes & Gray LLP, Boston, Massachusetts, will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

The financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the Company’s adoption of Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment and Financial Accounting Standards Board (“FASB”) Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable) and has been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we and the selling stockholders are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

athenahealth, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
athenahealth, Inc.
Watertown, Massachusetts

We have audited the accompanying consolidated balance sheets of athenahealth, Inc. and subsidiary (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of athenahealth, Inc. and subsidiary as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, the Company changed its method of accounting for share-based awards upon the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised), Share-Based Payment, and changed its method of accounting for warrants issued for redeemable securities upon the adoption of Financial Accounting Standards Board (“FASB”) Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 22, 2007

athenahealth, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006	September 30, 2007
			(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,309,183	$4,191,480	$89,809,109
Short-term investments		5,544,828	—
Accounts receivable, net of allowances of $402,000, $565,000 and $625,000 at December 31, 2005 and 2006 and September 30, 2007, respectively	6,921,599	10,009,247	13,331,034
Prepaid expenses and other current assets	1,491,291	1,609,304	2,177,865

Total current assets	17,722,073	21,354,859	105,318,008
PROPERTY AND EQUIPMENT — Net	14,816,331	13,481,283	11,953,489
RESTRICTED CASH	3,524,854	3,169,436	2,569,436
CAPITALIZED SOFTWARE COSTS — Net	2,104,592	1,719,829	1,743,005
OTHER ASSETS	177,585	247,363	255,370

TOTAL ASSETS	$38,345,435	$39,972,770	$121,839,308

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Line of credit	$4,399,776	$7,204,034	$—
Current portion of long-term debt	1,843,504	3,116,297	7,596,407
Accounts payable	1,028,474	1,130,352	659,859
Accrued expenses	5,795,600	7,633,161	9,615,873
Deferred revenue	2,916,879	3,614,052	4,290,084
Current portion of deferred rent	962,692	948,020	999,750

Total current liabilities	16,946,925	23,645,916	23,161,973
WARRANT LIABILITY		2,423,129	—
LONG-TERM DEFERRED RENT — Net of current portion	11,746,460	11,108,200	10,459,843
LONG-TERM DEBT — Net of current portion	13,893,672	16,972,719	15,220,508

Total liabilities	42,587,057	54,149,964	48,842,324

CONTINGENCIES (Note 13)
CONVERTIBLE PREFERRED STOCK
Convertible preferred stock, $0.01 par value — authorized 26,389,684 shares; issued, 22,331,991 shares and outstanding, 21,531,457 shares at December 31, 2005 and 2006; at redemption value (liquidation value $50,094,006); no shares authorized, issued or outstanding at September 30, 2007	50,094,006	50,094,006	—
STOCKHOLDERS’ DEFICIT:
Preferred stock, $0.01 par value per share; no shares authorized, issued and outstanding at December 31, 2005 and 2006; authorized, 5,000,000 shares, and no shares issued and outstanding at September 30, 2007	—	—	—
Common stock, $0.01 par value — authorized, 50,000,000 shares; issued, 5,097,554 shares and outstanding, 4,620,229 shares at December 31, 2005; issued 5,281,291 shares and outstanding, 4,803,966 shares at December 31, 2006; 125,000,000 shares authorized, 33,513,893 shares issued, 32,236,034 shares outstanding at September 30, 2007	50,976	52,813	335,139
Additional paid-in capital	2,770,243	2,090,153	144,553,985
Treasury stock, at cost, 1,277,859 shares	(1,200,194)	(1,200,194)	(1,200,194)
Accumulated other comprehensive (loss) income	(400)	(34,211)	59,642
Accumulated deficit	(55,956,253)	(65,179,761)	(70,751,588)

Total stockholders’ (deficit) equity	(54,335,628)	(64,271,200)	72,996,984

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY	$38,345,435	$39,972,770	$121,839,308

See notes to consolidated financial statements.

athenahealth, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

REVENUE:
Business services	$35,032,838	$48,957,775	$70,652,305	$51,167,219	$67,648,537
Implementation and other	3,905,040	4,582,352	5,160,528	3,799,908	4,959,538

Total revenue	38,937,878	53,540,127	75,812,833	54,967,127	72,608,075

OPERATING EXPENSES:
Direct operating	20,512,203	27,544,335	36,530,062	26,624,118	33,900,361
Selling and marketing	7,650,017	11,680,272	15,644,648	11,247,572	12,643,302
Research and development	1,484,566	2,925,382	6,903,029	4,645,504	5,450,667
General and administrative	8,519,870	15,545,013	16,346,562	11,921,040	13,912,101
Depreciation and amortization	3,159,425	5,482,769	6,238,570	4,588,539	4,325,265

Total operating expenses	41,326,081	63,177,771	81,662,871	59,026,773	70,231,696

OPERATING LOSS	(2,388,203)	(9,637,644)	(5,850,038)	(4,059,646)	2,376,379
OTHER INCOME (EXPENSE):
Interest income	139,835	105,530	371,684	250,610	356,137
Interest expense	(1,361,509)	(1,861,068)	(2,670,383)	(1,882,322)	(2,398,839)
Other expense			(701,996)	(445,149)	(5,689,063)

Total other expense	(1,221,674)	(1,755,538)	(3,000,695)	(2,076,861)	(7,731,765)

LOSS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(3,609,877)	(11,393,182)	(8,850,733)	(6,136,507)	(5,355,386)
Income tax expense	—	—	—	—	216,441

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(3,609,877)	(11,393,182)	(8,850,733)	(6,136,507)	(5,571,827)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	(372,775)	(372,775)	—

NET LOSS	$(3,609,877)	$(11,393,182)	$(9,223,508)	$(6,509,282)	(5,571,827)

NET LOSS PER SHARE — BASIC AND DILUTED
BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$(0.87)	$(2.51)	$(1.88)	$(1.31)	$(0.91)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	(0.08)	$(0.08)	—

NET LOSS PER SHARE — BASIC AND DILUTED	$(0.87)	$(2.51)	$(1.96)	$(1.39)	$(0.91)

WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC AND DILUTED	4,151,156	4,531,691	4,707,902	4,679,762	6,095,261

See notes to consolidated financial statements.

athenahealth, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

				Note			Accumulated
			Additional	Receivable			Other		Total	Total
	Common Stock		Paid-In	From	Treasury Stock		Comprehensive	Accumulated	Stockholders’	Comprehensive
	Shares	Amount	Capital	Shareholder	Shares	Amount	(Loss) Income	Deficit	(Deficit) Equity	Loss

BALANCE — January 1, 2004	$3,662,179	$36,622	$1,316,155	$(49,336)	(951,004)	$(1,113,925)	$	$(40,953,194)	$(40,763,678)
Stock options exercised	1,291,003	12,910	667,394						680,304
Repurchase of unvested restricted common stock					(326,855)	(86,269)			(86,269)
Warrants exercised	417	4	254						258
Remeasurement of preferred stock warrant			126,735						126,735
Payment of shareholder note receivable				49,336					49,336
Net loss								(3,609,877)	(3,609,877)	$(3,609,877)

Total comprehensive loss										$(3,609,877)

BALANCE — December 31, 2004	4,953,599	49,536	2,110,538		(1,277,859)	(1,200,194)		(44,563,071)	(43,603,191)
Stock options exercised	142,287	1,423	143,762						145,185
Issuance of preferred stock warrants			514,925						514,925
Warrants exercised	1,668	17	1,018						1,035
Net loss								(11,393,182)	(11,393,182)	$(11,393,182)
Foreign currency translation adjustment							(400)		(400)	(400)

Total comprehensive loss										$(11,393,582)

BALANCE — December 31, 2005	5,097,554	50,976	2,770,243		(1,277,859)	(1,200,194)	(400)	(55,956,253)	(54,335,628)
Reclassification of warrants upon adoption of FSP 150-5			(1,229,051)						(1,229,051)
Stock compensation expense			356,329						356,329
Stock options exercised	183,737	1,837	192,632						194,469
Net loss								(9,223,508)	(9,223,508)	$(9,223,508)
Unrealized loss on available-for-sale investments							(34,046)		(34,046)	(34,046)
Foreign currency translation adjustment							235		235	235

Total comprehensive loss										$(9,257,319)

BALANCE — December 31, 2006	5,281,291	52,813	2,090,153		(1,277,859)	(1,200,194)	(34,211)	(65,179,761)	(64,271,200)

Stock compensation expense			937,267						937,267
Stock options exercised	422,115	4,221	670,449						674,670
Warrants exercised	478,496	4,785	1,705,842						1,710,627
Shareholder contribution of capital			591,936						591,936
Shares issued in initial public offering, net of expenses	5,000,000	50,000	81,237,063						81,287,063
Conversion of convertible preferred stock to common stock	22,331,991	223,320	49,870,686						50,094,006
Reclassification of warrant liability to additional paid-in-capital			7,450,589						7,450,589
Net loss								(5,571,827)	(5,571,827)	(5,571,827)
Unrealized gain on available-for-sale investments							34,119		34,119	34,119
Foreign currency translation adjustment							59,734		59,734	59,734

Total comprehensive loss										$(5,477,974)

BALANCE — September 30, 2007 (unaudited)	33,513,893	$335,139	$144,553,985		(1,277,859)	$(1,200,194)	$59,642	$(70,751,588)	$72,996,984

See notes to consolidated financial statements

athenahealth, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,609,877)	$(11,393,182)	$(9,223,508)	$(6,509,282)	$(5,571,827)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,159,425	5,482,769	6,238,570	4,588,539	4,325,265
Accretion of debt discount	194,297	403,155	137,942	105,302	136,443
Amortization of premium (discounts) on investments	159,340	69,284	(58,502)	—	(73,784)
Non-cash rent expense		3,202,647	2,627,801	1,970,851	1,971,090
Financial advisor fee paid by investor				—	591,936
Provision for uncollectable accounts	(37,868)	294,782	(17,328)	72,871	379,239
Remeasurement of preferred stock warrants	126,735		12,336
Valuation of preferred stock warrants				—	(32,860)
Cumulative effect of change in accounting principle			372,775	372,775	—
Noncash warrant expense			701,996	445,149	5,027,460
Stock compensation expense			356,329	171,232	937,267
Loss on disposal of property and equipment	42,851	22,129	258,579	6,588	98,223
Changes in operating assets and liabilities:
Accounts receivable	(1,689,975)	(1,847,242)	(3,064,777)	(2,685,080)	(3,701,026)
Prepaid expenses and other current assets	(202,965)	(697,969)	(128,295)	13,566	(568,561)
Accounts payable	602,704	(1,280,251)	512,468	586,312	(586,166)
Accrued expenses	1,282,538	1,953,280	1,837,561	454,071	2,053,829
Deferred revenue	114,378	542,572	697,173	397,371	676,032
Deferred rent		9,372,889	(3,280,733)	(2,440,189)	(2,567,478)
Other long-term liabilities
Other long-term assets	32,393	(114,062)	(69,778)	(49,195)	(8,007)

Net cash provided by (used in) operating activities	173,976	6,010,801	(2,089,391)	(2,499,119)	3,087,075

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized software development costs	(1,808,445)	(1,640,725)	(1,137,267)	(830,114)	(800,842)
Purchase of property and equipment	(3,035,581)	(13,348,125)	(4,067,609)	(2,673,552)	(2,050,159)
Proceeds from sale of property and equipment	8,402		14,950	—
Proceeds from sales and maturities of investments	5,201,000	4,000,000	1,000,000	—	7,603,469
Purchases of investments	(7,158,706)		(6,520,372)	(3,180,281)	(1,949,257)
Proceeds from note receivable	132,581	55,069	4,739	—
(Increase) decrease in restricted cash	(3,460,979)	612,448	355,418	355,418	600,000

Net cash (used in) provided by investing activities	(10,121,728)	(10,321,333)	(10,350,141)	(6,328,529)	3,403,211

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of convertible preferred stock	6,416,253
Proceeds from exercise of stock options and warrants	680,404	146,378	194,469	172,872	2,385,297
Repayments of shareholder note receivable	49,336
Purchase of treasury stock	(86,269)
Payments on long-term debt	(1,514,080)	(7,398,496)	(2,432,065)	(1,592,380)	(2,492,601)
Proceeds of initial public offering, net of issuance cost				—	81,287,063
Proceeds from long-term debt	1,409,103	15,279,726	6,752,934	5,479,440	5,116,917
Proceeds from line of credit	1,600,420	5,112,125	11,043,668	8,070,245	5,914,415
Payments on line of credit	(74,088)	(4,212,349)	(8,239,410)	(5,489,410)	(13,118,449)

Net cash provided by financing activities	8,481,079	8,927,384	7,319,596	6,640,767	79,092,642

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(1,537)	2,233	(2,829)	34,701

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,466,673)	4,615,315	(5,117,703)	(2,189,710)	85,617,629
CASH AND CASH EQUIVALENTS — Beginning of period	6,160,541	4,693,868	9,309,183	9,309,183	4,191,480

CASH AND CASH EQUIVALENTS — End of period	$4,693,868	$9,309,183	$4,191,480	$7,119,473	$89,809,109

SUPPLEMENTAL DISCLOSURES OF NONCASH ITEMS — Property and equipment recorded in accounts payable and accrued expenses	$22,625	$595,038	$184,449	$200,066	$300,124

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid for interest	$1,218,184	$1,252,382	$1,944,866	$1,862,465	$2,388,146

See notes to consolidated financial statements.

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS AND ORGANIZATION

General — athenahealth, Inc. (the “Company”) is a business services company that provides ongoing billing, collecting, and related services to its customers. The Company provides these services with the use of athenaNet, a proprietary internet-based practice management application. The Company’s customers consist of medical group practices ranging in size throughout the United States of America.

In October 2005, the Company established a subsidiary in Chennai, India, Athena Net India Pvt. Ltd., to conduct research and development activities.

Initial Public Offering (Unaudited) — On September 25, 2007, the Company raised $90.0 million in gross proceeds from the sale of 5.0 million shares of its common stock in an Initial Public Offering (“IPO”) at $18.00 per share. The net offering proceeds after deducting approximately $8.7 million in offering related expenses and underwriters’ discount were approximately $81.3 million. All outstanding shares of the Company’s convertible preferred stock were converted into 21,531,457 shares of common stock upon completion of the IPO.

Risks and Uncertainties — The Company is subject to risks common to companies in similar industries and stages of development, including, but not limited to, competition from larger companies, a volatile market for its services, new technological innovations, dependence on key personnel, third-party service providers and vendors, protection of proprietary technology, fluctuations in operating results, dependence on market acceptance of its products and compliance with government regulations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the results of operations of the Company and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Statements — The accompanying interim consolidated balance sheet and statement of stockholders’ (deficit) equity as of September 30, 2007 and the consolidated statements of operations and cash flows for the nine months ended September 30, 2006 and 2007 are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments consisting of normal recurring accruals considered necessary to present fairly the Company’s financial position as of September 30, 2007 and results of its operations and its cash flows for the nine months ended September 30, 2006 and 2007. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

Net Loss per Share — Basic and diluted net loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive for all periods presented.

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share:

				As of
	Years Ended December 31,			September 30,
	2004	2005	2006	2007
				(Unaudited)

Convertible preferred stock	21,531,457	21,531,457	21,531,457	—
Warrants to purchase convertible preferred stock	360,412	521,357	554,787	—
Options to purchase common stock	2,088,702	2,437,794	2,825,686	2,896,117
Warrants to purchase common stock	75,000	75,000	75,000	154,936

Total	24,055,571	24,565,608	24,986,930	3,051,053

Comprehensive Loss — The Company has applied Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income (loss) be reported in the consolidated financial statements in the period in which they are recognized. Comprehensive loss includes net loss, foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Revenue Recognition — The Company generally recognizes revenue when there is evidence of an arrangement, the service has been provided to the customer, the collection of the fees is reasonably assured, and the amount of fees to be paid by the customer are fixed or determinable.

The Company derives its revenue from business services fees, implementation fees and other services. Business services fees include amounts charged for ongoing billing, collecting and related services and are generally billed to the customer as a percentage of total collections. The Company does not recognize revenue for business services fees until these collections are made as the services fees are not fixed and determinable until such time. Business services fees also include amounts charged to customers for generating and mailing patient statements and are recognized as the related services are performed.

Implementation revenue consists primarily of professional services fees related to assisting customers with the implementation of the Company’s services and are generally billed upfront and recorded as deferred revenue until the implementation is complete and then recognized ratably over the expected performance period. Other services consist primarily of training and interface fees and are recognized as the services are performed.

Direct Operating Expenses — Direct operating expenses consist primarily of salaries, benefits and stock-based compensation related to personnel who provide services to clients, claims processing costs and other direct costs related to collection and business services. The reported amounts of direct operating expenses do not include allocated amounts for rent, depreciation, amortization or other overhead costs.

Research and Development Expenses — Research and development expenses consist primarily of personnel-related costs and consulting fees for third party developers. All such costs are expensed as incurred.

Cash and Cash Equivalents — Cash and cash equivalents consist of deposits, money market funds, commercial paper, and other liquid securities with remaining maturities of three months or less at the date of purchase.

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments — Management determines the appropriate classification of investments at the time of purchase based upon management’s intent with regard to such investments. All investments are classified as available-for-sale and are recorded at fair value with unrealized gains and losses included in accumulated other comprehensive loss (income).

Accounts Receivable — Accounts receivable represents amounts due from customers for subscription and implementation services. Accounts receivable are stated net of an allowance for contractual adjustments and uncollectible accounts, which are determined by establishing reserves for specific accounts and consideration of historical and estimated probable losses.

Activity in the allowance is as follows:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2007
				(Unaudited)

Beginning balance	$145,000	$107,132	$402,196	$564,347
Provision	274,399	1,393,540	1,287,303	1,320,717
Write-offs and adjustments	(312,267)	(1,098,476)	(1,125,152)	(1,260,352)

Ending balance	$107,132	$402,196	$564,347	$624,712

Financial Instruments — The carrying amount of the Company’s financial instruments approximates their fair value primarily because of their short-term nature and include cash equivalents, investments, accounts receivable, accounts payable, and accrued expenses. The carrying amounts of the Company’s debt obligations approximate fair value based upon our best estimate of interest rates that would be available for similar debt obligations.

Property and Equipment — Property and equipment are stated at cost. Equipment, furniture and fixtures and purchased software are depreciated using the straight-line method over their estimated useful lives, generally ranging from three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the useful life of the improvements or lease terms, excluding renewal periods. Costs associated with maintenance and repairs are expensed as incurred.

Long-Lived Assets — Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition as compared with the asset carrying value. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. No impairment losses have been recognized in the years ended December 31, 2004, 2005 or 2006 or the nine-months ended September 30, 2007 (unaudited).

Restricted Cash — Restricted cash consists primarily of funds held under a letter of credit as a condition of the Company’s operating lease for its corporate headquarters (see Note 5). The letter of credit may be reduced during 2007 and 2008 to $1,712,957 and $856,478, respectively, provided there is no breach of the lease agreement. The letter of credit will remain in effect during the term of the lease agreement.

Capitalized Software Costs — The Company accounts for internal software development costs under the provisions of American Institute of Certified Public Accountants Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Under SOP 98-1, costs related to the preliminary project stage of subsequent versions of athenaNet and/or other technologies are expensed as incurred. Costs incurred in the application development stage are capitalized and such costs are amortized over the software’s estimated economic life. In 2005, the estimated useful life of the software was changed to two years from the initially estimated three year life, which increased amortization expense in athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005 by $732,486. Amortization expense was $1,171,285, $2,179,872 and $1,522,030 for the years ended December 31, 2004, 2005 and 2006, respectively. Amortization expense was $1,156,878 and $777,666 for the nine months ended September 30, 2006 and September 30, 2007 (unaudited). Future amortization expense for all software development costs capitalized as of December 31, 2006, is estimated to be $958,336, $529,295 and $232,198, for the years ending December 31, 2007, 2008, and 2009, respectively.

Accrued expenses — Accrued expenses consist of the following:

			As of
	As of December 31,		September 30,
	2005	2006	2007
			(unaudited)

Accrued expenses	$2,403,013	$2,608,463	$3,930,991
Accrued bonus	1,612,904	2,931,201	2,253,122
Accrued vacation	674,737	767,522	983,232
Accrued payroll	504,748	689,738	1,557,200
Accrued commissions	600,198	636,237	891,328

	$5,795,600	$7,633,161	$9,615,873

Warrant Liability — Effective January 1, 2006, freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with Financial Accounting Standards Board (“FASB”) Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (“FSP 150-5”), an interpretation of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Under FSP 150-5, freestanding warrants exercisable for shares of the Company’s redeemable convertible preferred stock are classified as a warrant liability on the Company’s balance sheet. The warrants issued for the purchase of the Company’s Series D and Series E Preferred Stock are subject to the provisions of FSP 150-5. The Company accounted for the adoption of FSP 150-5 as a cumulative effect of change in accounting principle of $372,775 recorded on January 1, 2006, the date of the Company’s adoption of FSP 150-5. The cumulative effect adjustment was calculated as the difference in the fair value of the warrants from the historical carrying value as of January 1, 2006. The original carrying value of the warrants, $1,229,051, was reclassified to liabilities from additional paid-in capital at the date of adoption. At December 31, 2006, and September 30, 2006, the Company remeasured the warrant liability and recorded charges of $701,996 and $445,149 (unaudited) during the respective periods, for the increase in value of the warrants. During the nine months ended September 30, 2007, the Company revalued the warrant liability relating to the preferred stock warrants and recorded other expense of $4,994,598 (unaudited). Upon completion of the IPO and the conversion of outstanding preferred stock to common stock, the preferred stock warrants became automatically exercisable into shares of common stock. Accordingly, the warrant liability of $7,450,589 (unaudited) was reclassified to additional paid-in capital. During the year ended December 31, 2005, the fair value of the Company’s warrants to purchase Series D and Series E Preferred Stock increased by approximately $397,000 related to the fair value assigned to warrants issued in December 2005 (see note 9) and by $373,000 due to a change in warrant fair value.

Deferred Rent — Deferred rent consists of step rent and tenant improvement allowances and other incentives received from landlords related to the Company’s operating leases for its facilities. Step rent represents the difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease, including any construction period. The excess is recorded as a deferred credit in the early periods of the lease, when cash payments are generally lower than straight-line rent expense, and is reduced in the later periods of the lease when payments begin to exceed the straight-line expense. Tenant allowances from landlords for tenant improvements are generally comprised of cash received from the landlord as part of the negotiated terms of the lease or reimbursements of moving costs. These cash athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payments are recorded as deferred rent from landlords and are amortized as a reduction of periodic rent expense, over the term of the applicable lease.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk are cash equivalents, investments, and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents and investments by investing in highly-rated corporate and financial institutions. With respect to customer accounts receivable, the Company manages its credit risk by performing ongoing credit evaluations of its customers and, when deemed necessary, requiring letters of credit, guarantees, or collateral. No customer accounted for more than 10% of revenues or accounts receivable as of or for the years ended December 31, 2004, 2005 or 2006, or as of or for the nine-months ended September 30, 2006 or 2007.

Other Expense — other expense consists of the following:

	Year Ended
	December 31,	Nine Months Ended September 30,
	2006	2006	2007
		(Unaudited)	(Unaudited)

Unrealized loss on warrants	701,996	$445,149	$4,994,598
Financial advisor fees paid by shareholder (Note 14)			591,936
Other			102,529

	$701,996	$445,149	$5,689,063

Income Taxes — Deferred tax assets and liabilities relate to temporary differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and laws expected to be in effect at the time of their reversal. A valuation allowance is established to reduce net deferred tax assets if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes represents the Company’s federal and state income tax obligations as well as foreign tax provisions. The Company’s provision for income taxes was $216,441 (unaudited) for the nine months ended September 30, 2007. The Company did not record a provision for income taxes for the three and nine months ended September 30, 2006, as the Company was in a loss position and no benefit was recorded.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (“FIN 48”). This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements.

On January 1, 2007, the Company adopted FIN 48 and recognized a reduction in recognized deferred tax asset for unrecognized tax benefits totaling $744,000. Because of the Company’s net loss position and full valuation allowance on net deferred tax assets, the adoption of FIN 48 had no impact on the Company’s balance sheet or accumulated deficit upon implementation.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits in income tax expense. As of September 30, 2007 the Company has no accrued interest or penalties related to uncertain tax positions. Tax returns for all years are open for audit by the Internal Revenue Service (“IRS”) until the Company begins utilizing its net operating losses as the IRS has the ability to adjust the amount of a net operating loss utilized on an income tax return. The Company’s primary state jurisdiction is the Commonwealth of Massachusetts.

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment Reporting — Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief decision-maker, or decision-making group, in making decisions regarding resource allocation and assessing performance. The Company, which uses consolidated financial information in determining how to allocate resources and assess performance, has determined that it operates in one segment.

Treasury Stock — Shares of the Company’s stock that are repurchased are recorded as treasury stock at cost and included as a component of stockholders’ deficit.

Stock-Based Compensation — On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, (“SFAS 123(R)”) to account for stock-based awards. SFAS 123(R) addresses accounting for share-based awards, including shares issued under employee stock purchase plans, stock options, and share-based awards with compensation cost measured using the fair value of the awards issued. The Company adopted SFAS 123(R) using the prospective transition method, which requires the Company to recognize compensation cost for awards granted and awards modified, repurchased or cancelled on or after January 1, 2006. These costs are recognized on a straight-line basis over the requisite service period for all time vested awards.

Prior to January 1, 2006, the Company accounted for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No compensation expense was recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair value of the Company’s common stock at the date of grant.

The Company makes a number of estimates and assumptions related to SFAS 123(R). The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company’s estimates, such amounts will be recorded as an adjustment in the period estimates are revised. Actual results may differ substantially from these estimates. The Company also uses significant judgment in determining the expected volatility of its common stock and the expected term of the awards.

In determining the exercise prices for stock-based awards, the Company’s Board of Directors considers the estimated fair value of the common stock as of each grant date. The determination of the deemed fair value of the Company’s common stock involves significant assumptions, estimates and complexities that impact the amount of stock-based compensation. The estimated fair value of the Company’s common stock has been determined by the Board of Directors after considering a broad range of factors including, but not limited to, the illiquid nature of an investment in common stock, the Company’s historical financial performance and financial position, the Company’s significant accomplishments and future prospects, opportunity for liquidity events and, recent sale and offer prices of the common and convertible preferred stock in private transactions negotiated at arm’s length.

Foreign Currency Translation — The financial position and results of operations of the Company’s foreign subsidiary are measured using local currency as the functional currency. Assets and liabilities are translated at the rate of exchange in effect at the end of each reporting period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency translation gains and losses are recorded within accumulated other comprehensive (loss) income.

Recent Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements subsequent to initial recognition. Prior to the issuance of SFAS 157, which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, there were different definitions of fair value and limited definitions for applying those definitions under generally accepted accounting principles. SFAS 157 is effective for the Company on a prospective basis for the reporting athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period beginning January 1, 2008. The Company is evaluating the impact of SFAS 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure certain financial instruments at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact of SFAS 159 on its financial position, result of operations and cash flows.

In December 2007 the FASB issued SFAS No. 141(R), Business Combinations, (“SFAS 141(R)”) which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 141(R) will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes to a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 160 will have on its consolidated financial statements.

3.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	As of December 31,		As of September 30,
	2005	2006	2007
			(Unaudited)

Equipment	$6,011,620	$8,389,414	$9,253,675
Furniture and fixtures	2,352,938	2,806,447	2,816,566
Leasehold improvements	8,528,586	8,828,501	9,332,068
Software	2,586,667	3,325,212	3,791,765
Construction in progress	1,105,708	189,261	314,105

Total property and equipment, at cost	20,585,519	23,538,835	25,508,179
Accumulated depreciation	(5,769,188)	(10,057,552)	(13,554,690)

Property and equipment, net	$14,816,331	$13,481,283	11,953,489

Depreciation expense on property and equipment was $1,988,140, $3,302,897 and $4,716,540 for the years ended December 31, 2004, 2005 and 2006, respectively and $3,431,661 and $3,547,599 for the nine months ended September 30, 2006 and 2007, respectively (unaudited).

During 2005, depreciation expense includes amounts of approximating $315,000 relating to a change in the estimated useful lives of certain equipment and leasehold improvements in connection with the relocation of the Company’s headquarters. Additionally, in connection with the relocation, the Company wrote off fully athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

depreciated assets totaling approximately $4,700,000 during 2005. Since the assets were fully depreciated and no longer in service, there was no impact on the statement of operations.

4.	INVESTMENTS

The summary of available-for-sale securities at December 31, 2006 is as follows:

		Gross	Estimated
	Amortized	Unrealized	Fair
	Cost	Losses	Value

December 31, 2006
Corporate bonds	$5,578,874	$(34,046)	$5,544,828

Scheduled maturity dates of corporate bonds as of December 31, 2006 were within one year and therefore investments are classified as short-term. Realized gains and losses on sales of these investments were not material for the periods presented. The Company held no investments at December 31, 2005 or September 30, 2007.

5.	OPERATING LEASES AND OTHER COMMITMENTS

The Company maintains operating leases for facilities and certain office equipment. The facility leases contain renewal options and require payments of certain utilities, taxes, and shared operating costs of the leased facility. The Company also rents certain of its leased facilities to third-party tenants. The rental agreements expire at various dates from 2007 to 2015.

The Company entered into a lease agreement with a new landlord in connection with the relocation of its corporate offices in June 2005. The Company assumed possession of the leased space in January of 2005, with a rent commencement date of June 2005 and expiration date of June 2015. The Company was not required to pay rent from January 2005 through June 2005. The Company recognizes rent escalations and lease incentives for this lease on a straight-line basis over the lease period from January 2005 (date of possession) to June 2015.

Under the terms of such lease agreement, the landlord provided approximately $9.4 million in allowances to the Company for the leasehold improvements for the office space and reimbursement of moving costs. These lease incentives are being recorded as a reduction of rent expense on a straight-line basis over the term of the new lease. The Company has recorded the leasehold improvements in property and equipment in the accompanying balance sheets. Moving costs were expensed as incurred.

Additionally, the landlord agreed to make all payments under the Company’s lease agreement relating to its previous office space, amounting to approximately $2.1 million. The Company recognized the lease costs when the Company ceased to use the previous office space. The payments and incentives received from the new landlord are being recognized over the new lease term.

The lease agreement contains certain financial and operational covenants. These covenants provide for restrictions on, among other things, a change in control of the Company and certain structural additions to the premises, without prior consent from the landlord.

Rent expense totaled $1,158,127, $4,942,567 and $2,881,396 for the years ended December 31, 2004, 2005 and 2006, respectively. Rent expense for the nine-months ended September 30, 2006 and September 30, 2007 was $2,506,045 (unaudited) and $2,147,401 (unaudited), respectively. Rent expense for the year ended December 31, 2005, includes a charge of $1,738,441, related to the relocation of the Company headquarters, when the Company ceased using the previous leased space. In June 2005, the Company entered into a sub-lease agreement, which generated rental income of $310,337 and $165,219 for the years ended December 31, 2006 and 2005, respectively. Rental income was $82,668 (unaudited) and $122,712 (unaudited) for the nine athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

months ended September 30, 2006 and September 30, 2007 (unaudited), respectively, and has been recorded as a reduction in rent expense.

Future minimum lease payments under noncancelable operating leases as of December 31, 2006 are as follows:

	Future Rent	Future Sublease
Years Ending December 31	Payments	Income Payments

2007	$3,655,003	$315,895
2008	3,782,219	195,448
2009	3,931,380
2010	4,087,624
2011	4,263,834
Thereafter	16,208,120

Total minimum lease payments	$35,928,180	$511,343

In April 2007, the Company entered into a noncancelable contract with an availability services provider for data center services in the event of a service interruption in our primary data center. The term of the agreement is 36 months, commencing in July 2007 at a monthly rate of $27,161, for a total payments of $977,796 over the term of the agreement.

In May 2007, the Company entered into a ten year, noncancelable lease agreement with a data center provider in Bedford, Massachusetts. Under the agreement, the Company took possession of a portion of the contracted space in June 2007. Minimum payments under the lease total $119,000 in 2007 and $6,133,423 over the life of the agreement.

6.	LINE OF CREDIT

The Company has a revolving line of credit (“LOC”) with a bank, which has a maximum available borrowing amount of $10 million at December 31, 2006 and was scheduled to mature in August 2007. The LOC contains certain financial and nonfinancial covenants. In January 2007, the Company amended the LOC to adjust the interest rate to the prime rate and amend the financial covenant related to the Company’s adjusted quick ratio. In May 2007, the Company extended the maturity date of the LOC to August 2008.

Borrowings under the LOC are limited by the outstanding eligible accounts receivable balance of the Company, and may be further limited by accounts receivable concentrations, as defined. The LOC is collateralized by a first security interest in receivables, deposit accounts, and investments of the Company that have not been pledged as collateral under previous outstanding loan agreements and a second priority interest in intellectual property (see Note 7). As of December 31, 2006, principal amounts outstanding under the LOC accrue interest at a per-annum rate equal to the bank’s prime rate plus 0.50%. As of September 30, 2007, principal amounts outstanding under the LOC will accrue interest at a per-annum rate equal to the bank’s prime rate. In addition to the interest payment for outstanding amounts, the Company is required to pay a commitment fee equal to 0.125% of the average of the unused portion of the LOC, which is payable quarterly in arrears and recorded as additional interest expense. The Company had $4,399,776 and $7,204,034 outstanding under this LOC at December 31, 2005 and 2006, respectively and no balance outstanding at September 30, 2007 (unaudited). The interest rate in effect at December 31, 2006 and September 30, 2007 was 8.75% and 8.00% (unaudited), respectively. The available borrowings under the LOC at December 31, 2006 and September 30, 2007 were $442,910 and $8,960,728 (unaudited), respectively.

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	LONG TERM DEBT

The summary of outstanding long-term debt is as follows:

			As of
	As of December 31,		September 30,
	2005	2006	2007
			(Unaudited)

Subordinate note	$12,000,000	$14,000,000	$17,000,000
Equipment lines of credit	4,148,486	6,469,355	6,093,671

	16,148,486	20,469,355	23,093,671
Less unamortized discount	(411,310)	(380,339)	(276,756)

Total debt	15,737,176	20,089,016	22,816,915
Less current portion of long term debt	(1,843,504)	(3,116,297)	(7,596,407)

Long-term debt, net of current portion and debt discount	$13,893,672	$16,972,719	$15,220,508

Subordinate Note — In December 2005, the Company entered into a $12,000,000 loan and security agreement (the “subordinate note”) with a financing company. Proceeds were used to extinguish the term loan (see below) and for general operating purposes. The subordinate note is collateralized by a first security interest in intellectual property of the Company and second priority interest in receivables, deposit accounts, and investments of the Company that have not been pledged as collateral under the LOC (see Note 6). The subordinate note also contains certain financial and nonfinancial covenants. Interest is payable monthly at a rate of prime plus 3%. In connection with the subordinate note, the Company issued seven-year warrants to purchase 124,000 shares of the Company’s Series E Preferred Stock at an exercise price of $5.04 per share. The warrants expire in December 2012 and were valued using the Black-Scholes option pricing model (see Note 9). The gross proceeds were allocated between the subordinate note and the warrants based upon their relative fair values and totaled $11,602,400 and $397,600, respectively. The difference between the face amount of the subordinate note and the amount assigned to the subordinate note was recorded as a debt discount and is being accreted over the life of the subordinate note as additional interest expense.

In September 2006, the Company borrowed an additional $2,000,000, increasing the outstanding balance on the subordinate note to $14,000,000. Principal payments of $466,666 are scheduled to be made in 30 equal monthly payments beginning February 1, 2008. In connection with the increase in the subordinate note, the Company issued seven-year warrants to purchase 24,000 shares of the Company’s Series E Preferred Stock at an exercise price of $5.04 per share. The warrants expire in September 2013 and were valued using the Black-Scholes option pricing model (see Note 9). The additional proceeds were allocated between the subordinate note and the warrants based upon their relative fair values and totaled $1,914,336 and $85,664, respectively. The difference between the face amount of the additional subordinate note and the amount assigned to the additional subordinate note was recorded as a debt discount and is being accreted over the life of the additional subordinate note as additional interest expense.

The interest rate on the subordinated note at December 31, 2006 was 11.25%. The subordinate notes can be prepaid in whole or in part subject to a prepayment penalty equal to 3% of the amount prepaid if prepayment occurs prior to December 28, 2007. After such time, the prepayment penalty decreases to 1% of the amount prepaid.

In June 2007, the Company amended the subordinate note and borrowed an additional $3,000,000 from the financing company, which increased the outstanding balance on the subordinate note to $17,000,000. The amendment increased the monthly principal payments to $566,666 commencing February 1, 2008. The amendment also modified the interest rate on the subordinate note to the prime rate plus 1.75% (9.75% at athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2007). In connection with the amendment, the Company issued seven-year warrants to purchase 5,000 shares of the Company’s Series E Preferred Stock at an exercise price of $9.30 per share. These warrants expire in June 2014 and were valued using the Black-Scholes option pricing model (see Note 9). The proceeds were allocated between the subordinate note and the warrants and totaled $2,967,140 and $32,860, respectively. The fair value of the warrants was recorded as a debt discount and is being accreted over the life of the additional subordinate note as additional interest expense. The warrants are included in the warrant liability in the consolidated balance sheet.

Term Loan — In November 2003, the Company entered into a $6,000,000 term loan with a financing company and a bank. The term loan was subordinate to the LOC (see Note 6) and to other loan agreements collateralized by specific assets. Principal amounts were originally scheduled to be repaid in 30 equal monthly payments beginning June 2005. Interest was payable monthly beginning in December 2004 at the greater of 9.25%, or the prime rate plus 5%, In connection with the term loan, the Company issued seven-year warrants to purchase 235,424 shares of the Company’s Series D Preferred Stock at an exercise price of $3.08 per share. The warrants expire in November 2010 and were valued using the Black-Scholes option pricing model (see Note 9). The gross proceeds were allocated between the term loan and warrants based upon their relative fair value and totaled $5,473,781 and $526,219, respectively. The difference between the face amount of the term loan and the amount assigned to the term loan was recorded as a debt discount and was being accreted over the life of the term loan as additional interest expense.

In February 2005, the Company amended the term loan, deferring the beginning of principal repayment until January of 2006. In connection with this amendment, the bank and the financing company received 30,000 warrants to purchase Series E Preferred Stock at an exercise price of $5.04 per share. The warrants expire in February 2012 and were valued using the Black-Scholes option pricing model (see Note 9). The resulting fair value of $95,270, was recorded as additional interest expense.

In December 2005, the Company paid the balance of the term loan and recorded additional charges to interest expense of $244,000 to fully amortize the debt discount, write off outstanding deferred financing fees and recognize a penalty for the early extinguishment of the debt.

Equipment Lines of Credit — A summary of equipment lines of credit is as follows, which consist of promissory notes and an equipment line of credit that may be used to fund capital equipment purchases:

Promissory Notes — In March, June and September of 2006, the Company entered into promissory note and security agreements (the “Promissory Notes”) with a finance company totaling $3,595,783, which are collateralized by specific equipment. The Promissory Notes are payable in 36 equal monthly installments, with interest equal to 10.69% per annum. In connection with the Promissory Notes, the Company issued seven-year warrants to purchase a total of 7,134 shares of the Company’s Series E Preferred Stock at exercise prices of $5.04 per share. The warrants expire 7 years from issuance and were valued using the Black-Scholes option pricing model (see Note 9). The gross proceeds were allocated between the Promissory Notes and the warrants based upon their relative fair values and totaled $3,570,318 and $25,465, respectively. The difference between the face amount of the Promissory Notes and the amount assigned to the Promissory Notes was recorded as a debt discount and is being accreted over the life of the Promissory Notes as additional interest expense.

In December 2006, the Company entered into an additional promissory note (the “December 2006 Promissory Note”) for $1,157,150, with the same financing company. The December 2006 Promissory Note is payable in 36 equal monthly installments, with interest equal to 10.48% per annum. In connection with the December 2006 Promissory Note, the Company issued seven-year warrants to purchase 2,296 shares of the Company’s series E Preferred Stock at an exercise price of $5.04 per share. The warrants expire in December of 2013 and were valued using the Black-Scholes option pricing model (see Note 9). The amounts assigned to the December 2006 Promissory Note and the warrants were $1,148,971 athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and $8,179, respectively. The difference between the face amount of the December 2006 Promissory Note and the amount assigned to the December 2006 Promissory Note was recorded as a debt discount and is being accreted over the life of the December 2006 Promissory Note as additional interest expense.

As of December 31, 2006 and September 30, 2007, the Company had $4,064,988 and $4,091,448 (unaudited), respectively, outstanding under the Promissory Notes and the December 2006 Promissory Note and $23,895 and $12,723 (unaudited) of unamortized debt discount, respectively. The Promissory Notes and the December 2006 Promissory Notes are subject to a prepayment penalty of 3% of the amount repaid if repayment occurs prior to June 21, 2007, 2% if prepayment occurs prior to June 2008 and 1% of the amount prepaid if repayment occurs prior to June 2008.

In March 2007, the Company entered into a promissory note (the “March 2007 Promissory Note”) for $400,677 with the same financing company, which is payable in 36 equal monthly installments, with interest equal to 11.51% per annum. The March 2007 Promissory Note is collateralized by specific equipment.

In May 2007, the Company entered into a promissory note (the “May 2007 Promissory Note”) for $838,205 with the same financing company, which is payable in 36 equal monthly installments, with interest equal to 11.58% per annum. The May 2007 Promissory Note is collateralized by specific equipment.

Equipment Line — In February 2005, the Company entered into a $3,500,000 master loan and security agreement (the “Equipment Line”) with a financing company. The Equipment Line allows for the Company to be reimbursed for eligible equipment purchases, submitted within 120 days of the applicable equipment’s invoice date. Each borrowing is payable in 33 equal monthly installments, commencing on the first day of the fourth month after the date of the disbursements of such loan and continuing on the first day of each month thereafter until paid in full. The interest rate in effect each month shall be equal to the greater of 9% or the prime rate in effect on the last day of the month, plus 3.75%. In connection with the Equipment Line, the Company issued seven-year warrants to purchase 6,945 shares of the Company’s Series E Preferred Stock at an exercise price of $5.04 per share. The gross proceeds were allocated based upon their relative fair value. The amounts assigned to the Equipment Line and warrants were $3,257,671 and $22,055, respectively. The debt discount is being accreted over the life of the Equipment Line as additional interest expense. As of December 31, 2005 and 2006, the Company had $2,913,778 and $1,847,034, respectively, outstanding under the Equipment Line and $13,710 and $4,629, respectively, of unamortized debt discount. At September 30, 2007, the Company had $952,563 (unaudited) outstanding under the Equipment Line and $1,032 (unaudited) of unamortized debt discount. The interest rate on the Equipment Line at December 31, 2006 and September 30, 2007 was 12.0%.

In June 2007, the Company entered into a $6,000,000 master loan and security agreement (the “June 2007 Equipment Line”) with a financing company. The Equipment Line allows for the Company to be reimbursed for eligible equipment purchases, submitted within 90 days of the applicable equipment’s invoice date. Each borrowing is payable in 36 equal monthly installments, commencing on the first day of the fourth month after the date of the disbursements of such loan and continuing on the first day of each month thereafter until paid in full. At September 30, 2007, the Company had $878,036 (unaudited) outstanding under the Equipment Line. The weighted average interest rate on the Equipment Line at September 30, 2007 was 5.6%.

Security Agreement — In August 2002, the Company entered into a $500,000 master security agreement (the “Security Agreement”) with a leasing company, which is collateralized by specific equipment. The Company amended the Security Agreement at various dates through June 2004, which increased the commitment amount to $2,256,068. The Security Agreement allows the Company to be reimbursed for eligible equipment purchased. The amounts borrowed under the Security Agreement are payable over 36 to 42 months with interest ranging from 7.89% to 8.89%. Interest rates on certain borrowings may be increased or decreased athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by the number of points that the yield on three-year interest rate swaps on the term commencement date is above or below 2.56%. At December 31, 2005 and 2006, the Company had $1,083,190 and $557,333, respectively, outstanding under the Security Agreement. At September 30, 2007, the Company had $171,630 (unaudited) outstanding under the Security Agreement. The interest rates in effect at December 31, 2006 and September 30, 2007 ranged from 7.91% to 8.87% (unaudited). The Security Agreement can be repaid prior to the maturity date, however the instrument has prepayment penalties ranging from 1% to 4%, based upon dates of prepayments.

In addition, during 2005, the Company repaid the balance due of $151,518 under a master equipment lease agreement originating in November 2002.

Future principal payments on debt as of December 31, 2006, are as follows:

Years Ending December 31

2007	$3,116,297
2008	7,512,544
2009	6,573,845
2010	3,266,669

Total debt	20,469,355

Less current portion	(3,116,297)
Less unamortized debt discount	(380,339)

Long-term portion	$16,972,719

The Company’s borrowings are secured by substantially all of the Company’s assets, including intellectual property and our loan agreements restrict our ability to incur indebtedness, create liens, make investments, sell assets, pay dividends or make distributions on and, in certain cases, repurchase shares of the Company’s stock or consolidate or merge with other entities.

Interest paid was $1,218,184, $1,252,382, and $1,944,866 for the years ended December 31, 2004, 2005 and 2006, respectively and $1,862,465 and $2,388,146 for the nine months ended September 30, 2006 and September 30, 2007, respectively (unaudited).

8.	CONVERTIBLE PREFERRED STOCK

The Company has designated seven series of convertible preferred stock (“preferred stock”). All series have a par value of $0.01 per share. A summary of the preferred stock at December 31, 2005 and 2006 is as follows:

	Shares	Shares	Shares	Par	Liquidation
	Authorized	Issued	Outstanding	Value	Value

Series A-1	1,600,000	1,600,000	1,600,000	$16,000	$1,600,000
Series A-2	1,045,015	1,041,310	787,748	10,413	1,063,460
Series B-1	1,250,000	1,077,000	627,000	10,770	30,096
Series B-2	127,605	116,367	19,395	1,164	20,947
Series C	8,000,000	7,214,288	7,214,288	72,143	10,100,003
Series D	12,977,380	9,993,342	9,993,342	99,933	30,779,493
Series E	1,389,684	1,289,684	1,289,684	12,897	6,500,007

Total	26,389,684	22,331,991	21,531,457	$223,320	$50,094,006

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All outstanding shares of the Company’s convertible preferred stock were converted into 21,531,457 shares (unaudited) of common stock upon completion of the initial public offering in September 2007.

A summary of the rights, preferences, and privileges of the preferred stock is as follows:

Dividends — The holders of each series of preferred stock are entitled to receive, prior to any distribution to the holders of common stock, preferential, noncumulative dividends when and if declared by the Board of Directors of the Company. No dividends shall be paid or declared on common shares unless and until dividends on the preferred stock have been paid or declared and set aside for payments in amounts equal to the stated dividend rights. The holders of Series C Preferred, Series D Preferred, and Series E Preferred Stock shall be entitled to receive noncumulative dividends at a rate of 8% per annum, when and if declared by the Board of Directors. No dividends of any kind have been declared to date.

Liquidation — In the event of any liquidation, dissolution, or winding-up of the Company (including a change of control), the holders of preferred stock are entitled to receive, out of the assets of the Company available for distribution to its stockholders, a per-share amount equal to $1 per share in the case of the Series A-1 Preferred Stock, $1.35 per share in the case of the Series A-2 Preferred Stock, $.048 per share in the case of the Series B-1 Preferred Stock, $1.08 per share in the case of the Series B-2 Preferred Stock, $1.40 per share in the case of the Series C Preferred Stock, $3.08 per share in the case of the Series D Preferred Stock, and $5.04 per share in the case of Series E Preferred Stock, plus any accrued but unpaid dividends (the “liquidation value”). In the event of liquidation, the order of these preference payments would be as follows: E, D, C, A-2, A-1, B-2, and B-1. These distributions will be made prior to any distributions to other stockholders. Any amounts remaining after such distributions will be distributed to the holders of the common stock and the preferred stock on parity with each other (on an as-converted basis). In the event that holders of preferred stock do not convert their shares to common, liquidation payments are limited to $7.70 per share for Series E Preferred Stock and Series D Preferred Stock and to $4.00 per share for Series C Preferred Stock.

Conversion — Holders of shares of preferred stock have the right to convert their shares, at any time, into shares of common stock. The conversion rate for each series of preferred stock is one for one. The conversion rate for each series of preferred stock is subject (i) to proportional adjustments for splits, reverse splits, recapitalizations, etc. and (ii) to formula-weighted-average adjustments in the event that the Company issues additional shares of common stock or securities convertible into or exercisable for common stock at a purchase price less than the applicable conversion price then in effect, other than the issuance of shares to directors, officers, employees, and consultants pursuant to stock plans approved by the Board of Directors and certain other exceptions. Each share of preferred stock will be automatically converted into shares of common stock upon the closing of the sale of shares of common stock at a price of $7.56 per share or greater (subject to appropriate adjustment for stock dividends, stock splits, combinations, and other similar recapitalizations affecting such shares) in an underwritten public offering, pursuant to an effective registration statement under the Securities Act of 1933, resulting in at least $50 million in gross proceeds. At the issuance date of each series of preferred stock, the Company determined that no beneficial conversion features existed. In addition, no contingent events have occurred through September 30, 2007 that have created any beneficial conversion features.

Voting — Generally, holders of shares of preferred stock vote on all matters, including the election of directors, with the holders of shares of common stock on an as-if-converted basis, except when law requires a class vote.

Redemption — On or after April 15, 2009, at the written election of the holders of at least two-thirds in interest of the Series E Preferred Stock and Series D Preferred Stock, voting together as a single class, and upon notice to the Company, the Company shall redeem 50% of all of the shares of the Series E Preferred Stock and Series D Preferred Stock then outstanding. The Company shall redeem the remaining athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outstanding shares of Series E Preferred Stock and Series D Preferred Stock on the first anniversary of the redemption date. Each share of the Series E Preferred Stock and Series D Preferred Stock will be redeemed for $5.04 and $3.08, respectively, plus any declared but unpaid dividends.

Investor Rights — The holders of preferred stock, warrants to purchase shares of preferred stock and warrants to purchase shares of common stock have certain rights to register shares of common stock received upon conversion of such instruments under the Securities Act of 1933 pursuant to a registration rights agreement and an investor rights agreement. These holders are entitled, if the Company registers common stock, to include their shares of common stock in such registration; however, the number of shares which may be registered thereby is subject to limitation by the underwriters. The investors will also be entitled to unlimited piggyback registration rights on registrations of the Company, subject to certain limitations. The Company will bear all fees, costs and expenses of these registrations, other than underwriting discounts and commissions.

Presentation — As a result of the change in control provision for all series of preferred stock and the redemption features of the Series D and Series E Preferred Stock, the Company has classified the preferred stock outside of permanent equity to comply with the provisions of Accounting Series Release No. 268, Redeemable Preferred Stocks, and Emerging Issues Task Force (“EITF”) D-98, Classification and Measurement of Redeemable Securities. The preferred stock is carried at redemption value in the Company’s consolidated balance sheets, as appropriate.

9.	COMMON STOCK AND WARRANTS

Common Stock — Common stockholders are entitled to one vote per share and dividends when declared by the Board of Directors, subject to the preferential rights of preferred stockholders.

Warrants — In connection with a bridge financing with a bank in August 1999 and the LOC in March 2000, the Company issued warrants to purchase 31,481 and 28,571 shares, respectively, of the Company’s Series A-2 and Series C Preferred Stock at exercise prices of $1.35 and $1.40 per share, respectively. The warrants are exercisable through 2009 and 2010, respectively.

During September 2004, the Series A-2 Preferred Stock warrants issued to a bank under the previous bridge financing, which were due to expire, were extended by the Company. Accordingly, the fair value of the warrants was remeasured at the extension date, resulting in additional interest expense of $126,735 being recorded in the statement of operations for the year ended December 31, 2004. The fair value of the warrants was determined using the Black-Scholes valuation with a risk-free interest rate of 3%, no dividend yield, volatility of 69%, and a contractual life of three years.

In connection with equipment financing with a finance company and a bank in May 2001, the Company issued warrants to purchase 64,936 shares of the Company’s Series D Preferred Stock at an exercise price of $3.08 per share. The warrants are exercisable through May 2011.

In connection with a master equipment lease agreement entered into in November 2002 (see Note 7), the Company issued warrants to purchase 75,000 shares of the Company’s common stock at an exercise price of $0.62 per share. The warrants are exercisable through October 2012.

In connection with the LOC in November 2003 (see Note 7), the Company issued warrants to purchase 235,424 shares of the Company’s Series D Preferred Stock at an exercise price of $3.08 per share. The warrants are exercisable through November 2010. The fair value of the warrants was determined using the Black-Scholes valuation method with a risk-free interest rate of 3%, no dividend yield, volatility of 78%, and a contractual life of seven years.

In connection with the amendment to the term loan in February 2005 (see Note 7), the Company issued warrants to purchase 36,945 shares of the Company’s Series E Preferred Stock at an exercise price of $5.04 athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

per share. The warrants are exercisable through February 2012. The fair value of the warrants was determined using the Black-Scholes valuation method with a risk-free interest rate of 3.97%, no dividend yield, volatility of 60% and a contractual life of seven years.

In connection with the Subordinate Note in December 2005 (see Note 7), the Company issued warrants to purchase 124,000 shares of the Company’s Series E Preferred Stock at an exercise price of $5.04 per share. The warrants are exercisable through December 2012. The fair value of the warrants was determined using the Black-Scholes valuation method with a risk-free interest rate of 4.41%, no dividend yield, volatility of 60%, and a contractual life of seven years.

In connection with the September 2006 amendment to the Subordinate Note (see Note 7), the Company issued additional warrants to purchase 24,000 shares of the Company’s Series E Preferred Stock at an exercise price of $5.04 per share to the financing company. The warrants are exercisable through September 2013. The fair value of the warrants was determined using the Black-Scholes valuation method with a risk-free interest rate of 4.83%, no dividend yield, volatility of 71% and a contractual life of seven years.

In connection with the Promissory Notes entered into in March, June and September 2006 (see Note 7), the Company issued warrants to purchase 7,134 shares of the Company’s Series E Preferred Stock at exercise prices of $5.04 per share, respectively. These warrants are exercisable through March, June and September 2013. The fair value of the warrants was determined using the Black-Scholes valuation method with a risk-free interest rate of 4.71% and 5.03% respectively, no dividend yield, volatility of 71%, and a contractual life of seven years.

In connection with promissory notes entered into in September 2006 and December 2006 (see Note 7), the Company issued warrants to purchase 1,050 and 2,296 shares of the Company’s Series E Preferred Stock at an exercise price of $5.04 per share, respectively. These warrants are exercisable through September 2013 and December 2013 respectively. The fair value of the warrants was determined using the Black-Scholes valuation method with a risk-free interest rate of 4.83% and 4.70% respectively, no dividend yield, volatility of 71% and a contractual life of seven years.

A summary of warrants outstanding at December 31, 2006 is as follows:

		Weighted
	Warrants	Average Exercise
	Outstanding	Price	Term	Expiration

Common stock	75,000	$0.62	10 years	2012
Preferred stock:
Series A-2	31,481	1.35	8 years	2012
Series C	28,571	1.40	10 years	2010
Series D	300,360	3.08	7 years	2008 - 2010
Series E	194,375	5.04	7 years	2012 - 2013

	629,787	$3.23

In connection with the June 2007 amendment to the Subordinate Note (see Note 7), the Company issued additional warrants to purchase 5,000 shares of the Company’s Series E Preferred Stock at an exercise price of $9.30 per share to a financing company. The warrants are exercisable through June 2014. The fair value of the warrants was determined using the Black-Scholes valuation method with a risk-free interest rate of 4.69%, no dividend yield, volatility of 71% and a contractual life of seven years.

Upon completion of the IPO, all of the Company’s outstanding preferred stock was automatically converted into common stock and, accordingly, all warrants to purchase preferred stock were converted into warrants to purchase common stock. As of September 30, 2007 (unaudited), there were 154,936 common stock athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warrants outstanding at a weighted average exercise price of $2.08 per share. During the nine months ended September 30, 2007 (unaudited), warrant holders exercised approximately 470,421 warrants resulting in net proceeds to the Company of $1,710,627 (unaudited). Warrants were also exercised during the nine months ended September 30, 2007 (unaudited), using the net issue exercise provision allowed under the terms of the agreement, resulting in an additional 8,075 shares of common stock issued to the warrant holder on the exercise of 9,430 warrants.

Effective with the adoption of FSP 150-5 (see Note 2), the fair value of the Series D and Series E Preferred Stock warrants are reported as warrant liabilities at December 31, 2006. Upon completion of the IPO, all of the Company’s outstanding preferred stock was automatically converted into common stock and, accordingly, all warrants to purchase preferred stock were converted into warrants to purchase common stock. Accordingly, the warrant liability of $7,450,589 (unaudited) was reclassified to additional paid-in capital upon completion of the initial public offering.

Shares Reserved for Future Issuance — The Company has reserved shares of common stock for future issuance for the following purposes:

	December 31,	September 30,
	2006	2007
		(Unaudited)

Conversion of preferred stock to common stock, including preferred stock warrants	22,086,244	—
Stock award plans	2,849,174	4,002,905
Warrants to purchase common stock	75,000	154,936

Total	25,010,418	4,157,841

10.	STOCK COMPENSATION

The Company’s stock award plans provide the opportunity for employees, consultants, and directors to be granted options to purchase, receive awards, or make direct purchases of shares of the Company’s common stock, up to 5,237,821 shares. On January 30, 2007, the Company’s board of directors voted to increase the number of shares eligible for grant under the Company’s stock award plans by 447,734. On May 2, 2007, the Company’s board of directors voted to increase the number of shares eligible for grant under the Company’s stock awards plans by 148,626. Options granted under the plan may be incentive stock options or nonqualified options under the applicable provisions of the Internal Revenue Code.

On August 31, 2007 the Company’s 2007 Employee Stock Purchase Plan (“2007 ESPP”) was adopted by the board of directors and approved by the stockholders. A total of 500,000 shares of common stock has been reserved for future issuance to participating employees under the 2007 ESPP. Employees may authorize deductions from 1% to 10% of compensation for each payroll period during the offering period. Under the terms of the 2007 ESPP, the purchase price shall be equal to 85% of the closing price of the common stock on the purchase date.

On July 27, 2007, the board of directors and the Company’s shareholders of the Company approved the 2007 Stock Option and Incentive Plan (the “2007 Stock Option Plan”) effective as of the close of the Company’s IPO which occurred on September 25, 2007. The board of directors authorized 1.0 million shares in addition to the shares available under the Company’s 2007 Stock Option Plan. Options granted under the plan may be incentive stock options or nonqualified options under the applicable provisions of the Internal Revenue Code. The 2007 Stock Option Plan includes an “evergreen provision” that allows for an annual increase in the number of shares of common stock available for issuance under the Plan. The annual increase will be added on the first day of each fiscal year from 2008 through 2013, inclusive, and will be equal to the athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lesser of (i) 5.0% of the number of then-outstanding shares of stock and of the preceding December 31 and (ii) a number as determined by the board of directors.

Incentive stock options are granted at or above the fair value of the Company’s common stock at the grant date as determined by the Board of Directors. Incentive stock options granted to employees who own more than 10% of the voting power of all classes of stock are granted at 110% of the fair value of the Company’s common stock at the date of the grant. Nonqualified options may be granted at amounts up to the fair value of the Company’s common stock on the date of the grant, as determined by the Board of Directors. All options granted vest over a range of one to four years and have contractual terms of between five and ten years. Options granted for new hires typically vest 25% per year over a total of four years at each anniversary. Options granted as part of annual assessments of performance (typically after year-end results are evaluated) vest 60% ratably over the first three years and 40% ratably over the last year of a four-year vesting term.

Under the terms of their employment agreements, certain executives are due to receive options to purchase common stock upon the achievement of specified Company milestones. Options for the purchase of 230,000 shares of common stock would be granted to these executives upon achievement of the milestone at exercise prices equal to the fair value of the Company’s common stock on the grant date. In accordance with the transition provisions under the prospective method of SFAS 123(R), these options continue to be accounted for under APB 25, whereby compensation expense is recognized in an amount equal to the excess of the fair value over the exercise price of the award. The Company has not achieved these milestones as of September 30, 2007. Under the terms of these awards, the exercise price will equal fair value at the grant date and therefore no compensation expense has been recognized to date.

Pursuant to stock option agreements between the Company and each of its named executive officers, unvested stock options awarded under these agreements shall become accelerated by a period of one year upon the consummation of an acquisition of the Company. For purposes of these agreements, an acquisition is defined as: (i) the sale of the Company by merger in which its shareholders in their capacity as such no longer own a majority of the outstanding equity securities of the Company; (ii) any sale of all or substantially all of the assets or capital stock of the Company; or (iii) any other acquisition of the business of the Company, as determined by its board of directors.

At December 31, 2006 and September 30, 2007 there were approximately 23,488 and 1,106,788 shares (unaudited), respectively, available for grant under the Company’s stock award plans.

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the stock option activity:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
			(In years)

Outstanding — January 1, 2006	2,437,794	$1.48
Granted	702,532	6.08
Exercised	(183,737)	1.06
Forfeited	(130,903)	2.09

Outstanding — December 31, 2006	2,825,686	$2.62	7.4	$12,945,901

Granted (unaudited)	610,350	$8.69
Exercised (unaudited)	(422,115)	$1.60
Forfeited (unaudited)	(117,804)	$6.24

Outstanding — at September 30, 2007 (unaudited)	2,896,117	$3.90	7.3	$90,004,092

Exercisable — December 31, 2006	2,416,475	$2.38	7.4	$11,647,410

Exercisable — at September 30, 2007 (unaudited)	2,360,659	$3.10	6.9	$75,243,483

Vested and expected to vest at December 31, 2006	2,820,875	$2.21	7.1	$14,076,166

Vested and expected to vest at September 30, 2007 (unaudited)	2,607,896	$3.56	7.1	$79,158,921

Weighted-average fair value of options granted during the year ended December 31, 2006		$4.13

Weighted-average fair value of options granted for the nine months ended September 30, 2007 (unaudited)		$5.85

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The summary information about stock options outstanding at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable
			Weighted-			Weighted-
		Weighted-	Average		Weighted-	Average
	Number	Average	Remaining	Number	Average	Remaining
Range of Exercise Price	Outstanding	Exercise Price	Life	Exercisable	Exercise Price	Life
			(Years)			(Years)

$0.28 - $0.45	109,541	$0.28	3.50	109,541	$0.28	3.50
0.46 - 0.92	1,298,868	0.62	6.10	1,214,516	0.62	6.10
0.93 - 2.50	152,245	2.02	7.70	133,392	2.00	7.70
2.51 - 3.50	470,913	3.42	8.30	425,756	3.42	8.30
3.51 - 4.50	18,744	3.80	8.50	6,434	3.80	8.60
4.51 - 5.26	255,073	4.98	9.00	123,362	5.02	8.90
5.27 - 6.50	168,502	5.88	9.40	73,474	6.02	9.10
6.51 - 7.50	351,800	6.58	9.70	330,000	6.58	9.70

	2,825,686	$2.62	7.40	2,416,475	$2.38	7.40

As a result of adoption of SFAS 123(R) on January 1, 2006, the Company recorded compensation expense of $356,329 for the year ended December 31, 2006. The per share impact of stock-based compensation for the year ended December 31, 2006 was ($0.08) per share, on a basic and diluted basis. There was no impact on the presentation in the consolidated statements of cash flows as no excess tax benefits have been realized subsequent to adoption.

Stock-based compensation expense for the year ended December 31, 2006 and for the nine months ended September 30, 2006 and 2007 (unaudited) are as follows (no amounts were capitalized):

		Nine Months	Nine Months
	Year Ended	Ended	Ended
	December 31,	September 30,	September 30,
	2006	2006	2007
		(Unaudited)	(Unaudited)

Stock-based compensation charged to:
Direct operating	$63,645	$42,720	$136,684
Selling and marketing	43,789	31,467	84,028
Research and development	52,859	37,349	177,702
General and administrative	196,036	59,696	538,853

Total	$356,329	$171,232	$937,267

The Company uses the Black-Scholes option pricing model to value share-based awards and determine the related compensation expense. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates. The following table illustrates the weighted average assumptions used to compute stock-based compensation expense for awards granted during the year ended December 31, 2006 and the nine months ended September 30, 2007:

	Year Ended	Nine Months Ended
	December 31, 2006	September 30, 2007
		(Unaudited)

Risk-free interest rate	4.9%	4.7%
Expected dividend yield	0.0%	0.0%
Expected option term (years)	6.25	6.25
Expected stock volatility	71.0%	71.0%

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The risk-free interest rate estimate was based on the U.S. Treasury rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.

The expected dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future.

The weighted average expected option term reflects the application of the simplified method set forth in the Securities and Exchange Commission Staff Accounting Bulletin No. 107, which was issued in March 2005 and is available for options granted prior to December 31, 2007. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.

The Company bases its estimate of expected volatility using volatility data from comparable public companies in similar industries and markets because there is currently no public market for the Company’s common stock, and therefore a lack of market based company-specific historical and implied volatility information. The Company intends to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company.

SFAS 123(R) requires that the Company recognize compensation expense for only the portion of options that are expected to vest. In developing a forfeiture rate estimate, the Company considered its historical experience and if necessary, will revise such amounts in subsequent periods if actual forfeitures differ from those estimates. The Company applied a forfeiture rate of 17% in determining stock based compensation expense for the year ended December 31, 2006 and the nine months ended September 30, 2007 (unaudited).

At December 31, 2006 and September 30, 2007, there was $2,460,284 and $4,618,400 (unaudited), respectively, of unrecognized stock compensation expense related to unvested share-based compensation arrangements granted under the Company’s stock award plans. This expense is expected to be recognized over a weighted-average period of approximately 3.1 years.

Cash received from stock option exercises during the year ended December 31, 2006 and the nine months ended September 30, 2007 was $194,469 and $674,670 (unaudited), respectively. The intrinsic value of the shares issued from option exercises in the year ended December 31, 2006 and the nine months ended September 30, 2007 was $898,535 and $3,211,625 (unaudited), respectively. The Company generally issues previously unissued shares for the exercise of stock options, however the Company may reissue previously acquired treasury shares to satisfy these issuances in the future.

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	INCOME TAXES

The components of the Company’s deferred income taxes at December 31, 2005 and 2006, are as follows:

	2005	2006

Deferred tax assets:
Federal net operating loss carryforward	$15,951,800	$18,918,800
State net operating loss carryforward	2,695,400	1,334,400
Other accrued liabilities	2,167,400	400,900
Allowance for doubtful accounts	160,900	224,400
Fixed assets	330,900	555,900
Research and development tax credits	617,400	988,700
Deferred rent obligation	2,708,200	2,218,000
Deferred revenue	1,166,800	1,435,800

	25,798,800	26,075,500
Deferred tax liabilities:
Capitalized software development	(841,900)	(682,300)
Leasehold improvements	(2,052,000)	(1,822,500)

	(2,893,900)	(2,504,800)
Less valuation allowance	(22,904,900)	(23,570,700)

Net deferred tax assets	$—	$—

The Company has recognized a full valuation allowance to offset the net deferred tax assets as the Company’s history of losses does not support that it is more-likely than not that these assets will be realized. The change in valuation allowance during 2004, 2005 and 2006 was $1,741,600, $5,314,100, and $665,800 respectively.

At December 31, 2006, the Company has federal and state net operating loss carryforwards of approximately $55,640,000 and $23,383,000, respectively to offset future federal and state taxable income that begin to expire in 2007 and expire at various times through 2025. The Company also has federal and state research and development tax credit carryforwards of approximately $690,800 and $297,900, respectively, available to offset future federal and state taxes. Such credits expire at various times through 2021. The utilization of net operating loss and research and development tax credit carryforwards may be subject to annual limitations under Sections 382 and 383 of the Internal Revenue Code.

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended December 31:

	2005	2006

Income tax computed at federal statutory tax rate	34%	34%
State taxes, net of federal benefit	6%	6%
Change in valuation allowance	(45)%	(7)%
Rate change and prior year adjustments	6%	(29)%
Research and development credits	2%	3%
Permanent differences	(1)%	(5)%
Other	(1)%	(2)%

Total	0%	0%

12.	EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) retirement savings plan (the “401(k) Plan”), under which eligible employees may contribute, on a pre-tax basis, specified percentages of their compensation, subject to maximum aggregate annual contributions imposed by the Internal Revenue Code of 1986, as amended. All employee contributions are allocated to the employee’s individual account and are invested in various investment options as directed by the employee. Employees’ cash contributions are fully vested and nonforfeitable. The Company may make a discretionary contribution in any year, subject to authorization by the Company’s Board of Directors. During the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 the Company did not make any such discretionary contributions. During the nine months ended September 30, 2007, the Company’s contribution to the Plan was $106,937 (unaudited).

13.	CONTINGENCIES

In February 2005, the Company was sued by Billingnetwork Patent, Inc. in Florida federal court alleging infringement of its patent issued in 2002 entitled “Integrated Internet Facilitated Billing, Data Processing and Communications System.” In April 2005, the Company moved to dismiss that case, and oral arguments on that motion were heard by the court in March of 2006. The Company is awaiting further action from the court at this time, however the potential outcome of this case is neither probable nor estimable and therefore there is no accrual for such claim recorded at December 31, 2005, 2006 or September 30, 2007.

The Company is engaged in certain other legal actions arising in the ordinary course of business, including employment discrimination claims and challenges to the Company’s intellectual property. The Company believes that it has adequate legal defenses and believes that it is remote that the ultimate dispositions of these actions will have a material effect on the Company’s financial position, results of operations, or cash flows. There are no accruals for such claims recorded at December 31, 2005, 2006 or September 30, 2007.

The Company’s services are subject to sales and use taxes in certain jurisdictions. The Company’s contractual agreements with its customers provide that payment of any sales or use tax assessments are the responsibility of the customer. Accordingly, the Company believes that sales and use tax assessments, if applicable, will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	RELATED PARTY TRANSACTIONS

On May 24, 2007, the Company entered into a marketing and sales agreement with PSS World Medical Shared Services (“PSS”). Under the terms of the agreement, the Company will pay PSS sales commissions based upon the estimated contract value of orders placed with PSS, which will be adjusted 15 months after the go-live date of the service to reflect actual revenue received by the Company from the customer. Subsequent commissions will be based upon a specified percentage of actual revenue generated from orders placed with PSS. The Company will be responsible for funding $300,000 toward the establishment of an incentive plan for the PSS sales representatives during the first twelve months of the agreement, as well as co-sponsoring training sessions for PSS sales representatives and conducting on-line education for PSS sales representatives. The term of the agreement is three years with automatic one-year renewals and can be terminated without cause by either party with 120 days notice. In the event of termination, the Company would be required to continue to pay a commission from PSS identified clients for two years, to the extent that the clients continue to use the services of the Company.

On June 29, 2007, certain of the Company’s preferred stockholders sold a portion of their shares to PSS. The Company was obligated to pay certain financial advisor fees in connection with this transaction. Under the terms of the stock purchase agreement, PSS agreed to pay for the Company’s costs incurred in connection with this transaction up to $592,000. The Company has accounted for the payment of these costs as an expense included in other expense in the statement of operations and a contribution to additional paid-in-capital as these costs were paid by a shareholder.

15.	SUBSEQUENT EVENTS (UNAUDITED)

On October 1, 2007, the Company paid the balance of the promissory notes, totaling $4,091,448 (See Note 7). The Company recorded additional charges to interest expense of $157,832 to fully amortize the debt discount, write off outstanding deferred financing fees, recognize accrued interest expense and recognize a penalty for early extinguishment of the debt.

On October 1, 2007, the Company paid the balance of the Equipment Line totaling $952,563 (See Note 7) and recorded additional charges to interest expense of $10,037 to fully amortize the debt discount, write off outstanding deferred financing fees and recognize accrued interest expense.

On October 1, 2007, the Company paid the balance of the Security Agreement totaling $171,630 (See Note 7) and recorded additional charges to interest expense of $22,672 to recognize accrued interest expense and recognize a penalty for early extinguishment of the debt.

On November 28, 2007, we entered into a purchase and sale agreement with a wholly-owned subsidiary of Bank of America Corporation for the purchase of a complex of buildings, including approximately 133,000 square feet of office space, on approximately 53 acres of land located in Belfast, Maine, for a total purchase price of $6.1 million. The purchase is expected to close in the first quarter of 2008, subject to customary closing conditions, including the completion of our due diligence. We intend to utilize this facility as a second operational service site, and to lease a small portion of the space to commercial tenants.

On December 31, 2007, the Company paid the balance of the $17,000,000 subordinate note (See Note 7). The Company recorded additional charges to interest expense of $671,741 to fully amortize the debt discount, write off outstanding deferred financing fees, recognize accrued interest expense and recognize a penalty for early extinguishment of the debt.

From October 1, 2007 through January 2, 2008, there were 179,025 options granted at a weighted average exercise price of $35.21. On December 9, 2007, the Board approved 245,000 options to be granted at a price to be set to the closing price of the Company’s stock on February 1, 2008.

athenahealth, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In October 2007, the Company received an audit notification from the Commonwealth of Massachusetts Department of Revenue requesting materials relating to the amount of use tax the Company paid on account of purchases by the Company for the audit periods between January 1, 2004 and December 31, 2006. The audit is ongoing as of December 31, 2007. During the fourth quarter of 2007, the Company accrued a liability of approximately $50,000 in connection with this ongoing audit.

athenahealth
Internet-based business services
that let doctors be doctors.

Because the only form a physician should have to focus on is the human one.

greater control through our proprietary internet-based software.

faster payment driven by our continually updated database of payer reimbursement rules.

better support from our team of professionals in our back-office service operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee.

Amount to be Paid

SEC registration fee	$	*
Financial Industry Regulatory Authority, Inc. fee		*
Nasdaq Global Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our restated certificate of incorporation (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our restated by-laws (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and By-Laws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the registrant has issued the following securities that were not registered under the Securities Act:

Issuances of Warrants in Financings.

In February 2005, we issued (i) a warrant to purchase 10,000 shares of Series E Convertible Preferred Stock at an exercise price of $5.04 per share to Silicon Valley Bank and (ii) a warrant to purchase 26,945 shares of Series E Convertible Preferred Stock at an exercise price of $5.04 per share to ORIX Venture Finance LLC. In November 2006, ORIX Venture Finance LLC assigned the rights to 5,000 of their shares under the February 2005 warrant. Consequently, we cancelled their February 2005 warrant and issued (i) a warrant to purchase 5,000 shares of Series E Convertible Preferred Stock at an exercise price of $5.04 per share to Banc of America Strategic Investments Corporation and (ii) a warrant to purchase 21,945 shares of Series E Convertible Preferred Stock at an exercise price of $5.04 per share to ORIX Venture Finance LLC.

In December 2005, we issued a warrant to purchase 124,000 shares of Series E Convertible Preferred Stock at an exercise price of $5.04 per share to ORIX Venture Finance LLC.

In March 2006, we issued a warrant to purchase 3,711 shares of Series E Convertible Preferred Stock at an exercise price of $5.04 per share to Oxford Finance Corporation.

In June 2006, we issued a warrant to purchase 2,373 shares of Series E Convertible Preferred Stock at an exercise price of $5.04 per share to Oxford Finance Corporation.

In September 2006, we issued (i) a warrant to purchase 1,050 shares of Series E Convertible Preferred Stock at an exercise price of $5.04 per share to Oxford Finance Corporation and (ii) a warrant to purchase 24,000 shares of Series E Convertible Preferred Stock at an exercise price of $5.04 per share to ORIX Venture Finance LLC.

In December 2006, we issued a warrant to purchase 2,296 shares of Series E Convertible Preferred Stock at an exercise price of $5.04 per share to Oxford Finance Corporation.

In June 2007, we issued a warrant to purchase 5,000 shares of Series E Convertible Preferred Stock at an exercise price of $9.30 per share to ORIX Venture Finance LLC.

We issued each of these warrants to financial institutions in consideration of these institutions entering into debt financing arrangements with us. No cash or additional consideration was received by us in consideration of our issuance of these securities.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering. In the case of each warrant issuance, these warrants were only offered to the individual warrantholder. As a result, none of these transactions involved a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were accredited investors or not U.S. persons, as applicable, and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and Exercises of Stock Options.

Since June 1, 2004, we have granted stock options to purchase 2,705,548 shares of common stock with exercise prices ranging from $1.97 to $43.75 per share, to employees, directors and consultants pursuant to our stock option plans. All of these options were issued in consideration of services rendered to us, with exercise prices equal to the estimated fair value of our common stock on the date of grant. No cash or additional consideration was received by us in consideration of our issuance of these options. Of the options granted after June 1, 2004, 103 holders of those options to purchase shares of our common stock exercised those options for an aggregate of 274,423 shares at a weighted average exercise price of $7.21. The issuances of these options and the common stock upon exercise of these options were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Consolidated Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Watertown, Massachusetts on January 7, 2008.

ATHENAHEALTH, INC.

By:	/s/ JONATHAN BUSH
Jonathan Bush
Chief Executive Officer, President and
Chairman of the Board

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL BY THESE PRESENT, that each individual whose signature appears below hereby constitutes and appoints each of Jonathan Bush and Carl B. Byers as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

/s/ JONATHAN BUSH Jonathan Bush	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	January 7, 2008

/s/ CARL B. BYERS Carl B. Byers	Chief Financial Officer (Principal Financial and Accounting Officer)	January 7, 2008

/s/ RUBEN J. KING-SHAW, JR. Ruben J. King-Shaw, Jr.	Lead Director	January 7, 2008

/s/ JAMES L. MANN James L. Mann	Director	January 7, 2008

/s/ ANN H. LAMONT Ann H. Lamont	Director	January 7, 2008

Name	Title	Date

/s/ BRYAN E. ROBERTS Bryan E. Roberts	Director	January 7, 2008

/s/ RICHARD N. FOSTER Richard N. Foster	Director	January 7, 2008

/s/ BRANDON H. HULL Brandon H. Hull	Director	January 7, 2008

/s/ JOHN A. KANE John A. Kane	Director	January 7, 2008

/s/ TODD Y. PARK Todd Y. Park	Director	January 7, 2008

EXHIBIT INDEX

Exhibit
No.		Exhibit Index

1	.1**	Form of Underwriting Agreement
3	.1(i)	Amended and Restated Certificate of Incorporation of the Registrant
3	.2(i)	Amended and Restated Bylaws of the Registrant
4	.1(i)	Specimen Certificate evidencing shares of common stock
5	.1**	Opinion of Goodwin Procter LLP
10	.1(i)	Form of Indemnification Agreement, to be entered into between the registrant and each of its directors and officers
†10	.2(i)	1997 Stock Plan of the Registrant and form of agreements thereunder
†10	.3(i)	2000 Stock Option and Incentive Plan of the Registrant, as amended, and form of agreements thereunder
†10	.4(i)	2007 Stock Option and Incentive Plan of the Registrant, and form of agreements thereunder
†10	.5(i)	2007 Employee Stock Purchase Plan
#10	.6(i)	Lease between President and Fellows of Harvard College and the Registrant, dated November 8, 2004 for space at the premises located at 300 North Beacon Street, Watertown, MA 02472 and 311 Arsenal Street, Watertown, MA 02472
10	.7(i)	Agreement to Lease by and between Ramaniyam Real Estate Private Ltd. and Athena Net India Private Limited, dated August 25, 2006 for space at the premises located at Nos. 57, 59, 61 & 63, Taylors Road, Kilpauk, Chennai-600 010
#10	.8(i)	Agreement of Lease by and between Sentinel Properties — Bedford, LLC and the Registrant, dated May 8, 2007
#10	.9(i)	Master Agreement for U.S. Availability Services by and between Sungard Availability Services LP and the Registrant, dated March 31, 2007, as amended
#10	.10(i)	Amended and Restated Marketing and Sales Agreement by and between the Registrant and Worldmed Shared Services, Inc. (d/b/a PSS World Medical Shared Services, Inc.) dated May 24, 2007
#10	.11(i)	Services Agreement by and among Vision Healthsource, Inc., Vision Healthsource India Private Ltd., and the Registrant, dated December 9, 2002, as amended
#10	.12(i)	Master Service Agreement by and between Exodus Communications, Inc. and the Registrant, dated September 1999
10	.13(i)	Second Amended and Restated Investor Rights Agreement, dated April 16, 2004
10	.14(i)	Registration Rights Agreement by and between Silicon Valley Bank and ORIX Venture Partners LLC and the Registrant, as amended
†10	.15(i)	Employment Agreement by and between the Registrant and Jonathan Bush, as amended
†10	.16(i)	Employment Agreement by and between the Registrant and Todd Park, as amended
†10	.17(i)	Employment Agreement by and between the Registrant and James MacDonald, dated August 30, 2006
†10	.18(i)	Employment Agreement by and between the Registrant and Carl Byers, as amended
†10	.19(i)	Employment Agreement by and between the Registrant and Christopher Nolin, dated April 1, 2001
10	.20(i)	Loan and Security Agreement by and between Silicon Valley Bank and the Registrant, dated August 20, 2002, as amended
10	.21(i)	Loan and Security Agreement by and between ORIX Venture Finance LLC and the Registrant, dated December 28, 2005, as amended
10	.22(i)	Secured Promissory Notes issued to ORIX Venture Finance LLC on December 28, 2005, September 21, 2006 and June 8, 2007
10	.23(i)	Loan and Security Agreement by and between Bank of America, N.A. and the Registrant, dated March 31, 2006
10	.24(i)	Equipment Loan Note issued to Bank of America, N.A. on March 31, 2006
10	.25(i)	Master Security Agreement No. 6081111 by and between Oxford Finance Corporation and the Registrant, dated March 31, 2006

Exhibit
No.		Exhibit Index

10	.26(i)	Promissory Notes issued to Oxford Finance Corporation on March 31, 2006, June 21, 2006, September 27, 2006, December 15, 2006 and March 19, 2007
10	.27(i)	Master Security Agreement by and between General Electric Capital Corporation and the Registrant, dated August 23, 2002
10	.28(i)	Warrant to Purchase 75,000 Shares of the Registrant’s Common Stock, issued to Pentech Financial Services, Inc. on November 1, 2002
10	.29(i)	Warrant to Purchase Shares of the Registrant’s Series A-2 Convertible Preferred Stock, issued to Silicon Valley Bank on September 9, 1999, as amended
10	.30(i)	Warrant to Purchase 28,571 Shares of the Registrant’s Series C Convertible Preferred Stock, issued to Silicon Valley Bank on March 31, 2000
10	.31(i)	Warrant to Purchase 78,475 Shares of the Registrant’s Series D Convertible Preferred Stock, issued to Silicon Valley Bank on November 4, 2003
10	.32(i)	Warrant to Purchase 32,468 Shares of the Registrant’s Series D Convertible Preferred Stock, issued to GATX Ventures, Inc. on May 31, 2001
10	.33(i)	Warrant to Purchase 32,468 Shares of the Registrant’s Series D Convertible Preferred Stock, issued to TBCC Funding Trust II on May 31, 2001
10	.34(i)	Warrant to Purchase 156,949 Shares of the Registrant’s Series D Convertible Preferred Stock, issued to ORIX Venture Finance LLC on November 4, 2003
10	.35(i)	Warrant to Purchase 10,000 Shares of the Registrant’s Series E Convertible Preferred Stock, issued to Silicon Valley Bank on February 28, 2005
10	.36(i)	Warrant to Purchase 21,945 Shares of the Registrant’s Series E Convertible Preferred Stock, issued to ORIX Venture Finance LLC on November 8, 2006
10	.37(i)	Warrant to Purchase 5,000 Shares of the Registrant’s Series E Convertible Preferred Stock, issued to Banc of America Strategic Investments Corporation on November 8, 2006
10	.38(i)	Warrant to Purchase 5,000 Shares of the Registrant’s Series E Convertible Preferred Stock, issued to ORIX Venture Finance LLC on June 6, 2007
10	.39(i)	Master Equipment Lease Agreement by and between CIT Technologies Corporation and the Registrant, dated June 1, 2007
10	.40(ii)	Purchase at Sole Agreement dated November 28, 2007 between the Registrant and Bracebridge Corporation
10	.41**	Employment Agreement by and between the Registrant and Robert Cosinuke
10	.42**	Employment Agreement by and between the Registrant and Robert Hueber
10	.43**	Employment Agreement by and between the Registrant and Nancy Brown
21	.1(i)	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP
23	.2**	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included in page II-5)

*	Previously filed.

**	To be included by amendment

†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

(i)	Incorporated by reference to the Registrant’s registration statement on Form S-1 (File No. 333-143998)

(ii)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed November 29, 2007.